SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2005



                               CP SHIPS LIMITED

------------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

------------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____          Form 40-F   X
                                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______   No        X
                           -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 105 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CP SHIPS LIMITED
                                                 ----------------
                                                 (Registrant)

Date:  1 April 2005
                                                 By:  /s/ JOHN M. BAKER
                                                      -------------------------
                                                       Name: John M. Baker
                                                       Title:   Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                     Page
----------------------                                                     ----

      10.1    CP Ships 2004 Annual Report                                    4

      10.2    CP Ships Limited Notice of Annual Meeting of Shareholders     76
              and Management Proxy Circular, 30th March 2005

                                                                  Exhibit 10.1


CP SHIPS
2004 Annual Report



                                                                 A tough year.
                                                              Still on course.

[PHOTO OMITTED]
[Photograph of containership "Contship Aurora"]

Key Events

First Quarter

o    Completion of $200 million 4% convertible note offering

o    Start of a third Asia-Americas service

o    Closing of five-year $525 million revolving credit facility

o    First Director Environmental Services appointed

Second Quarter

o    Acquisition of ROE Logistics

o Announcement of a new Asia-Australia service and a second Gulf of Mexico-East Coast South America loop

o    Expansion of Asia-Americas services

o    New senior executive management team announced

o    Formation of Sarbanes-Oxley Section 404 compliance group

[PHOTO OMITTED]

Third Quarter

o    On-time compliance with new United Nations IMO ship security system

o Restatement of results previously reported for 2002, 2003 and first quarter 2004

o    Formation of Special Board Committee

o    Establishment of Process & Controls task force

o    Announcement of Montreal-North Europe capacity adjustment

Fourth Quarter

o    Resignation of CEO: Chairman resumes executive responsibilities

o    Strengthened and expanded financial management team announced

o    Investment in 3,000 new temperature-controlled containers

o    Record quarterly result

[PHOTO OMITTED]

The Cast Prosperity on its maiden voyage in the St Lawrence River. It is one of three new ice-strengthened 1600 teu containerships replacing larger 2400 teu ships in the Montreal-North Europe trade lane as part of our plan to improve supply/demand balance.

ABOUT CP SHIPS

One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 31st December 2004, CP Ships' vessel fleet was 79 ships and its container fleet 460,000 teu. Its 2004 volume was 2.3 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. CP Ships employs 4,800 people.

For further information visit the CP Ships website, www.cpships.com.

ABOUT OUR STOCK SYMBOL - TEU

Our stock symbol TEU stands for "twenty-foot equivalent unit" and is the container shipping industry's standard for measuring container size, ship capacity and volume. One 20-foot container would be one teu. One 40-foot container would be two teus.


ANZDL [Logo Omitted]        CAST [Logo Omitted]      Lykes Lines [Logo Omitted]


                                [Logo Omitted]
                                   Contship
                                CONTAINERLINES


[Logo Omitted]
CANADA                Italia [Logo Omitted] Line       [Logo Omitted] TMM LINES
MARITIME

2004 Annual Report

 2 Letter to Shareholders

 8 Our Responsibilities

14 Route Map

16 Management's Discussion and Analysis

16 Financial Highlights

18 Overview: Our Business

22 Overview: Our 2004 Performance

26 Review of Operations

32 Principal Consolidated
   Balance Sheet Items

33 Liquidity & Capital Resources

37 Financial Instruments

38 Litigation

39 Critical Accounting Policies & Estimates

40 Changes in Accounting Policies

42 Definitions of Non-GAAP Items

43 Glossary of Shipping Industry Terms

44 Ten-Year Comparison

45 Quarterly Results 2004 & 2003

46 Forward-Looking Statements

47 Management's Responsibility
   for Financial Reporting

47 Auditors' Report

48 Consolidated Financial Statements

51 Notes to the Consolidated
   Financial Statements

72 Shareholder Information

"Last year was the most challenging since our public listing in 2001... We have made good progress putting our problems behind us and they should not overshadow what we achieved in 2004."

Dear Shareholders

A TOUGH YEAR Last year was the most challenging since our public listing in 2001. In August, we announced the restatement of results for 2002, 2003 and first quarter 2004. In December, our CEO resigned following differences with the Board over the company's direction. Furthermore, performance in our largest market, the TransAtlantic, was unsatisfactory.

We have made good progress putting our problems behind us and they should not overshadow what we achieved in 2004. To capitalize on the continued strong growth in Asia including China we added a third Asia-Americas service and a new Asia-Australia service, which are performing to expectations. Asia now accounts for 23% of our overall volume compared with 9% five years ago. We restructured our India and Australasia services resulting in improved profitability. And, we expanded in Latin America with a second Gulf-East Coast South America service.

We strengthened our financial position with the issue of a $200 million 4% convertible senior subordinated note in February and the replacement in March of two credit facilities with a single $525 million revolving credit facility which is currently undrawn.

As part of our strategy to leverage strong regional positions and add value to core container services, we acquired ROE Logistics in April, which has proved successful.

CHAIRMAN'S ROLE I became Chairman in May and we appointed a new CEO as part of our long-term succession plan. It was a disappointment that it did not work out as we had envisioned. However, we now have a process in place to find a new CEO. In the meantime,

I am committed full time to CP Ships and, with the support of a strong executive management team, we are overcoming this setback.

RESTATEMENT Results reported for the period from 1st January 2002 to 31st March 2004 were restated downward in August last year by a total of $41 million of which $29 million related to 2003, mainly for understated costs. The errors came to light during the implementation of a new financial accounting system and resulted from deficiencies in certain accounting and related business processes during a period of unprecedented increases in container shipping costs and adverse exchange rates. The experience has been painful. However, CP Ships has come through it much stronger.

As soon as the need to restate became evident, we worked to identify the causes and take corrective measures. The Board formed a Special Committee to look into the reasons for the restatement and management's response. We established a senior-level Process and Controls task force to review all relevant aspects of our business and accounting processes. Since the group was formed, its work has extended beyond the activities directly related to the restatement and has become a permanent part of our organization under a new Vice President Business Controls.


[PHOTO OMITTED]
[Chairman Ray Miles at CP Ships headquarters in Gatwick, UK.]

"As soon as the need to restate became evident, we worked to identify the causes and take corrective measures."

FINANCIAL CONTROL IMPROVEMENTS

o All container shipping services will be on one financial accounting system and one operational system by midyear.

o Senior-level task force established to review and strengthen financial controls and related business processes.

o Special task force created to focus exclusively on compliance with Section 404 of the Sarbanes-Oxley Act.

o Many accounting and business processes were improved including those relating to the recording and monitoring of accruals and the review and reconciliation of balances.

o Financial organization and reporting was strengthened by adding staff and appointing a new Group Financial Controller, a Vice President Business Control and a new Vice President Finance Americas.


STOCK PERFORMANCE Investor confidence in CP Ships suffered as a result of the restatement. Our stock started the year on the New York Stock Exchange at $20.84, shortly after the restatement fell to a low of $11.47 and ended the year at $14.35. We are working hard to restore the faith of our shareholders and believe we have moved in the right direction by improving our processes and controls, turning in an improved performance for 2004 despite our difficulties and finishing off with a quarterly record result in the fourth quarter.

[GRAPHIC OMITTED]
SHARE PRICE HISTORY - 2004

Our Core Strategy

Our aim is to deliver value to shareholders through the industry cycle. To achieve this we:

o Concentrate on container shipping, allowing management to focus on planning for and responding to an often rapidly changing global business environment.

o Maintain strong regional market positions to deliver superior customer service and maximize trade lane economies of scale. We are the leading carrier in the majority of our core trade lanes, often working in ship network partnerships.

o Grow the business organically and profitably by improving utilization of ships and, when appropriate, adding capacity or new routes.

o Control costs, albeit in a currently difficult environment, through global scale, improved efficiency and cost reduction programs.

o Make investments in ships and containers for both growth and improved profitability. Over the long term, owned or long-term committed ships and containers are cheaper than chartered or leased.

o Invest in business acquisitions at sensible prices in a disciplined manner to generate more rapid growth in existing or new markets and provide a platform for further scale economies and efficiency improvements.

o Build investment capacity to manage through the industry cycle and to invest aggressively in ships, containers and businesses when conditions are right.

2004 PERFORMANCE We performed better in 2004 than in 2003. Revenue was $3.7 billion. EBITDA was $253 million, operating income $129 million and net income $74 million each before unusual charges of $5 million for costs related to the restatement and the departure of the former CEO. Revenue per teu at $1,612 was 13% higher than in 2003. Our average freight rate was 8% higher. Inland and other revenue increased by 24%. And our return on capital employed at 6.8% was up from the previous year's 5.7%. Nevertheless, we had hoped to do better.

[GRAPHIC OMITTED]
RETURN ON CAPITAL EMPLOYED
%

Volume, at 2.3 million teu was up 4% from 2003, not as strong as expected due in part to capacity constraints. Volume growth in the TransAtlantic was a modest 3%. However, we were pleased to see our Asian market volume grow by 14%.

Because of higher operating costs and the inability to increase freight rates enough, due to market conditions, TransAtlantic profitability was down by $40 million despite higher volume and some freight rate improvements. In contrast, our other four markets recorded substantial improvements in profits. Australasian operating income was up 33%, Latin American operating income was double 2003 and Asian operating income, at $23 million, was a $35 million improvement over the previous year's $12 million loss. Higher volume moving through Montreal Gateway Terminals and our new logistics activities improved operating income for Other activities.

The continued weakness of the US$, congestion at marine terminals and higher operating costs in most areas including charter renewals, fuel and other supplier price increases contributed to a 12% increase in our cost per teu at $1,452 which together with volume growth led to total expenses of $3.5 billion last year, up 17% from $3.0 billion in 2003.

The impact of higher expenses was partly offset by our 2004 cost reduction program which delivered $65 million of annualized savings, of which $40 million was realized in 2004, well ahead of our original target of $35 million.

[GRAPHIC OMITTED]
SEQUENTIAL QUARTERLY FREIGHT RATE CHANGES
Overall average freight rate fell 15% from second quarter 2001 to second quarter 2002 and has since increased 25% through the end of 2004.

GROWTH STRATEGY THROUGH 2005 Our aim is to maximize the potential of the currently strong business and industry conditions to increase volume and particularly freight rates to offset rising costs.

We have set an organic volume growth target of 4 to 5% and will pursue new service opportunities for added growth, though the tight supply of suitable ships at sensible prices will likely limit our ability to do as much as we would like.

We expect to achieve additional freight rate increases this year, on top of last year's successes. We will also seek to further enhance revenue growth by improving the mix of cargo we carry, unbundling the pricing of inland transport from ocean transport where possible and continuing to develop value-added services and ancillary revenue where it is profitable to do so.

[GRAPHIC OMITTED]
VOLUME, 2000-2004
TEU 000s

[GRAPHIC OMITTED]
REVENUE, 2000-2004
$ billions

[GRAPHIC OMITTED] OPERATING INCOME $ millions, 2000-2004 (1) Before exceptional items. (2) Before unusual charges of $5 million.

[GRAPHIC OMITTED] EBITDA $ millions, 2000-2004 (1) Before exceptional items.
(2) Before unusual charges of $5 million.

The arrival later this year of the first of nine 4250 teu new long-term chartered containerships ordered in 2003 will not only help us reduce our exposure to the shorter-term charter market, but will also enable us to grow our business at a time when finding the right ships is nearly impossible. If we use these new ships to replace existing smaller chartered ships, effective capacity would increase by 10%. If we use them to solely grow the business, the increase would be 15%.

We must improve our performance in the TransAtlantic, our largest business. The now-completed restructuring of our Montreal-North Europe service fleet which tightens capacity will help us achieve this. The redeployment of larger owned ships from the Montreal Gateway to our West Coast North America-Mediterranean service will reduce ship network costs significantly as we replace costly charters with owned ships avoiding an estimated $18 million of cost increases.

We are also committed to continue the substantial progress already made in expanding our presence in markets other than the TransAtlantic, particularly in Asia and Latin America.

The 3,000 temperature-controlled containers ordered in 2004 are now in service helping us meet our objective to increase participation in this higher-margin market. We plan to order for delivery later this year 3,000 more units to further build our capacity to handle this specialized cargo and ultimately double our current carryings. We also plan to acquire 19,500 dry-van containers to replace worn-out and expensive leased containers.

"With substantial debt capacity, undrawn bank facilities and strong free cash flow, we have significant investment capacity so we are ready to take advantage of opportunities when they arise."

We have made substantial progress expanding beyond the TransAtlantic.

[GRAPHIC OMITTED]
[OPERATING INCOME BY MARKET, 2003-2004: TransAtlantic, Australasia, Latin America, Asia, Other]


INVESTMENT While market conditions remain strong, the scope for acquisitions that meet our criteria is limited. However, we will continue to consider acquisitions of container shipping and regional logistics companies. As always, candidates must meet our criteria including offering solid earnings potential, strong market positions and good geographic fit. And, we will not overpay. There may also be further opportunities to invest in ships and containers. In the meantime, with substantial debt capacity, undrawn bank facilities and strong free cash flow, we have significant investment capacity so we are ready to take advantage of opportunities when they arise.

COSTS Though in 2005 we expect costs to continue to increase, we consider the rate of increase will be significantly lower than in 2004. Our ongoing cost saving efforts will help offset the effects of rising prices, including fuel, charter renewals, continued uncertainty of the US$ and congestion at marine terminals and intermodal facilities.

OUTLOOK Our outlook for 2005 remains positive. Subject to current industry and market conditions continuing, we expect that net income in 2005 will substantially exceed net income earned in 2004. We remain committed to being consistently profitable and earning cost of capital throughout the cycle. With a strong balance sheet, committed staff and an outstanding service network we continue to face the future with confidence.

[PHOTO OMITTED]
[Containers stacked at terminal]

Why invest in CP Ships?

o Consistently profitable through the industry cycle.

o Strong and defensible regional market positions.

o Owns a modern, low-cost ship fleet.

o Successfully executed nine transactions in the last ten years.

o Generates significant free cash flow with substantial debt capacity.

o Substantial capacity to grow profitably by investing in assets and acquisitions even in a downturn.

"Our outlook for 2005 remains positive."

THANK YOU Our fourth quarter 2004 results were a fine ending to a very difficult year. This was possible because of the unwavering support of our staff under extraordinary circumstances. For this I thank them. I also thank our customers for their patience and loyalty during uncertain times. To our shareholders, our number one priority is to restore your confidence. We believe we have consigned our problems to history and that the company is now moving forward.

I continue to be proud to lead CP Ships and am determined to restore the pride all our stakeholders have had in CP Ships.


/s/ Ray Miles
Ray Miles
Chairman

Globe & Mail Report on Business Corporate Governance Rankings: In 2004, CP Ships ranked 27 out of 218 S&P/TSX composite index companies assessed by leading Canadian business journal Globe & Mail Report on Business. We scored 87 points out of a possible 100 compared with 85 in 2003 and 82 in 2002. Our score for Disclosure was the highest possible -- 13 points out of 13. For Board Composition we scored 34 out of 40, Board Compensation was 16 out of 19 and Shareholder Rights was 24 out of 28.

Our
Responsibilities

CORPORATE GOVERNANCE Our commitment to strong corporate governance was clearly demonstrated in 2004.

When Ray Miles was appointed Chairman in May, former Chairman Lord Weir was appointed Lead Director as Mr Miles is not considered an independent director.

In August, a Special Committee of the Board comprising four independent directors and chaired by Peter Dey was formed to independently investigate the principal reasons for the restatement of results for 2002, 2003 and first quarter 2004 and management's response to the restatement. It also was charged with oversight of the defense against class action lawsuits filed following the restatement, investigating stock trades made by certain officers in May and June 2004 and liaison with regulators. It is supported by independent legal and accounting advisors.

Following the restatement, the Chairman, CEO and CFO offered to repay a substantial portion of their 2003 bonus and the Board accepted their offer. Furthermore, no bonus was paid to staff for 2004.

In December, the Special Committee found that the officers' share trades, though executed openly and with the required internal trading approvals, should not have taken place. At the request of the Committee, appropriate restitution by the officers concerned, including the Chairman, has been made.

[PHOTOS OMITTED]
[Photographs of Members of Board of Directors]

From left to right:
Ray Miles was appointed Chairman in May 2004. He joined CP Ships in 1988 as Chief Executive Officer having worked in the shipping industry since 1972. He is a non-executive Director of Provident Financial and was a Director of Stelmar Shipping until January 2005. He is Chairman of Box Club the container shipping industry's CEO forum, Chairman of World Shipping Council the industry's US representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

Viscount Weir was appointed lead independent director in May 2004 after serving as Chairman since 2001. He was Chairman of Balfour Beatty, one of the UK's largest construction companies until May 2003 and Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital. Formerly, he was a Director of the Bank of England, British Steel, Canadian Pacific Limited and Canadian Pacific Railway. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

Peter Dey was Chairman of the Ontario Securities Commission from 1983 to 1985. In 1991, he was responsible for the Dey Report on corporate governance in Canada. He was Chairman of Morgan Stanley Canada from 1998 until 2001 and President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He is a Director of Camco and Workbrain Corporation and was a Director of Stelco and Atlas Cold Storage Income Trust. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compensation Committees.

Nigel Rich is Chairman of Exel, the global logistics business. He is also Chairman of the Hamptons Group, a real estate services company, and a Director of Pacific Assets Trust. He spent 20 years with the Jardine Matheson group in Asia and was its Chief Executive from 1989 to 1994. He is a member of the Audit, Compensation and Corporate Governance Committees.

John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until retirement in 1999. He was also Chairman of Fairmont Hotels and Resorts and a Director of Sun Life Financial and Canadian Pacific Limited. He is a Director of DWL (USA) and MMV Financial. He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

John Bowmer was the Chairman of Adecco of Switzerland, the world's largest international staffing and recruitment company where he was Chief Executive Officer from 1996 to 2002 and Chief Executive Officer of its predecessor, Adia, since 1992. He served in a variety of executive positions at Adia in the UK, Asia, Australia and the US since 1987. He serves on the Global Advisory Board of the London Business School. He is a member of the Audit, Corporate Governance and Compensation Committees.

Robert Clanin was Chief Financial Officer of United Parcel Service, the US-based international parcel delivery and logistics company, from 1994 to 2001, having joined the company in 1971. He oversaw what was at the time the largest ever initial public offering of stock in the US. He is Chairman of Overseas Partners a Bermuda reinsurance company, a Director of Caraustar Industries which produces recycled packaging, of John H Harland a financial services company and of Serologicals a global provider of biological products. He is a member of the Audit, Corporate Governance and Compensation Committees.

Ian Webber, a Chartered Accountant,was appointed Chief Financial Officer in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

[PHOTO OMITTED]             The Sarbanes-Oxley Section 404 task force is
[Photograph of              focusing exclusively on our compliance with the
 senior task force          requirement to report publicly on the
 members]                   effectiveness of our internal financial
                            reporting controls starting with 2006.

                            Senior task force members pictured from the left are Jatin Karia, Director Compliance; John Bell, Manager Systems Risk Management; Simon Constant-Glemas,Vice President Compliance; Ed Bass, Director Compliance; Peter Pearce, Director Compliance Testing.

At the beginning of 2004 we strengthened our environmental management processes by appointing our first Director Environmental Services, Dennis Fortune.
[PHOTO OMITTED]
[Photograph of Dennis Fortune]

As part of our extensive effort to address the causes leading to the restatement, we have strengthened financial management, including hiring experienced senior financial managers and establishing a new position, Vice President Business Controls, to lead a senior-level Process and Controls task force that has already implemented many improved accounting and related business processes.

A separate task force is focusing exclusively on Section 404 of the Sarbanes-Oxley Act which requires companies listed in the US to report publicly each year on the effectiveness of their internal controls over financial reporting. Notwithstanding the US Securities and Exchange Commission's recent announcement to defer the compliance date for foreign private issuers like CP Ships for a year, we are maintaining the project's momentum to be well prepared to report with our 2006 year-end results.

ENVIRONMENTAL MANAGEMENT CP Ships had no major environmental incidents in 2004.

We are committed to the safe and efficient delivery of containers to our customers in a way that complies with all applicable environmental laws and minimizes impact on the environment. We expect staff, agents and contractors to carry out their responsibilities at all times in accordance with this policy.

At the beginning of the year, we strengthened our environmental management processes by appointing our first Director Environmental Services who coordinates the work of a tightly-focused Environment Committee. The committee meets regularly and comprises senior representatives of marine, terminal and inland operations, container fleet management, technical compliance, legal and communications.

During the year, our marine operations based in Hong Kong and Santos, Brazil were certified to the ISO 14001 standard which means all six of our key marine operations management centres are now certified to this standard.

In February 2004, the UN International Maritime Organization adopted new standards for ballast water management. All our owned ships meet the new standards and we require compliance by owners of ships we charter. In addition, all vessels in our fleet, owned and chartered, conform with IMO's International Safety Management Code designed to prevent pollution.

We are close to achieving our goal of eliminating refrigerated containers with ozone-depleting R12 refrigerants. In 2004, we reduced these containers by 85%. The remaining 15%, about 50 containers, is expected to be phased out during 2005.

Also during 2005, we plan to deploy a further series of dangerous goods training programs to increase the knowledge and preparedness of staff involved in the transport of hazardous cargo.

[PHOTO OMITTED]
[Photograph of members of task force]
Process & Controls
Task Force

The senior-level task force has already implemented many improved accounting and related business processes.

Seated from the left are David Auger, Group Financial Controller; Dave Dawson, Senior Vice President Europe and West Asia; JP LaCasse, Senior Vice President North America; David Nicklin, Vice President Business Controls and task force leader; John McElvenny, Vice President Business Process Improvement.

Standing from the left are Simon Constant- Glemas, Vice President Compliance; Glenn Hards, Executive Vice President Operations; Iain Torrens, Vice President Treasurer and Deputy CFO; Ian Webber, CFO; Michael Jones, Vice President South and Central America.

In an effort to reduce the impact on the environment of the printing and distribution of our annual report and other shareholder materials, CP Ships has signed up to eTree, a partnership between the Tree Canada Foundation and our transfer agent Computershare. Under the eTree program, we will plant a tree in the name of every shareholder who opts to obtain materials online instead of in hard copy.

SOCIAL RESPONSIBILITY We believe that a combination of corporate and local philanthropy is the most effective way to fulfill our social responsibilities, with emphasis on the local approach which brings us closer to the communities we work in. Each of our regions has its own budget which they are responsible for administering to the benefit of local needs.

Our philanthropic activities are many and varied. They range from support of major charities such as Red Cross, UNICEF and Save the Children to furthering educational awareness through our sponsorship of the UK's National Maritime Museum at Greenwich.

Because we are in the container shipping business, we are able to provide unique support to unique causes. In 2004, we had the opportunity to provide a bridge between continents for a brave soul who was cycling around the world for charity. We also help promote sportsmanship by helping amateur competitors transport their equipment across the seas for international competitions.

But, our biggest challenge came at the end of the year with the Asian and African tsunami disaster. Within days our organization began relief efforts which ranged from donations of funds and supplies to providing free transport of relief cargo to the stricken areas. Our tsunami relief efforts have continued into 2005.

Our business systems were among the first to be certified by the Canada Border Services Agency for compliance with new rules for advanced reporting of cargo.

[PHOTO OMITTED]
[Photograph of Jared Henry]

Jared Henry, Vice President Supply Chain Security, oversees our security management and compliance programs.

SUPPLY CHAIN SECURITY CP Ships continues to place high priority on supply chain security and cooperates closely with government authorities to find effective security solutions that keep the supply chain moving.

Significant developments last year included the implementation in April of Canada's new regulation for advanced reporting on cargo destined for or transiting Canadian ports. Detailed electronic descriptions of cargo must now be submitted 24 hours prior to loading at the foreign port of origin. A similar set of requirements was launched in the US in late 2002. Our business systems were among the first to be certified for compliance by the Canada Border Services Agency.

Another key development in the global effort to improve supply chain security occurred when the International Maritime Organization's International Ship and Port Security Code came into effect on 1st July. It requires all ships and port facilities to have security plans for three levels of alert ranging from normal to high. CP Ships met the compliance deadline by establishing appropriate security plans for Montreal Gateway Terminals and all our ships, both owned and chartered.

SEARCH AND RESCUE Officers and crew who serve on our vessels have often distinguished themselves helping fellow seafarers in distress.

In June, Cast Prospect provided lee to a small tugboat that had lost power off the English coast so that a Coast Guard helicopter and lifeboat could safely provide assistance. In October, Canmar Spirit rescued a yachtsman in the mid-Atlantic after his yacht encountered rough seas. In November, the officers and crew of Lykes Discoverer were honored with the prestigious Admiral of the Ocean Sea citation for the rescue of three fishermen near Bermuda. And in December, Lykes Pilot rescued sailors stranded near Las Palmas after their catamaran sustained damage.

[PHOTO OMITTED]
[Photograph of inspection system]
In the Port of Montreal, the truck-mounted Vehicle and Cargo Inspections System (VACIS) uses gamma ray scanning technology to capture an image of container contents. It is part of Canada Border Services Agency's focus on enhanced supply chain security.

Route Map
[GRAPHIC OMITTED]
[Global route map]

We provide international container transportation services to nearly 25,000 customers. Our four key regional markets are TransAtlantic, Australasia, Latin America and Asia. Most of the 39 services which we operate in 23 trade lanes through more than 145 ports are weekly. Network thickness is proportional to the number of weekly services.

Management's Discussion and Analysis

The Management's Discussion and Analysis as of 23rd March 2005 should be read in conjunction with the 2004 Audited Consolidated Financial Statements and notes thereto. The financial information presented herein is expressed in US$, unless otherwise indicated, and has been prepared on the basis of Canadian generally accepted accounting principles ("Canadian GAAP").Definitions for non-GAAP items referenced by superscript A,B,C, etc may be found on page 42 under "Definitions of Non-GAAP Items."

Financial Highlights


(unaudited)
($ millions unless otherwise indicated)              2004      2003     2002
                                                   ---------------------------
Volume (teu millions)                                2.28      2.20     2.01
Revenue ($ billions)                                 3.67      3.13     2.69
Revenue per teu ($)(A)                              1,612     1,426    1,338
Cost per teu ($)(B)                                 1,452     1,293    1,210
EBITDA(C)                                             248       221      169
Operating income before exceptional items(1)          124       102       76
Net income                                             69        53       45
Earnings per share basic before
        exceptional items ($)(1)                     0.77      0.70     0.51
Earnings per share basic ($)                         0.77      0.59     0.53
Earnings per share diluted ($)                       0.75      0.57     0.52
Dividends declared on common shares ($)              0.16      0.16     0.16
Return on capital employed(D)                         6.8%      5.7%     5.2%


                                                     2004      2003     2002
                                                   ---------------------------
Cash flow from operations                             243       150       84
Capital investing activities                           38       158      439


                                                     2004      2003     2002
                                                   ---------------------------
Total assets                                        2,570     2,500    2,487
Property, plant and equipment                       1,181     1,235    1,134
Cash and cash equivalents                             135        75      110
Total long-term financial liabilities(2)              564       651      597
Shareholders' equity                                1,372     1,278    1,218
Net debt to capital(E)                                 24%       31%      29%

(1) Exceptional items, nil in 2004, a charge of $10 million in 2003 from organizational restructuring in Europe and a credit of $2 million in 2002 from the writeback of unutilized provisions for exceptional charges.

(2) Long-term financial liabilities comprise longterm debt due within and after one year.

[PHOTOS OMITTED]
[Photographs of members of Executive Committee and Senior Regional Management]

^ Top photo: Executive Committee

CP Ships expanded its executive committee in 2004. Pictured from the left are Glenn Hards, Executive Vice President Operations; Ian Webber, CFO; Alan Boylan, Executive Vice President Commercial; Juan Manuel Gonzalez, Executive Vice President Commercial; John Baker, Senior Vice President General Counsel & Secretary. The committee is led by Chairman Ray Miles.

^ Bottom photo: Senior Regional Management

Seated from the left are Dave Dawson, Senior Vice President Europe and West Asia; Miguel Garcia,Vice President Mexico; Michael Jones, Vice President South and Central America.

Standing from the left are Brian O'Dea, Vice President Australia/New Zealand; Michel Beauregard,Vice President Canada; Stuart Rattray,Vice President Asia; JP LaCasse, Senior Vice President, North America.

[PHOTO OMITTED]
[Photograph of front end loader]
At Montreal Gateway Terminals a front end loader lifts a container onto a chassis so it can be driven from the container holding area to the quayside for loading onto the ship.

We consider ourselves a North American transportation company. More than 80% of our volume is North American imports or exports.

Overview: Our Business

We are one of the world's leading international container shipping companies, operating 79 ships and a container fleet of 460,000 teu in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets, we operate 39 scheduled services, most of which are weekly, in 23 trade lanes. We are the largest carrier based on market share in the majority of our 14 core trade lanes.

We move a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods on behalf of nearly 25,000 customers to whom we provide both door-to-door and port-to-port transportation services. Our customers are diversified both by geography and industry, with our largest customer representing 1.2% of our 2004 revenue and our top ten customers accounting for 7.7%.



We believe that our regional focus provides more reliable and frequent service schedules, flexible and timely responses to changes in local market conditions, the ability to offer customized services and greater trade lane economies of scale and operating efficiencies. These attributes, along with our strong market positions, provide a measure of protection from new competitors in our core trade lanes.

In most of our trade lanes we participate with other container shipping companies either by contributing ships to a joint service agreement or by entering into slot charters. We generally prefer to contribute ships where the economic benefits justify the capital investment. By operating our own ships within a joint service, we believe we are better able to influence important decisions like schedule improvements, number, size, and quality of ships deployed, sailing frequency and port calls. We also believe that lower costs can be achieved by operating our own ships compared to chartering space from other carriers.

In 2004, we carried 2.3 million twenty-foot equivalent units ("teu"), the standard measure of volume in the industry, more than 80% of which was North American exports or imports. Based on ship capacity, we ranked as the sixteenth largest container carrier in the world at 31st December 2004. We also own Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada.

CONTAINER SHIPPING BUSINESS Since its introduction in the 1950s, the container shipping industry has facilitated world trade growth because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world's major manufacturers and retailers. Over the last 20 years, the industry's annual volume growth at about 9% compound has, on average, exceeded global gross domestic product growth by two to three times. Nevertheless, it is a highly competitive and cyclical industry with financial performance and asset values largely dependent upon the relative balance of supply of capacity and container trade demand. While the world's top 20 carriers control 66% of global container capacity, the industry still remains highly fragmented with over 500 carriers operating worldwide.

CP SHIPS' STRATEGY Our aim is to deliver value to shareholders through the industry cycle. To achieve this we:

o Concentrate on container shipping, allowing management to focus on planning for and responding to an often rapidly changing global business environment.

o Maintain strong regional market positions to deliver superior customer service and maximize trade lane economies of scale. We are the leading carrier in the majority of our core trade lanes, often working in ship network partnerships.

o Grow the business organically and profitably by improving utilization of ships and, when appropriate, adding capacity or new routes.

o Control costs, albeit in a currently difficult environment, through global scale, improved efficiency and cost reduction programs.

o Make investments in ships and containers for growth and improved profitability. Over the long term, owned or long-term committed ships and containers are cheaper than chartered or leased.

o Invest in business acquisitions at sensible prices in a disciplined manner to generate more rapid growth in existing or new markets and provide a platform for further scale economies and efficiency improvements.

o Build investment capacity to manage through the industry cycle and to invest aggressively in ships, containers and businesses when conditions are right.

Over the last 20 years, the industry's annual volume growth at about 9% compound has, on average, exceeded global gross domestic product growth by two to three times.

[GRAPHIC OMITTED]
[Graph plotting containership capacity growth, container demand growth and real GDP growth, 1997-2004]

GLOBAL INDUSTRY SUPPLY & DEMAND
Sources: Clarkson Research Studies, Drewry Shipping Consultants, International Monetary Fund

Supply of new containership capacity needs to grow faster than demand as effective operational capacity is usually less than nominal capacity shown in this chart.Also, new capacity is built to accommodate demand growth in lead legs, for example from Asia to North America, which have been growing faster than overall global container demand. Other factors that reduce effective capacity are port terminal congestion, longer trade distances and increasing transshipment of cargo over regional hubs.


INDUSTRY SUPPLY & DEMAND

Container demand Since the US recession in 2001, container trade growth has averaged 12% per year against world real GDP growth of 4%. This sustained period of container trade growth has been driven partly by the relocation of global manufacturing to China, coupled with resilient US consumer demand.

China's strong growth in exports, notwithstanding its relatively small share of global GDP, has resulted in significantly higher container trade growth in Asian trades than in the more mature markets such as the TransAtlantic. As an example, it is estimated that the Asia-North America trade grew 13% in 2004 compared to 5% in the TransAtlantic.

Ship supply Global supply of new fully cellular container ship capacity grew about 10% per year through 2002 to 2004 and has not kept pace with average global demand leading to a shortage of capacity and good conditions for obtaining freight rate increases. Moreover, the even stronger demand growth in the lead legs of both the Asia-North America and Asia-Europe trades has exacerbated the supply shortage, despite more than two-thirds of new capacity delivered between 2002 and 2004 being large ships of more than 4000 teu built mainly for the Asian trades.

The TransAtlantic cycle While the continuing tight supply/demand balance in the Asian trades led to improvement in freight rates in 2004, market conditions were tougher in the TransAtlantic where freight rate increases were more difficult to achieve early in the year due to the start of new competitor services and low demand growth, even though overall additions of new capacity remained modest. However, with improved market conditions later in the year we achieved an 8% freight rate increase in fourth quarter against third quarter.

Intermodal congestion During 2004, port terminal and inland congestion increased, particularly in North America and Europe, where investment in ports, terminals, rail and truck infrastructure and capacity did not match global trade growth. It is likely that congestion will continue as long as the current level of demand growth continues or until there is sufficient port and intermodal capacity to handle increased trade.

Real cost inflation The shortage of ship and intermodal capacity has led to substantial real cost increases in 2004 in most of our trade lanes, especially TransAtlantic. Shortage of capacity has caused a near five-fold increase in spot market charter rates for ships since January 2002 as well as significant increases in prices for both new and used ships. Port congestion has increased industry operating costs due to longer port stays, omission of port calls in order to maintain ship schedules, and real cost inflation for terminal services. Shortage of intermodal capacity, exacerbated by high fuel prices and the weaker US$ for non-US$ denominated costs, has significantly increased intermodal costs, although some of the increase can be recovered through higher freight rates. Sustained demand growth has also contributed to increases in new container prices and container leasing rates.

Supply and demand outlook Global demand is expected to continue to grow at a faster rate than supply in 2005. However, unless demand growth sustains at least at current levels, an anticipated 15% increase in nominal supply in 2006 may negatively affect market conditions.

[GRAPHIC OMITTED]
[Graph plotting charter hire rates, 1996-2004]
CHARTER HIRE 2750 TEU UNGEARED SHIP
Source: CP Ships and Clarkson Research Studies

It is cheaper to own or long-term charter ships than to charter from the short or medium-term market. It costs about $2 million less per year to own a 2750 teu ungeared ship based on average comparable costs since 1996. Since early 2002, the charter rate has increased nearly fivefold due to a shortage of ships to meet demand growth.

KEY OPERATING PERFORMANCE MEASUREMENTS We operate in a cyclical industry in which the relative growth in new ship supply and container demand significantly influences profitability. A tight overall global supply/demand balance generally leads to favourable conditions in many, but not necessarily all, markets and trade lanes, where there will be opportunity for improvement in freight rates. Strong demand growth and higher freight rates can encourage ship owners and operators to order new ship capacity. Delivery of large amounts of new capacity may adversely impact the supply/ demand balance, especially if there is an unexpected drop in container demand growth. In these circumstances, freight rates may fall until new market demand growth is achieved.

We consider that our business strategy, which focuses on maintaining strong regional market positions, moderates the highs and lows of the industry cycle so that our profits are more consistent and helps us outperform at the bottom of the cycle. While some factors such as volume and the utilization of assets are at least partly within our control, our success is influenced by many variables that are beyond our control such as global economic activity, ship charter rates, fuel price and exchange rates.

We use the following key indicators to measure our overall business performance. Relevant definitions may be found on page 42 under "Definitions of Non-GAAP Items."

Volume is measured in teu. As well as directly contributing to revenue, volume drives economies of scale and, within each individual trade lane, directly impacts cost competitiveness and efficiency.

Average freight rate is a meaningful indicator of the unit price for ocean transportation services. Changes in average freight rate, which excludes inland, slot charter and other revenue, are influenced mainly by the balance of trade lane supply and demand, the competitive environment, seasonal factors and business mix. A 1% increase or decrease in overall average freight rate changes operating income by $24 million.

Cost per teu We consider unit cost to be a meaningful measure of the underlying cost and the effectiveness with which costs are being managed. Changes in unit cost are driven by volume, business mix, operational efficiency, real cost inflation, the value of non-US$ expense currencies relative to the US$, fuel prices, charter rates and other factors. A 1% change based on average 2004 unit cost of $1,452 per teu increases or decreases operating income by $33 million.

EBITDA is considered a meaningful measure of operating performance, particularly the ability to generate cash either to invest in assets including ships, containers and acquisitions at economic prices or return to shareholders.

ROCE is an important value measure and we believe that maximizing long-term shareholder value is a function of providing returns that exceed our cost of capital over the cycle. As such we consider ROCE to be a meaningful measure of the efficiency with which capital is being utilized, a key performance measure in a capital-intensive industry.

Net debt to capital measures financial leverage, which indicates balance sheet strength and financial flexibility that is particularly relevant in a highly cyclical industry such as ours.

                Overview:
                Our 2004 Performance


($ millions)                 2004     2003
                           -----------------
Volume (teu 000s)           2,278    2,195
Revenue                     3,671    3,130
Expenses                    3,547    3,028
EBITDA(c)                     248      221
Operating income before
  exceptional items           124      102
Net income before
  exceptional items            69       63
Net income                     69       53

Although 2004 financial performance was much improved on 2003 it did not meet our earlier expectations, despite a record fourth quarter. Revenue increased from higher volume and freight rates, more than offsetting higher operating costs which, in part, were impacted by the weaker US$. EBITDA of $248 million was up 12% and operating income of $124 million was up by 21% from 2003 before exceptionals. Improvements in operating income in Australasia, Latin America and Asia were partly offset by a significant TransAtlantic reduction, where freight rate improvements were lower and the impact of higher costs was most noticeable. Net income of $69 million and basic earnings per share of $0.77 were both up 30% over 2003 comparables after exceptional items.

Cash flow from operations was $243 million up from $150 million in 2003 and included a $64 million change in non-cash working capital movements. Although $93 million of debt was repaid, lower investment in property, plant and equipment in 2004 compared to 2003, together with the higher operating cash flow, resulted in a net increase in cash during 2004 of $60 million. The net debt position fell from $651 million to $564 million, and our net debt to capital ratio to 24% from 31%. ROCE increased from 5.7% in 2003 to 6.8% in 2004.

SHIP INVESTMENT At 31st December 2004, 69% of our ship capacity was owned or long-term chartered and 31% was on short- and medium-term charters. During 2004, a shortage of supply of ship capacity resulted in charter owners demanding higher daily rates and longer charter periods for renewal of expiring commitments. During 2004, we renewed charters for 24 ships with a $48 million annual increase in expenses compared to 2003. Average outstanding commitments increased to 13 months at 31st December 2004, from five months at 31st December 2003. We plan to renew a further 16 charters during 2005, most of which have already been secured, at an estimated incremental cost for 2005 of $20 million. The estimated impact of 2004 renewals in 2005 is $16 million for a total additional year-on-year charter cost of approximately $36 million.

During 2003, we agreed to charter nine new build 4250 teu containerships for up to ten years. The first of these ships will be delivered at the end of 2005, with a further six in 2006 and the remaining two in first half 2007. With the delivery of these nine ships, we expect to own or long-term charter a total 20 ships of this size, which we consider to be the most cost efficient and flexible for operation

[GRAPHIC OMITTED]
[Graph plotting percentage of owned, long-term chartered and chartered ship fleet, 1999-2007]
SHIP FLEET COMPOSITION
Assumes that the nine new 4250 teu ships are incremental to existing capacity.

By 2007 we estimate that 75% of our fleet will be owned or long-term chartered. The fleet will include 15 x 4250 teu long-term charters at $19,000 per day compared to average short to medium-term charter market rates of $43,000 per day.

in our regional markets. The nine charters will increase our current operational capacity by 10% if we replace ships currently chartered, or by 15% if we add them to the current fleet to maximize growth. All nine ships will be chartered under operating leases at about $19,000 per day which compares favourably with the equivalent cost of direct ownership and is significantly less than current charter market rates.

During 2005, we will continue to evaluate opportunities to purchase or long-term charter additional ships should they become available at economic prices, in order to facilitate growth and further reduce reliance on the expensive and volatile short-term charter market.

[PHOTOS OMITTED]                        In late 2004 we began taking delivery
[Photographs of container fleet         of 3,000 new temperature-controlled
 management team with                   containers and we plan to invest in a
 temperature-controlled                 further 3,000 in 2005. This will
 container]                             increase our ability to participate in
                                        the higher margin
                                        temperature-controlled cargo business.

                                        Container Fleet Management Team: Our
                                        container fleet management team
                                        inspects one of our new
                                        temperature-controlled containers
                                        which are equipped with special
                                        controls to maintain temperatures
                                        ranging from minus 30 degrees
                                        centigrade to plus 30 degrees
                                        centigrade. Pictured from the left in
                                        both photos are Mike Raynor, Director
                                        Container Technical; Alan Robertson,
                                        Director Container Supply; Geoff
                                        Moore, Vice President Container Fleet.


CONTAINER INVESTMENT At 31st December 2004 our container fleet was 460,000 teu of which 31% was owned or under long-term lease arrangement and 69% under medium-term or short-term master lease arrangements.

During the second half of 2004, we ordered 3,000 new 40-foot temperature-controlled containers, financed by a $46 million capital lease. The first 2,000 containers were delivered in 2004 with the remaining 1,000 during the first quarter 2005.

We plan to invest $100 million in 2005 for 19,500 dry-van and a further 3,000 temperature-controlled containers. The second phase of the temperature-controlled container investment will, like the first phase, replace more expensive leased containers and also grow the fleet to help meet our previously stated objective to double our carryings in this higher margin market over the next five years. The new dry-vans will replace old worn-out and expensive leased containers.

The 2005 container investment, which is also expected to be financed by capital leases, will reduce operating costs and increase the percentage of our container fleet owned or under long-term lease to about 37%.


CONTAINER FLEET COMPOSITION OWNER & LONG-TERM LEASED

SHORT & MEDIUM-TERM LEASED
[GRAPHIC OMITTED]
[Graphs showing proportion of owned and
 leased containers that are
 standard, temperature-controlled and other]

[PHOTO OMITTED]                  < In 2004 we acquired ROE Logistics as
[Photograph of Jeff Drake        part of our strategy to selectively
 and Bob Elvidge inside          develop logistics services as a way of
 of warehouse]                   adding value to our core container
                                 services and reinforcing our strong regional positions. Pictured in one of ROE's Montreal warehouses from the left are Jeff Drake, Vice
                                 President Intermodal and Logistics who is responsible for overall intermodal and logistics development and Bob Elvidge, CEO of ROE Logistics.



                                 v Our trucking operation provides inland transportation service in Canada, Northeast US and Europe. Pictured from the left are Gilles Beaupre, Director CP Ships Trucking, Francis Claude Nadeau, owner-operator who contracts to CP Ships Trucking and Michel Tosini, Vice President Logistics & Customer Service - Canada.

[PHOTO OMITTED]
[Photograph of Gilles Beaupre,
 Francis Claude Nadeau and
 Michel Tosini next to truck]

In addition to ocean transport,we add value by providing intermodal and logistics services. Inland transport is an important part of our business while, in regions where it makes sense, we are selectively developing logistics services. Both enable us to work more closely with exporters and importers to better understand their service requirements. We also own Montreal Gateway Terminals which operates one of Canada's largest marine container facilities.


                                        [PHOTO OMITTED]
                                        [Photograph of Yves Lortie]

                                        ^  Yves Lortie is Head Foreman at
                                        Montreal Gateway Terminals.

[PHOTO OMITTED]                         < From left: Ian Greig, Vice President
[Photograph of                          Operations - Gatwick and John Murray,
 Ian Greig and                          Vice President Operations - Tampa are
 John Murray]                           responsible for all activities related
                                        to the operations of our fleet of 79
                                        ships.

                Review of Operations

VOLUME & REVENUE Volume at 2.3 million teu was up 4% from 2003 driven by strong growth in Asia, modest increases in the TransAtlantic and Latin America and slightly lower volume in Australasia as a result of service restructuring. Total revenue at $3.7 billion was up 17% from $3.1 billion in 2003, due partly to higher volume but mainly to higher average freight rates and inland and other revenue. Average revenue per teu increased by 13% from $1,426 per teu to $1,612 per teu. Average freight rate, which excludes inland, slot charter and other revenue, was 8% higher. Inland and other revenue per teu was up 24%. The positive impact of the weaker US$ on revenue, some of which is denominated in currencies other than the US$, was $49 million representing about 10% of the increase.

EXPENSES

($ millions)                2004    2003
                        ------------------
Container shipping
   operations              2,992   2,487
General & administrative     428     424
Depreciation &
   amortization              124     119
Currency exchange
   loss/(gain)                 3      (2)
                        ------------------
Total expenses             3,547   3,028



Total expenses at $3.5 billion were 17% higher than $3.0 billion in 2003. Total container shipping expenses were up 20% to $3.0 billion from $2.5 billion, due partly to volume growth, but mostly to higher unit operating costs.

Cost per teu at $1,452 increased by 12% compared to $1,293 in 2003. The increase in unit cost was due mainly to supplier price inflation, the adverse impact of the US$, port terminal and inland congestion and changes in the mix of services. Inland transport and other variable costs each represented about 40% of the increase. Much of the inland transport cost increase was offset by increases in inland transport revenue. Fixed ship network cost increases accounted for the remaining 20%, with charter costs up $48 million and fuel expenses up $11 million.

The overall estimated effect of the weaker US$ on expenses was $127 million, or $56 per teu. Firstly, the estimated adverse impact of the weaker US$ on operating costs before hedging was about $103 million. Secondly, there was an adverse impact of $19 million from lower hedge gains, down to $2 million in 2004 from $21 million in 2003. Thirdly, there was an exchange loss of $3 million, compared with a $2 million gain in 2003, from foreign currency receivables and payables settled in the year and the translation of the year-end balance sheet foreign currency-denominated assets and liabilities. The adverse impact of the weaker US$ on operating costs was partly offset by the $49 million positive impact on revenue.



[GRAPHIC OMITTED]
[Graph plotting cost of teu, 2000 - 2004]
COST PER TEU
$

[GRAPHIC OMITTED]
[Graph plotting fixed and variable costs per teu:
 inland and empty positioning, stevedoring, ships, overhead, container, other]
COST PER TEU BY EXPENSE TYPE

The 2004 cost reduction program delivered $65 million of annualized savings, exceeding our original target of $35 million.


General and administrative costs, at $428 million, were up slightly from $424 million with the adverse impact of the US$ on European, Canadian and other non-US$ expenses partly offset because no bonus was paid to employees in 2004.

The increase in depreciation from $119 million in 2003 to $124 million in 2004 was due mainly to increased investment in ships, terminal equipment and information systems.

In 2004, 45% of total expenses were fixed including ship network, container fleet and general administrative costs. The remaining 55% of variable costs include inland transport, terminal and empty container positioning.

The 2004 cost reduction program delivered $65 million of annualized savings, exceeding the target of $35 million first announced last May. The impact on 2004 results is estimated to have been about $40 million, thereby reducing the impact of overall higher costs.

OPERATING INCOME was $124 million or $129 million before unusual charges of $5 million related to the August 2004 restatement including legal and other costs for the review by the Special Committee of the Board, and for the costs for the departure in December 2004 of the former CEO.

OTHER CONSOLIDATED INCOME STATEMENT ITEMS
Net interest expense in 2004, at $44 million was $8 million higher than 2003 due to a $4 million non-cash charge to write off unamortized fees and other costs on the replacement of credit facilities in the first quarter, a $4 million non-cash charge for the accretion of $29 million of the $200 million convertible notes issued in February 2004 originally recorded as other equity and a $2 million decrease in interest income.

Income tax increased by $8 million to $11 million due primarily to the recognition of a future tax benefit of $4 million in 2003 not being repeated in 2004 and general increases in taxes, mainly in Europe.

NET INCOME available to common shareholders was $69 million and basic earnings per share was $0.77 compared with $63 million and $0.70 before exceptional items in 2003. Net income for 2004 was $74 million or $0.82 per share before the unusual charges of $5 million.

Net income for 2004 included net non-cash expenses of $11 million compared with a $2 million non-cash gain in 2003. Non-cash expenses included $11 million in non-cash interest charges compared to $3 million in 2003, an exchange loss of $3 million compared with a $2 million gain in 2003 from foreign currency receivables and payables settled in the year and the translation of the year-end balance sheet foreign currency denominated assets and liabilities, and an offsetting $3 million gain on foreign exchange contracts outstanding at 31st December 2004 which did not qualify for hedge accounting treatment.


[GRAPHIC OMITTED]
[Graph plotting annual savings by category:  fixed overheads, fixed ship networks, fixed operations, variable operations]
2004 ANNUALIZED COST SAVINGS

Ship network efficiencies include restructuring of services by reducing the number of ships operated without material adverse effect on service reliability or volume carried.

[GRAPHIC OMITTED]
[Graph plotting quarterly freight rate changes in TransAtlantic
 Q1 2003 - Q4 2004]
TRANSATLANTIC FREIGHT RATES
(Sequential quarterly average changes)


[GRAPHIC OMITTED]
[Graph plotting quarterly freight rate changes in
 Australasia, Q1 2003 - Q4 2004]
AUSTRALASIAN FREIGHT RATES
(Sequential quarterly average changes)


RESULTS BY MARKET
TransAtlantic Market


($ millions)                2004    2003
                        ------------------
Volumes (teu 000s)         1,197   1,163
Revenue                    1,754   1,573
Expenses                   1,729   1,508
Operating income(1)           25      65

(1) Before exceptional items.

Operating income at $25 million was down from $65 million in 2003 due to significantly increased operating expenses partly offset by modest improvements in volume and freight rates.

Volume was up 3% with flat import growth into North America and a small increase in the lower margin export volume to Europe. Revenue increased by 12% from $1.57 billion to $1.75 billion. Average freight rates increased by 6% with all of the improvement in fourth quarter from price increases starting in October 2004 reversing a fall earlier in the year and from the successful implementation of a program to improve cargo mix. Average revenue per teu increased by 8% from $1,353 to $1,465 with inland and other revenue per teu up by 24%.

Unit operating expenses were significantly higher in 2004 due to the adverse impact of the weaker US$ on Canadian $, Euro and GB Pound denominated costs, an increase in variable and ship network costs, including more expensive ship charter rates and fuel prices. Within variable costs, port terminal, inland transport and empty positioning all increased, although inland transport was substantially offset by a corresponding increase in inland transport revenue.

In September, we announced a plan to reduce Montreal Gateway capacity by replacing three owned 2400 teu ships in one of the three North Europe-Montreal weekly services with three new chartered 1600 teu ice-strengthened ships between February and April 2005. The owned ships are being redeployed in our West Coast North America-Mediterranean trade lane replacing costly charters which will now not be renewed. The restructuring is expected to lead to overall lower operating costs and an improvement in the supply/demand balance with an estimated overall 7% reduction in our ship capacity in the TransAtlantic market, without any material loss of volume to be carried.

In 2005, we expect stable volume and further freight rate improvement through price increases, better cargo mix and increases in inland and ancillary revenue. Unit cost will continue to increase though we expect at lower rates than in 2004.

Australasian Market

($ millions)                2004    2003
                        ------------------
Volumes (teu 000s)           293     304
Revenue                      580     515
Expenses                     548     491
Operating income(1)           32      24

(1) Before exceptional items.

Full year operating income at $32 million was $8 million higher than $24 million in 2003 with higher freight rates partly offset by higher operating costs and lower volume.

Total revenue increased 13% from $515 million to $580 million. Although volume was down 4% due mainly to a reduction of operational ship capacity from restructuring our TransTasman services, average freight rates were up 12%, reflecting the full year effect of price increases in 2003 as well as further freight rate increases during 2004, especially on imports into Australasia.

Variable expenses including inland transport and empty positioning and port costs were higher, while ship network costs also increased due primarily to the renewal of ship charters at significantly higher rates.

During 2004, service schedules were adjusted or restructured, particularly from the US West

Coast, to mitigate the adverse effects of both port congestion and costly charter renewals.

We expect a solid performance in 2005 with stable volume and some further freight rate increases offsetting higher costs.

Latin American Market

($ millions)                2004    2003
                        ------------------
Volume (teu 000s)            247     239
Revenue                      387     297
Expenses                     364     286
Operating income(1)           23      11

(1) Before exceptional items.

Operating income at $23 million was double 2003 due primarily to significantly higher freight rates, though partly offset by higher operating costs.

Total revenue increased by 30% from $297 million to $387 million. Volume was up 3% with a modest improvement in both exports and imports. Overall average freight rates increased 15%, driven by strong capacity utilization in export trade lanes.

Operating expenses were higher mainly due to increases in inland transport, empty positioning and port terminal costs. Ship network costs were also up.

During the year, a number of services were started or restructured in order to adjust ship capacity to meet changing trade demand. In the third quarter, we started a new fortnightly service with three chartered ships between the Gulf of Mexico and Brazil, to help accommodate export growth from Brazil and to improve schedule integrity in our core Gulf-East Coast South America trade lane.

With the Latin American economic environment continuing to improve, we expect export volume to remain strong and freight rates to improve further during 2005.

Asian Market

($ millions)                2004    2003
                        ------------------
Volume (teu 000s)            516     453
Revenue                      813     635
Expenses                     790     647
Operating income/(loss)(1)    23     (12)

(1) Before exceptional items.

Total revenue was up 28% from $635 million to $813 million. Operating income at $23 million improved by $35 million from the $12 million loss in 2003. All of the profit was in the second half of 2004.

The improved performance was due to three factors. Firstly, volume grew by 14% (or 20% on a comparable basis excluding the Asia-Europe service which was discontinued in April 2003), due to strong export growth from Asia and the addition of new services. Secondly, average freight rates were up 7% on a comparable basis, due mainly to price increases on exports from Asia. Thirdly, operating performance in the Indian trades improved substantially, following restructuring of our service networks to reduce ship costs together with stronger volume and higher freight rates.

In the Asia-Americas trade lane we added a third weekly service in April and enhanced two services during the third quarter through a revised slot exchange agreement. A new Asia-Australia service was added in July.

However, operating expenses were also higher due mainly to increased volume, expansion of services, and higher inland transport and empty positioning costs. Port terminal and rail congestion through the Vancouver gateway, mainly in the second quarter, and at Los Angeles throughout 2004, also adversely impacted operations.

In 2005, we expect to benefit from continuing strong volume growth in Asia and the positive full year effect of new services started in 2004. We also anticipate further improvement in freight rates, building on the increases achieved in 2004.

Other Activities

($ millions)                2004    2003
                        ------------------
Volume (teu 000s)             25      36
Revenue                      137     110
Expenses                     116      96
Operating income(1)           21      14
(1) Before exceptional items.

Full year operating income of $21 million was up from $14 million in 2003. Total revenue increased 25% from $110 million to $137 million. The improved result was due to a better performance of Montreal Gateway Terminals on higher volume and the contribution from new logistics activities.


[GRAPHIC OMITTED]
[Graph plotting quarterly freight rate changes
 in Latin America, Q1 2003 - Q4 2004]
LATIN AMERICAN FREIGHT RATES
(Sequential quarterly average changes)

[GRAPHIC OMITTED]
[Graph plotting quarterly freight rate changes in Asia,
 Q1 2003 - Q4 2004]
ASIAN FREIGHT RATES
(Sequential quarterly average changes)

[PHOTO OMITTED]
[Photograph of port terminal with containers]
2004 Service Developments

In 2004 we added a third weekly Asia-Americas service and further expanded our port coverage and service frequency in this trade lane through revised slot charter agreements. We also started a new Asia-Australia service and a second Gulf-East Coast South America service, restructured our Europe-India service and announced plans to improve supply/demand balances in the Montreal-North Europe trade lane.

OUTLOOK The following section contains forward-looking statements and investors should read the cautions under the heading "Forward-Looking Statements."

The outlook for 2005 is positive. Although we expect a seasonally weak first quarter, we anticipate that, subject to current industry and market conditions continuing, net income in 2005 will substantially exceed net income in 2004. We expect overall volume to grow modestly and freight rates to continue to improve. Unit costs are expected to increase further although at a much lower rate than in 2004. Our cost assumptions include an average fuel price of $175 per tonne (Rotterdam Barges Index) and average exchange rates of US$ to Canadian $1.28, Euro 0.77 and GP Pound 0.55.

CAPITAL ASSETS
 $ millions

[GRAPHIC OMITTED]
[Graph plotting capital assets by ships, containers, terminal equipment, IT and other]


    DEBT
 $ millions

[GRAPHIC OMITTED]

[Graph plotting debt by Senior Notes, capital leases, Convertible Notes, container leases and other]


                Principal Consolidated
                        Balance Sheet Items

($ millions)                2004    2003
                        ------------------
Property, plant and
   equipment               1,181   1,235
Goodwill                     608     598
Other assets and
   intangible assets          37      25
Accounts receivable          473     463
Accounts payable and
   accrued liabilities       626     564
Cash and cash equivalents    135      75
Long-term debt               564     651
Shareholders' equity       1,372   1,278
                        ------------------


PROPERTY, PLANT & EQUIPMENT at 31st December 2004 decreased to $1.18 billion from $1.24 billion with investment in information systems and ship equipment being exceeded by depreciation. Investment in property, plant and equipment was $67 million down from $225 million in 2003, during which our four-year $800 million investment in ships was completed. 2004 expenditure comprised $7 million for ships, $30 million for 2,000 40-foot temperature-controlled containers delivered by 31st December 2004 out of 3,000 ordered and $30 million for other assets including information systems.

The ship fleet consisted of 79 ships at 31st December 2004 of which 40 were owned or under capital lease representing 57% of total capacity and the remainder under charter including 12% of total capacity being long-term committed.

The container fleet consisted of 460,000 teu at 31st December 2004 of which 90% was dry-vans, 6% temperature-controlled and 4% other specialized types. Containers owned or under capital lease was 21% of the fleet, 10% was under long-term operating lease arrangements and the balance under shorter term or master lease arrangements. CP Ships is planning to invest $100 million in 2005 in 19,500 dry-van containers and a further 3,000 temperature-controlled containers, and $45 million for maintenance expenditure, mainly information systems and terminal equipment.

GOODWILL & OTHER INTANGIBLE ASSETS At 31st December 2004, goodwill was $608 million and intangible assets were $10 million, compared to $598 million and $9 million respectively at 31st December 2003. The increase is mainly for the acquisition of Montreal-based ROE Logistics during 2004. The annual goodwill impairment test was completed with no write-downs being required in 2004.

NON-CASH WORKING CAPITAL The improvements in accounts receivable collection procedures initiated in 2003 continued into 2004 and the increase in year-end receivables followed from the increase in revenues. This was more than offset by increases in accounts payable and the overall inflow of $27 million from non-cash working capital was a $64 million improvement over 2003.

Liquidity & Capital Resources

For the year, free cash flow(G) was $181 million compared to $4 million in 2003 due primarily to increased cash from operations, significant improvement in non-cash working capital and lower capital expenditure following the completion of ship investment, partly offset by increased spend on dry-docking and lower proceeds from the sale of assets.

Capital expenditure, excluding assets financed under capital lease, was $38 million relating mainly to investment in information systems and ship equipment, while proceeds from the sale of property, plant and equipment were $2 million.

Long-term debt of $564 million at 31st December 2004 was down from $651 million at 31st December 2003, due mainly to the repayment of borrowings from operating cash flow and from the $29 million of the proceeds from the issuance of the convertible notes which was classified as other equity. The reductions were partly offset by an increase in capital lease commitments from financing the investment in new 40-foot temperature-controlled containers. Cash and cash equivalents were $135 million compared to $75 million in 2003.

The senior notes due 2012, which bear interest semiannually at an annual rate of 10.375%, contain a cross-default provision and a number of covenants restricting the ability to incur additional debt, grant security interests, make distributions including dividends, dispose of assets and enter into sale and leaseback transactions. The notes mature in July 2012, with CP Ships having the option to redeem the notes earlier subject to predefined formulas. No sinking fund has been established for the redemptions.

During first quarter 2004, $200 million of convertible senior subordinated notes were issued. They bear interest semiannually at an annual rate of 4% and mature in June 2024.


[GRAPHIC OMITTED]
[Graph plotting free cash flow
 2000 - 2004] FREE CASH FLOW (1)
2002 adjusted to exclude $178 million for the buy-out of four ships from long-term leases.

Free cash flow increased significantly to $181 million in 2004 following the completion of our four-year $800 million ship replacement program in 2003, increased cash flow from operations and substantial improvement in non-cash working capital.


Holders of the convertible notes have the option under certain specified conditions to convert them into common shares at an initial conversion price of approximately $25.22 per share or the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. In certain circumstances prior to 30th June 2009, including the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The $175 million and $350 million secured revolving credit facilities were replaced with a new five-year $525 million multicurrency secured revolving credit facility during the first quarter 2004. The new facility is available for general corporate purposes including capital expenditure and acquisitions, is secured on 25 ships with a net book value at 31st December 2004 of $740 million, and is priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn and will also change in the event that the corporate credit rating from Standard & Poor's or the senior implied rating from Moody's Investor Services changes. The facility contains a number of cross-default provisions and financial and operational covenants which require the company to maintain minimum levels of liquidity and tangible net worth and also limit incremental debt. Availability of the facility is linked to the market values of the ships pledged as security, which are revalued annually. At 31st December 2004 the facility was undrawn and the full $525 million commitment was available. In the first quarter 2005, the lenders agreed to release from the security package five ships with a net book value of $179 million. Following the release of these ships, sufficient collateral remained to enable the entire $525 million to be drawn.

The other long-term loans finance four US flag ships bearing interest at 6.71% repayable in equal instalments up to 2008. The balance at the end of 2004 was $30 million.

At 31st December 2004, obligations under capital leases stood at $163 million including $126 million for Canmar Spirit and Venture, $23 for million temperature-controlled containers and $14 million for various information system and other container assets.


[GRAPHIC OMITTED]
[Graph plotting net debt to equity percentages at 31 December 2003 and at 31 December 2004]
LEVERAGE

(1)Present value of minimum lease obligations for ships and containers at 10% discount.

During 2004, balance sheet net debt to equity reduced. However, lease adjusted debt was the same due to the effect of charter renewals at higher cost and for longer commitment periods, offsetting lower balance sheet debt.

The Canmar Spirit and Venture leases were arranged during 2003. The leases are denominated in GB Pounds, for a maximum term of 25 years and cover the full purchase price of the ships. The GB Pound denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk and as a consequence the effective interest rate is 3- month US$ LIBOR+0.45%. The capital leases contain financial and operational covenants which are similar to those contained in the revolving credit facility and provide the lessor with the right to review CP Ships creditworthiness during 2008 and 2018. In the event that the lessor determines, in its sole discretion, that such creditworthiness is inadequate the lessor can request the lessee to provide additional security by way of a letter of credit and/or other security or to prepay the lease to a specified level. No sinking fund has been established for the prepayment of the leases.

During the third quarter 2004, a $8 million seven-year capital lease was arranged to finance investment in terminal equipment. The lease funds 100% of the investment, is Canadian $ denominated and priced at the lessor's 90 day banker's acceptance rate +1.15%. It commences on delivery of the equipment, which is expected during the second quarter 2005. The lease contains a number of cross-default and other terms which are customary for this type of facility. The facility was undrawn at 31st December 2004.

During the fourth quarter 2004, a $46 million committed credit facility to fund 100% of investment in 3,000 temperature-controlled containers was entered into. The facility is available until 30th June 2005, with a commitment fee of 0.5% per annum of the undrawn amount payable during this period. The facility is split into four subleases each of up to 750 units. The first two leases commenced on 31st December 2004, and the second two will commence on the delivery of the remaining units or 30th June 2005, whichever is earlier. Each lease is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The leases contain a number of cross-default provisions and financial and operational covenants, which are similar to those contained in the $525 million revolving credit facility. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the lease.

During 2000, certain containers were sold for approximately $64 million and leased back under an operating lease for up to nine years. The lease terms include a covenant package which is substantially similar to that in the revolving credit facility, including a cross-default provision and also require the company to maintain one of its corporate credit ratings at or above BB+ or Ba1. Failure to maintain such a rating would result in an event of default unless the lease was prepaid.

Further details on our credit facilities are available in note 12 to the consolidated financial statements and in the Annual Information Form.

Following the announcement of the restatement of the financial results for 2002, 2003 and the first quarter 2004 on 9th August 2004, both Standard & Poor's and Moody's Investor Services elected to review their credit ratings. Standard & Poor's confirmed the corporate rating as BBB- but changed outlook from "stable" to "negative." Moody's confirmed its senior implied rating as Ba2, but changed outlook from "positive" to "stable." The 10.375% senior notes are rated BB+ by Standard & Poor's and Ba3 by Moody's and the convertible notes BB+ and B1 respectively.

In 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. It expects to be in compliance through 2005, based on current projections.

Long-term contractual obligations as at 31st December 2004



                                     Less
($ millions)                           than     1-3      4-5    After 5
                                      1 year   years    years    years    Total
                                   --------------------------------------------
Long-term debt (1)                       8       18      204      200       430
Capital lease obligations(2)            23       38       28      193       282
Operating lease obligations            340      465      254      492     1,551
Business acquisitions(3)                 3        5        -        -         8
Payments to employee pension plans       2        3        3       18        26
Purchase obligations(4)                 68       60       31      172       331
Total                                  444      589      520    1,075     2,628

(1) Long-term debt consists of amounts to be repaid for the convertible senior subordinated notes, long-term loans and senior notes.

(2) Total minimum lease payments including imputed interest of capital leases including those committed to at 31st December 2004.

(3) Business acquisitions represents deferred payment for the acquisition of a logistics business in 2004, which is dependent on performance and which CP Ships believes will require settlement.

(4) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and the approximate timing. As at 31st December 2004, purchase obligations include commitments primarily for vessel sharing arrangements, information systems service contracts and port and inland transport charges.

                    In 2004,we generated free cash flow of $181 million compared to $4 million in 2003.

Management considers that it has access to sufficient capital resources together with cash to be generated from operations to fund its existing working capital and other commitments. Further growth opportunities may be funded from cash from operations, existing and new bank debt and by accessing the capital markets.

Based on the group's current capital structure it is estimated that CP Ships weighted average cost of capital is approximately 8%.

SHAREHOLDERS' EQUITY The articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. At 22nd March 2005, there were 90,388,688 common shares and no first or second preferred shares outstanding.

Shareholders' equity increased to $1,372 million at 31st December 2004 from $1,277 million at 31st December 2003 (restated for a change in accounting policy) from the addition of $69 million of retained net income offset by $14 million in dividends, the classification of $29 million of the proceeds of the convertible notes as other equity, increases in share capital and contributed surplus of $10 million for stock-based compensation and an improvement of $1 million in the cumulative adjustments on foreign currency translation.

DIVIDENDS Dividends of $14 million were paid on common shares in each of 2003 and 2004.


[PHOTO OMITTED]
[Photographs of ship moored at pier]

Financial Instruments

Derivative financial instruments are used to manage risk from foreign exchange, interest rate and bunker fuel price fluctuations. These instruments include forward contracts, option agreements and swap agreements. All such instruments are used for hedging and risk management purposes only. The company is exposed to credit loss in the event of nonperformance by counterparties to financial instruments and this risk is mitigated by contracting with counterparties of high credit quality and by using an appropriate number of counterparties to reduce risk that would result from concentration.

FOREIGN CURRENCY EXCHANGE
RISK MANAGEMENT
Transaction exposure Revenue is denominated primarily in US$, but CP Ships is exposed to a net foreign currency exchange risk through local operating costs. The most significant currency exposures are Euro, Canadian $, Mexican Peso, and GB Pound.

During 2004, about 40% of Euro, 25% of Canadian $, and 24% of GB Pound cost exposures were hedged resulting in a $2 million gain compared with a gain of $21 million in 2003. In addition, there was a $3 million gain relating to foreign exchange contracts outstanding at 31st December 2004 that did not qualify for hedge accounting.

At the end of the fourth quarter, hedges were in place to cover some of the anticipated exposures for the first quarter 2005. Subsequently, coverage was increased for full year 2005 using a combination of forward contracts and put and call options.

The hedges for the Canadian $, Euro and GB Pound in place at 31st December 2004 and at 23rd March 2005 have the following coverage against expected full year 2005 costs in the hedged currencies, and at the ranges indicated:


2005 Currency Hedging Coverage
                                31st December 2004         23rd March 2005
1 US$ buys                     Hedge %        Range      Hedge %        Range
-------------------------------------------------------------------------------
Canadian $                      2%          1.28-1.38    39%         1.23-1.24
Euro                            4%          0.80-0.85    27%         0.77-0.78
GB Pound                        4%          0.56-0.58    32%         0.53-0.55

Translation exposure CP Ships is exposed to balance sheet translation risks as a result of its investment in affiliates with a functional currency other than the US$, principally Montreal Gateway Terminals, and also the conversion of non-US$ denominated assets and liabilities into US$. It is current policy not to hedge translation risks except in circumstances where they affect debt balances. During 2003, a cross currency swap was entered into to convert the GB Pound denominated obligations under the Canmar Venture and Spirit capital leases into US$ for the term of the leases.

Sensitivity The estimated impact before hedging of a 1% decrease in the US$ exchange rate against all of the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $6 million; a 1% increase in the US$ exchange rate would increase operating income by $6 million.

INTEREST RATE RISK MANAGEMENT Interest rate fluctuations affect financial results due to floating rate debt. At 31st December 2004, taking account of fixed to floating interest rate swaps on the senior notes, $328 million or 58% of CP Ships' debt obligation was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.75%. The remaining borrowings were fixed at an average rate of 4.59%.

[PHOTO OMITTED]
[Photograph of containers stacked]


For the first eight months of 2004, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 6-month US$ LIBOR plus an average margin of 6.18%. During September 2004, this swap was closed out and replaced with a new swap which runs to 15th July 2012 and provides an interest rate of US$ LIBOR+5.77%, set semiannually in arrears. As a result of swapping the interest rate from 10.375% fixed to floating, 2004 interest expense was reduced by $5 million.

Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $2 million.

Fuel

($)                         2004    2003
                        ------------------
Bunker fuel (tonnes 000s)  1,550   1,500
Average bunker fuel
  price per tonne            174     161
Average Brent crude
  price per barrel         39.75   28.85

Note: one tonne equals 6.35 barrels.


FUEL PRICE RISK MANAGEMENT During 2004, 1.55 million tonnes of fuel were consumed at an average price of $174 per tonne compared to 1.50 million tonnes at $161 per tonne in 2003. Changes in bunker fuel prices are outside CP Ships control but directly affect results. Up to 50% of anticipated exposure to movements in the price of bunker fuel is managed through derivatives. At 31st December 2004, approximately 20% of anticipated bunker fuel purchases for first quarter 2005 were hedged at a price of $159 per tonne and 8% for the remainder of 2005 at $163 per tonne. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

In the first quarter, cover was increased for the rest of 2005 such that as at 23rd March 2005 20% of anticipated exposure is covered in a range of $156-$173 per tonne reference Rotterdam 3.5% Barges Index.

The estimated impact on annual operating income based on 2004 fuel purchases before hedging of a 5% movement in fourth quarter 2004 average bunker fuel price of $187 per tonne would be $15 million, although up to 50% of any price increase is estimated to be recoverable from customers through fuel surcharges with a delay of two to three months.

OFF-BALANCE SHEET ARRANGEMENTS
There are no off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on financial results.

Litigation
As of 23rd March 2005, six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. However, five of the six US lawsuits were recently transferred to a single jurisdiction, the Federal District Court for the Middle District of Florida, for coordinated or consolidated pretrial proceedings. The company expects any other class actions in the US will be transferred to the Middle District of Florida for consolidation or coordination. In the three Canadian proceedings, statements of claim have been filed but no further steps toward certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. Counsel has been retained and the company is in the process of defending these claims.

Critical Accounting Policies
& Estimates

The preparation of financial statements requires judgments and the use of estimates that could affect the reported amounts. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement benefits and stock-based compensation. These estimates are mainly based on historical experience and various assumptions that are believed to be reasonable under the circumstances. Actual results can differ from estimates.

The following accounting policy has been identified as being critical to the business and an understanding of the results of operations. For a detailed discussion of the application of other accounting policies, see note 1 to the consolidated financial statements.

REVENUE & COST RECOGNITION Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. A substantial element of the cost of delivery of each container to its ultimate destination is estimated and accrued because there are delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers.

Our long-term intermodal partner in North America, Canadian Pacific Railway, carries containers between ports and the Canadian and US heartlands.

[PHOTO OMITTED]
[Photograph of train with containers]

                        Changes in Accounting Policies

In 2004, the following new accounting standards were adopted as a result of changes in Canadian GAAP:

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships," established new criteria for applying hedge accounting and applied to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Where derivative instruments accounted for as hedges prior to 1st January 2004 no longer qualified for hedge accounting, their recorded amounts were adjusted from their carrying value to their fair value. This adjustment was deferred and recognized as the hedged items were settled, as permitted by the transitional provisions in AcG-13.

CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," effective 1st January 2004, requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. The fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

CP Ships elected to apply this change retroactively in accordance with CICA 3870. The effect of introducing the new policy was determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

CICA 1100, "Generally Accepted Accounting Principles", was adopted, effective 1st January 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. CICA 1100 also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

CICA 3110, "Asset Retirement Obligations," was adopted effective fiscal year 2004. The section harmonizes Canadian GAAP with US Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 143, Accounting for "Asset Retirement Obligations." The standard replaces the guidance on future removal and site restoration costs in CICA 3061, "Property, Plant and Equipment," and CICA 4430, "Capital Assets Held by Not-for-Profit Organizations."

The standard requires the recognition of a liability for any statutory, contractual or other legal obligation relating to asset retirement, normally when incurred. The liability is measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost would be amortized to income on a systematic and rational basis. Entities are required to disclose certain key information about the liability. The adoption of this standard had no impact on the results of operations or financial position in 2004.

The following new accounting standards will be adopted in future periods:

Accounting Guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities", will be effective from the first quarter of 2005. AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of variable interest entities ("VIEs"). VIEs are characterized as entities in which:

o the equity is not sufficient to permit that entity to finance its activities without external support, or

o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the 'primary beneficiary,' and must consolidate the VIE. The introduction of AcG-15 will require the consolidation of certain trust vehicles created by CP Ships to hold awards of shares to employees. If consolidation of these trusts had been required at 31st December 2004, the impact on retained earnings would have been $1 million increase.

Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income, and Equity. In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are designed to harmonize Canadian and US GAAP with respect to financial instruments and financial statement presentation. The company will be required to apply these standards no later than the fiscal year ending 31st December 2007. The company has not yet fully evaluated the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and US GAAP described in note 24 to the consolidated financial statements.

Additional Information

Additional information, including the 2004 fourth quarter earnings release and the 2004 Annual Information Form, may be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov or on the CP Ships corporate website, www.cpships.com.

                         Definitions of Non-GAAP Items

(A)  Revenue per teu is total revenue divided by total volume in teu.

(B) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the underlying cost movements and the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(C) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(D) Return on capital employed ("ROCE") equals operating income before exceptional items divided by average capital employed. Average capital employed is the simple average of balance sheet capital employed at 31st December of the current and prior year. Capital employed comprises shareholders' equity, total long-term debt and future income tax liabilities, less cash and cash equivalents. ROCE, which we consider to be a meaningful measure of the efficiency with which capital is being utilized, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(E) Net debt to capital is net debt divided by capital, where net debt equals total debt less cash and cash equivalents, and capital equals shareholders' equity plus net debt. Net debt to capital, which we consider to be a meaningful measure of leverage, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(F) Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction (eg Westbound), less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standard meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(G) Free cash flow is cash from operations after payments for exceptional items, less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.

(H) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.


[PHOTO OMITTED]
[Photograph of ship lights]

                      Glossary of Shipping Industry Terms

Bunker fuel is a relatively low grade of fuel used to power most cargo ships. Prices generally move in relation to crude oil prices.

Charters are ship leases. They are generally either time charters or bareboat charters. Under a time charter, the owner remains responsible for providing the crew and for certain repairs and maintenance costs. A short-term charter
(STC) is a time charter of one year or less. A medium-term charter (MTC) is a time charter of more than one year but less than three years. A long-term charter (LTC) is a time charter of three years or more. Bareboat charters are arrangements where the charterer becomes directly responsible for providing crew and costs relating to operation and maintenance.

Door-to-door transport is a combination of inland and ocean transport service provided by a container shipping line to move a shipping container from the exporter's premises to the departure port, across the ocean and then inland to the importer's premises. This is also known as throughtransport and house-to-house transport.

Dry-van container is a shipping container designed for carrying cargo that does not require special temperatures and is not liquid. It is usually made of steel often with a wood floor. Dry-vans used in international trades come in several standard sizes. Generally, they are either 20 feet or 40 feet long and measure 8 feet wide by 8.5 feet high. A high-cube dry van measures 9.5 feet high.

Industry cycle is driven by the balance between supply of container shipping capacity and demand for that capacity. At the highest points in the cycle, demand exceeds supply generally leading to higher freight rates and improved returns. At the cycle's lowest points, supply exceeds demand generally leading to the reverse effect on the industry overall. CP Ships aims to be profitable throughout the industry cycle.

Port-to-port transport is transport provided by a shipping line for only the ocean leg. The exporter and importer arrange their own inland transportation to and from the relevant port.

Slot charter revenue is revenue earned from selling usually a fixed number of container slots to another shipping line which would then generally market that container space to customers in competition.

Slot exchange agreement is an agreement between two or more carriers to exchange an equal amount of space on ships operated on each other's respective services in the same trade lane.

Slot refers to a unit of space in a containership which is generally built with cells fixed with vertical guide rails to facilitate loading and unloading and ensure safe storage. One slot equals one teu of capacity.

Temperature-controlled container is a container that is insulated and has special controls to ensure a constant internal temperature can be maintained generally in the range from minus 30 degrees centigrade to plus 30 degrees centigrade in all normally encountered external ambient temperatures. It is used for cargo that needs to be chilled or frozen during transit, such as fresh produce, meat and dairy products, or cargo that must be protected from frost, such as wine. The container has its own refrigeration and heating unit, which connects to the ship's power supply. Temperature-controlled containers are often known as "TCCs" or "Reefers."

TEU stands for "twenty-foot equivalent unit" and is the container shipping industry's standard for measuring container size, ship capacity and volume. One 20-foot container would be one teu. One 40-foot container would be two teus.

Vessel sharing agreement (VSA) is an agreement reached between two or more carriers under which they are each allocated an agreed share of the available container slots on one or more ships, which operate on a coordinated schedule. The purpose of a VSA is to offer exporters and importers a better service with a wider range of port calls, more frequent schedules and optimum capacity. Each VSA party generally shares the capital investment in the number of ships required to operate the service.

Ten-Year Comparison

                                 (unaudited)
($ millions unless          2004    2003    2002     2001    2000     1999     1998   1997(2)   1996(2)   1995(2)
otherwise indicated)      ---------------------------------------------------------------------------------------
Volume (teu millions)       2.28    2.20    2.01     1.84    1.83     1.37     1.16     0.67    0.48       0.40
Revenue ($ billions)        3.67    3.13    2.69     2.65    2.64     1.88     1.78     1.07    0.82       0.69
EBITDA(1)                    248     221     169      213     224      136      163      147     111         79
Operating income (1)         124     102      76      139     164       89      127      119      90         62
Cash from operations         243     150      84      190     180       29      135      123     122         64
Ships (number)                79      80      89       78      94       76       72       47      14         14
Containers (teu 000s)        460     443     413      345     327      303      232      175      65         64

(1) Before exceptional items which were a charge of $10 million in 2003,a credit of $2 million in 2002,a charge of $43 million in 2001 and nil in other years.

(2) At 1st January 1998, the reporting currency was changed from Canadian $ to US$. All statements of income for years ended 31st December 1997 and prior have been converted into US$ at average exchange rates.

Quarterly Results 2004 & 2003
(unaudited) ($ millions except
volume and per                                      Q4        Q3       Q2       Q1        Q4       Q3       Q2        Q1
share amounts)                                     2004     2004      2004     2004     2003      2003     2003     2003
                                                ------------------------------------------------------------------------
Volume (teu 000s)
TransAtlantic                                       292      306       305      294      301       287      305      270
Australasia                                          74       72        73       74       78        79       73       74
Latin America                                        65       63        61       58       63        63       60       53
Asia                                                133      131       126      126      119       114      111      109
Other                                                 4        6         5       10        8        11        9        8
                                                    568      578       570      562      569       554      558      514
Revenue
TransAtlantic                                       458      449       441      406      428       400      401      344
Australasia                                         152      150       146      132      136       133      129      117
Latin America                                       112      107        89       79       80        78       75       64
Asia                                                227      224       192      170      167       172      158      138
Other                                                39       36        35       27       27        33       28       22
                                                    988      966       903      814      838       816      791      685
Expenses
TransAtlantic                                       444      444       433      408      397       387      381      343
Australasia                                         143      143       140      122      131       126      123      111
Latin America                                       107       95        84       78       76        74       72       64
Asia                                                214      213       192      171      175       164      156      152
Other                                                34       30        28       24       23        27       25       21
                                                    942      925       877      803      802       778      757      691
Operating Income/(Loss)(1)
TransAtlantic                                        14        5         8       (2)      31        13       20        1
Australasia                                           9        7         6       10        5         7        6        6
Latin America                                         5       12         5        1        4         4        3        0
Asia                                                 13       11         0       (1)      (8)        8        2      (14)
Other                                                 5        6         7        3        4         6        3        1
                                                     46       41        26       11       36        38       34       (6)
Analysis of Expenses
Container shipping operations                       803      789       733      667      668       630      621      568
General and administrative                          109      101       108      110      107       113      108       96
Depreciation and amortization                        32       31        29       32       33        29       29       28
Other                                                (2)       4         7       (6)      (6)        6       (1)      (1)
                                                    942      925       877      803      802       778      757      691

EBITDA(1)                                            78       72        55       43       69        67       63       22
Net income/(loss)                                    32       31         3        3       28        27       23      (25)
Earnings/(loss) per common share basic $(1)        0.35     0.34      0.03     0.03     0.31      0.30     0.26    (0.17)
Earnings/(loss) per common share basic $           0.35     0.34      0.03     0.03     0.31      0.30     0.26    (0.28)
Earnings/(loss) per common share diluted $(1)      0.35     0.33      0.03     0.03     0.30      0.29     0.25    (0.17)
Earnings/(loss) per common share diluted $         0.35     0.33      0.03     0.03     0.30      0.29     0.25    (0.28)


(1) Before exceptional items, which was a charge of $10 million in Q1 2003.

     Although peak shipping periods differ in some market segments, consolidated revenue and operating income have generally been lower during the first quarter.

Forward-Looking Statements

This Annual Report contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships Limited ("CP Ships"). These statements can be found in Outlook and elsewhere in this document. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making any forecasts or projections included in this MD&A, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry overcapacity; congestion; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in implementing a cost savings program; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

Management's Responsibility for Financial Reporting

The information in these consolidated financial statements is the responsibility of management and has been reviewed and approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and to the Audit Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of all of the non-executive directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.



/s/ Ray Miles                   /s/ Ian Webber

Raymond R Miles                 Ian J Webber
Chairman                        Chief Financial Officer

23rd March 2005

Auditors' Report

To the shareholders of CP Ships Limited

We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2004 and 2003, and the consolidated statements of income, retained earnings and cash flow for each of the years ended 31st December 2004 and 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31st December 2004 and 2003, the results of its operations and its cash flow for each of the years ended 31st December 2004 and 2003 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
23rd March 2005

Consolidated Financial Statements

Consolidated Statements of Income

(US$ millions except per share amounts)                                Year Ended 31st December
                                                                         2004            2003
                                                                       -------------------------
Revenue
Container shipping operations                                           3,671           3,130
Expenses
Container shipping operations                                           2,992           2,487
General and administrative                                                428             424
Depreciation and amortization of intangible assets                        124             119
Currency exchange loss/(gain)                                               3              (2)
Diminution in value of property, plant and equipment                        -               2
Gain on disposal of property, plant and equipment                           -              (2)
                                                                       -------------------------
                                                                        3,547           3,028
                                                                       -------------------------
Operating Income Before Exceptional Items                                 124             102
Exceptional items (note 3)                                                  -             (10)
                                                                       -------------------------
Operating Income                                                          124              92
Interest expense, net (note 4)                                            (44)            (36)
                                                                       -------------------------
Income Before Income Tax                                                   80              56
Income tax expense (note 5)                                               (11)             (3)
                                                                       -------------------------
Net Income Available to Common Shareholders                               $69             $53
                                                                       -------------------------

Average number of common shares
   outstanding (millions) (note 18)                                      90.0            89.8
Earnings per common share basic (note 18)                               $0.77           $0.59
Earnings per common share diluted (note 18)                             $0.75           $0.57

Consolidated Statements of Retained Earnings

Balance, 1st January                                                      579             540
Adoption of new accounting policy (note 2 and note 16)                     (1)              -
                                                                       -------------------------
Retained earnings, beginning of period as restated                        578             540
Net income                                                                 69              53
Dividends on common shares                                                (14)            (14)
                                                                       -------------------------
Balance, 31st December                                                   $633            $579
                                                                       -------------------------

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements

Consolidated Balance Sheets
                                                                          As at 31st December
(US$ millions)                                                           2004             2003
                                                                       -------------------------
ASSETS
Current Assets
Cash and cash equivalents                                                 135               75
Accounts receivable (note 7)                                              473              463
Prepaid expenses                                                           54               44
Inventory                                                                  26               24
                                                                       -------------------------
                                                                          688              606
Property, plant and equipment (note 8)                                  1,181            1,235
Deferred charges (note 9)                                                  49               32
Goodwill (note 10)                                                        608              598
Future income tax assets (note 5)                                           7                4
Other assets and intangible assets (note 11)                               37               25
                                                                       -------------------------
                                                                       $2,570           $2,500
                                                                       -------------------------
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities                                  626              564
Long-term debt due within one year (note 12)                               19               19
                                                                       -------------------------
                                                                          645              583
Long-term Liabilities
Long-term debt due after one year (note 12)                               545              632
Future income tax liabilities (notes)                                       8                7
                                                                       -------------------------
                                                                          553              639
Shareholders' Equity
Common share capital (note 15)                                            689              686
Other equity (note 12)                                                     29                -
Contributed surplus (note 15)                                              14                7
Retained earnings                                                         633              579
Cumulative foreign currency translation adjustments (note 15)               7                6
                                                                       -------------------------
                                                                        1,372            1,278
                                                                       -------------------------
                                                                       $2,570           $2,500
                                                                       -------------------------

Contingent Liabilities and Commitments--notes 19 and 20. See accompanying notes to the consolidated financial statements.

On behalf of the Board:



/s/ Ray Miles                           /s/ Ian Webber

Raymond R. Miles                        Ian J. Webber
Chairman                                Chief Financial Officer

Consolidated Financial Statements

Consolidated Statements of Cash Flow
                                                                       Year Ended 31st December
(US$ millions)                                                         2004               2003
                                                                   -----------------------------
Operating Activities
Net income                                                               69                 53
Depreciation and amortization of intangible assets                      124                119
Exceptional items                                                         -                 10
Future income tax benefit                                                (2)                (4)
Amortization of deferred charges                                         17                 13
Amortization of bond discount                                             1                  -
Diminution in value of property, plant and equipment                      -                  2
Gain on disposal of property, plant and equipment                         -                 (2)
Stock-based compensation                                                  7                  6
Accretion of convertible notes                                            4                  -
Other                                                                    (2)                 -
                                                                   -----------------------------
                                                                        218                197
Decrease/(increase) in non-cash working capital (note 17)                27                (37)
                                                                   -----------------------------
Cash from operations before exceptional item related payments           245                160
Exceptional item payments                                                (2)               (10)
                                                                   -----------------------------
Cash from Operations                                                    243                150

Financing Activities
Increase in share capital                                                 2                  1
Convertible notes issued                                                200                  -
Increase in long-term debt                                               76                104
Repayment of long-term debt                                            (369)              (172)
Reimbursement of ship stage payments                                      -                 43
Increase in deferred financing costs                                    (10)                (1)
Financing costs allocated to other equity                                (1)                 -
Common share dividends paid                                             (14)               (14)
                                                                   -----------------------------
Cash outflow from financing activities                                 (116)               (39)
                                                                   -----------------------------
Investing Activities
Additions to property, plant and equipment                              (38)              (158)
Increase in deferred dry-dock costs                                     (24)                (4)
Acquisition of businesses (note 6)                                       (5)                 -
Proceeds from disposal of property, plant and equipment                   2                 18
Increase in other assets                                                 (2)                (2)
                                                                   -----------------------------
Cash outflow from investing activities                                  (67)              (146)
                                                                   -----------------------------

Increase/(decrease) in cash and cash equivalents(1)                      60                (35)
Cash and cash equivalents at beginning of year                           75                110
                                                                   -----------------------------
Cash and cash equivalents at end of year                           $    135            $    75
                                                                   -----------------------------
Additional Information
Taxes paid                                                         $      7            $     6
Interest paid                                                      $     36            $    32
                                                                   -----------------------------

(1) Cash and cash equivalents comprise cash and temporary investments with a maximum maturity of three months at date of purchase. See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(Unless otherwise indicated, all amounts are shown in US$ millions)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are consistent with generally accepted accounting principles accepted in the United States ("US GAAP") in all material respects except as outlined in note 24. The accounting policies of some overseas subsidiaries do not conform to Canadian GAAP and, where appropriate, adjustments are made on consolidation to present the group financial statements on a consistent basis.

(A) Basis of consolidation - The consolidated financial statements include CP Ships Limited ("CP Ships") and all of its subsidiary companies (collectively "the group") from the date of acquisition until the date of disposal, if relevant.

(B) Revenue & cost recognition - Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. A substantial element of the cost of delivery of each container to its ultimate destination is estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers.

Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(C) Use of estimates - The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement benefits and stock-based compensation. Actual results may differ from these estimates.

(D) Income taxes - CP Ships accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and for income tax purposes, using substantively enacted tax rates. Future tax assets are not recognized if they are not expected to be utilized.

(E) Exceptional items - Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a fair presentation.

(F) Earnings per common share - Basic earnings per common share is calculated using the weighted average number of common shares outstanding in the year.

Diluted earnings per share represents what earnings per share would have been if:

   o instruments, convertible into common shares that had the impact of reducing earnings per share, had been converted; and
   o unvested restricted shares expected to vest at a future date had vested.

The dilutive effect is calculated by increasing the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place and the restricted shares vested. It is assumed that conversion or vesting would occur either at the beginning of the year for instruments or shares outstanding all year, or from the date of issue for instruments or shares issued during the year.

(G) Inventory - Inventory is valued at the lower of cost and net realizable value. Inventory consists of fuel supplies and other consumables related to CP Ships' operations.

(H) Property, plant & equipment - Property, plant and equipment is stated at cost less depreciation, which is determined on a straight-line basis over the estimated remaining useful life of each asset.

Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life. Reviews are made periodically of the estimated remaining lives of ships taking into account commercial and technological obsolescence as well as normal wear and tear. The total useful economic life of a ship is approximately 25 years. Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

Other assets are depreciated as follows:
   o Containers are depreciated over their estimated useful life of 12 years to their estimated residual values.
   o Furniture and equipment is fully depreciated over the estimated useful lives of the assets, a maximum of ten years.

Notes to the Consolidated Financial Statements

   o Computer hardware and software is fully depreciated over its estimated useful life, which varies between two and eight years, from the date that it is brought into use. Relevant costs directly associated with developing or obtaining internal-use computer software are capitalized.
   o Trucking equipment is fully depreciated over the estimated service lives of the assets, a maximum of ten years.
   o Owned automobiles are depreciated on a straight-line basis over four years.
   o Leasehold improvements are amortized over the lesser of the remaining lease term or ten years.
   o Terminal equipment is depreciated over its estimated useful life, which varies between three and 30 years.

When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the result from operations.

In accordance with the Canadian Institute of Chartered Accountant's Handbook ("CICA") 3063, "Impairment of Long-lived Assets," CP Ships reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such property, plant and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying amount of the assets exceeds their fair market value. Assets to be disposed of are reported at the lower of (i) the carrying amount, or (ii) fair value less costs to sell.

(I) Leases - Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases. All other leases are accounted for as operating leases.

Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the period of expected use of the assets or the lease term. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease.

Operating lease costs are charged to income on a straight-line basis.

(J) Deferred charges - Deferred charges include deferred financing costs and deferred dry-docking costs.

Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Any unamortized cost is written off on the early termination of the underlying arrangement. Dry-docking and special survey costs are deferred and amortized over the dry-docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship.

(K) Goodwill - Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and other identifiable intangible assets acquired. CP Ships evaluates the carrying value of goodwill for possible impairment of each reporting unit on an annual basis, specifically at 1st August, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds the fair value. Goodwill impairment is measured as the excess of the carrying amounts of the reporting unit's goodwill, over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

(L) Intangible assets - Separately identifiable intangible assets related to acquisitions are recorded at fair value and are amortized on a straight-line basis over their estimated economic useful lives, ranging from ten to 20 years. There are no intangible assets with indefinite lives. Intangible assets that are amortized are subject to impairment testing when events or circumstances indicate that their carrying value may not be recoverable. There were no write-downs related to intangibles due to impairment for the years ended 31st December 2004 and 2003.

(M) Foreign currency translation - Revenue and expense items and other transactions of CP Ships denominated in foreign currencies are recorded in US$, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. CP Ships' monetary assets and liabilities denominated in foreign currencies are translated into US$ at the year-end rates of exchange. Foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities within CP Ships are recognized in income as incurred.

The financial statements of subsidiary companies, which are considered to be self-sustaining, denominated in currencies other than US$ are translated into US$ using year-end rates of exchange for assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

Notes to the Consolidated Financial Statements

The financial statements of subsidiary companies, which are considered to be integrated operations, denominated in currencies other than US$ are translated into US$ using year-end rates of exchange for monetary assets and liabilities, historical exchange rates for non-monetary assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are recognized in income.

(N) Employee future benefits - The costs of defined benefit pensions are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Fair values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the beginning of the year on high-quality corporate debt instruments.

Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of any net transitional asset, the amortization of adjustments arising from any pension plan amendments and the amortization of the excess of any net actuarial gain or loss of over 10% of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs generally equal plan contributions due during the year.

(O) Derivative financial instruments - Derivative financial instruments are utilized to manage exposure to foreign currency exchange rates, interest rates and fuel prices. CP Ships does not use derivative financial instruments for speculative or trading purposes.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and the strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. Assessments are made, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Payments or receipts under derivative financial instruments used to manage exposure to foreign currencies and bunker fuel are recognized in the income statement concurrently with the hedged transaction and are netted against the hedged item, providing the guidelines, including the identification, documentation, designation and effectiveness of hedges, are met. The fair values of non-qualifying outstanding contracts are reflected in the financial statements.

(P) Stock-based compensation - Under certain stock-based compensation plans described in note 16, stock options and restricted stock have been granted to directors and certain key employees of CP Ships or were granted to former Canadian Pacific Limited ("CPL") employees as part of the Plan of Arrangement under which CP Ships was demerged from CPL on 1st October 2001 (note 15). Under the revised accounting policy (note 2), the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the awards in results from operations. Prior to 2004, any consideration paid by employees on the exercise of stock options was credited to share capital. In the event options are canceled, no adjustment is made to share capital and no expense is recognized.

Awards of deferred stock units, which do not entitle the holder to shares in CP Ships but which have a value that is dependant on the market value of CP Ships' shares, are accounted for as an expense at the date of issue, and a liability is recorded. Movements in the liability prior to the date of settlement of the award are accounted for by an adjustment to the liability at the end of each accounting period.

(Q) Restructuring costs - All costs associated with an exit activity are recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities.

(R) Acquisitions - All acquisitions are accounted for using the purchase method. Under this method, all assets and liabilities are recorded at their fair value at the acquisition date. In April 2004 CP Ships acquired ROE Logistics (note 6).

(S) Comparative figures - Certain comparatives have been reclassified to conform to the financial statement presentation adopted in the current year.

2. CHANGES IN ACCOUNTING POLICIES

Canadian accounting standards and pronouncements that have been adopted, in whole or in part, for the first time in these financial statements are as follows:

(A) Derivative financial instruments - CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships," established new criteria for applying hedge accounting and applied to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and

Notes to the Consolidated Financial Statements

effectiveness of hedges and also the discontinuance of hedge accounting. Where derivative instruments accounted for as hedges prior to 1st January 2004 no longer qualified for hedge accounting, their recorded amounts were adjusted from their carrying value to their fair value. The adjustments recorded on transition have been deferred and are recognized in the statement of income on a basis consistent with the underlying hedged items.

(B) Stock-based compensation - CICA 3870, "Stock-based Compensation and Other Stock-based Payments," effective 1st January 2004, requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. The fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was recognized in the consolidated statement of income using the intrinsic value method.

CP Ships elected to apply this change retroactively in accordance with CICA 3870. The effect of introducing the new policy was determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(C) Generally accepted accounting principles - CICA 1100, "Generally Accepted Accounting Principles," was adopted effective 1st January 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. CICA 1100 also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

(D) Asset retirement obligations - CICA 3110, "Asset Retirement Obligations," was adopted effective fiscal year 2004. The section harmonizes Canadian GAAP with US Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 143, Accounting for Asset Retirement Obligations. The standard replaces the guidance on future removal and site restoration costs in CICA 3061, "Property, Plant and Equipment," and CICA 4430, "Capital Assets Held by Not-for-Profit Organizations."

The standard requires the recognition of a liability for any statutory, contractual or other legal obligation relating to asset retirement, normally when incurred. The liability is measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost would be amortized to income on a systematic and rational basis. Entities are required to disclose certain key information about the liability. The adoption of this standard had no impact on the results of operations or financial position in 2004.

(E) Future accounting changes

Variable Interest Entities - Accounting Guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities", is effective for all periods beginning on or after 1st November 2004. AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of variable interest entities ("VIEs"). VIEs are characterized as entities in which:
   o the equity is not sufficient to permit that entity to finance its activities without external support, or
   o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the 'primary beneficiary', and must consolidate the VIE. The introduction of AcG-15 will require the consolidation of certain trust vehicles created by CP Ships to hold awards of shares to employees. If consolidation of these trusts had been required at 31st December 2004, the impact on shareholders' equity would have been an increase of $1 million.

Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income, and Equity - In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and US GAAP with respect to financial instruments and financial statement presentation. CP Ships will be required to apply these standards no later than the fiscal year ending 31st December 2007. CP Ships has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements.

Notes to the Consolidated Financial Statements

However, adoption may eliminate certain reconciling items between Canadian and US GAAP described in note 24 to the consolidated financial statements.

3. EXCEPTIONAL ITEMS

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. At 31st December 2004, this restructuring was substantially complete with $2 million remaining to be spent for redundant office leases that do not expire until 2008.

4. INTEREST EXPENSE, NET

                                            2004          2003
                                        ----------------------------
Long-term debt                               (44)          (38)
Short-term debt                               (1)           (1)
                                        ----------------------------
Total interest expense                       (45)          (39)
Interest income                                1             3
                                        ----------------------------
Interest expense, net                       $(44)         $(36)
                                        ----------------------------

5. INCOME TAX EXPENSE

The principal operating subsidiaries have operations taxable mainly in jurisdictions or under programs with relatively low rates of tax, including under UK Tonnage Tax where taxation is based on the tonnage of ships used by the subsidiary rather than profits earned.

                                             2004          2003
                                        ----------------------------
Income tax expense
Current                                        13             7
Future                                         (2)           (4)
                                        ----------------------------
                                              $11            $3
                                        ----------------------------


The reconciliation between the income tax expense and the theoretical expense obtained by applying the Canadian statutory tax rate is as follows:

                                              2004             2003
                                        ----------------------------
Canadian statutory tax rate                 32.12%          34.12%
Provision at Canadian statutory rates          26              20
Foreign tax rate differentials                 (5)             (2)
Tonnage tax rate differentials                (13)            (15)
Prior year items                                -              (2)
Tax losses now recognized                      (2)             (3)
Other                                           5               5
                                        ----------------------------
Income tax expense                            $11              $3
                                        ----------------------------


The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the net future income tax liabilities are:

                                              2004           2003
                                        ----------------------------
Future income tax assets
Non-capital loss carryforwards                  5               4
Other                                           2               -
                                        ----------------------------
                                               $7              $4
                                        ----------------------------

Future income tax liabilities
Property, plant & equipment
carrying value in excess of tax
basis                                          (8)            (7)
                                        ----------------------------
                                              $(8)           $(7)
                                        ----------------------------
Net future income tax liabilities             $(1)           $(3)
                                        ----------------------------


In assessing the realizability of future income tax assets, CP Ships considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. CP Ships considers the scheduled reversal of historical taxable income, projected future taxable income and tax planning strategies in making this assessment.

At 31st December 2004, the amount of unused tax losses was $76 million (2003:
$62 million), for which no future tax asset has been recognized because it is considered unlikely the losses will be utilized in the foreseeable future, if at all. The tax losses in Canada of $75 million and Germany of $1 million will expire as follows: $3 million in 2005, $4 million in 2006, $5 million in 2007, $24 million in 2009 and $40 million thereafter.

6. BUSINESS ACQUISITIONS

On 1st April 2004, CP Ships acquired all of the outstanding shares of ROE Logistics ("ROE") for $13 million. ROE has offices in Montreal, Toronto, Calgary and Vancouver specializing in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services.

The acquisition has been accounted for using the purchase method of accounting with its results of operations consolidated from the date of acquisition. The fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being non tax-deductible goodwill of $10 million and other intangible assets including customer based intangible assets of $2 million. Cash consideration of $5 million has been paid, with the remaining balance to be paid in equal annual instalments of $3 million subject to achievement of financial targets for the years ending

Notes to the Consolidated Financial Statements

31st December 2004, 2005 and 2006. An analysis of the acquisition is as follows:

                                                      ($ millions)
                                                      ------------
Term deposits                                                   7
Accounts receivable and inventory                               7
Goodwill                                                       10
Intangible assets                                               2
Bank borrowings                                                (9)
Accounts payable and accrued liabilities                       (4)
                                                      ------------
Consideration and costs                                       $13
                                                      ------------

There were no business acquisitions in the year ended 31st December 2003.

7. ACCOUNTS RECEIVABLE

                                              2004           2003
                                        ----------------------------
Trade receivables                              392            335
Third-party agents                               9             16
Other receivables                               72            112
Total accounts receivables                    $473           $463
                                        ----------------------------


8. PROPERTY, PLANT & EQUIPMENT
                                             2004            2003
                                        ----------------------------
Ships
Cost                                         1,198          1,188
Accumulated depreciation                      (261)          (201)
                                        ----------------------------
                                               937            987
Containers
Cost                                           154            140
Accumulated depreciation                       (69)           (67)
                                        ----------------------------
                                                85             73
Terminal equipment & other
Cost                                           162            151
Accumulated depreciation                       (92)           (82)
                                        ----------------------------
                                                70             69
Computer hardware & software
Cost                                           236            227
Accumulated depreciation                      (147)          (121)
                                        ----------------------------
                                                89            106

Total cost                                   1,750          1,706
Total accumulated depreciation                (569)          (471)
                                        ----------------------------
Net book value                              $1,181         $1,235
                                        ----------------------------

Assets under construction which are not being depreciated, included in computer hardware and software, amount to $6 million at 31st December 2004 (2003: $5 million).

At 31st December 2004 assets held under capital leases, with a cost of $185 million (2003: $215 million) and accumulated depreciation of $30 million (2003: $67 million), are included in Property, Plant & Equipment and mainly comprise ship leases with a net book value of $103 million (2003: $105 million), and container leases of $49 million (2003: $39 million).

Ships with a net book value of $895 million at 31st December 2004 (2003: $945 million) were pledged as security against bank and other loans.

9. DEFERRED CHARGES

Deferred charges of $49 million (2003: $32 million) comprise:

(a) Unamortized deferred financing costs of $18 million (2003: $15 million) related to the arrangement of financings including $200 million unsecured principal amount ten-year senior notes in 2002, $200 million principal amount 20-year convertible senior subordinated notes and certain capital lease obligations. These costs are amortized evenly over the periods of the underlying arrangements, which end between 2005 and 2024. The amortization in 2004 was $7 million (2003: $4 million) including a $4 million write-off on the replacement of credit facilities.

(b) Unamortized deferred dry-dock costs of $31 million (2003: $17 million) related to dry-docking and special survey costs. These costs are amortized evenly over the dry-docking cycle, typically between two and five years. The amortization in 2004 was $10 million (2003: $9 million).

10. GOODWILL

                                             2004             2003
                                        ----------------------------
Balance, 1st January                          598              598
Additions                                      10                -
                                        ----------------------------
Balance, 31st December                      $ 608            $ 598
                                        ----------------------------

Additions during the year relate to the acquisition of ROE Logistics (note 6).

11. OTHER ASSETS AND INTANGIBLE ASSETS

(A) Other assets - Other assets comprise cash on deposit of $8 million (2003:
$6 million) primarily in respect to operational guarantees (note 19) and $19 million (2003: $10 million) for an accrued receivable

Notes to the Consolidated Financial Statements

relating to the hedge of certain GBP denominated capital lease obligations (notes 12 and 14).

(B) Intangible assets

                                              2004           2003
                                        ----------------------------
Cost                                            10             10
Additions                                        2              -
                                        ----------------------------
Accumulated depreciation                        (2)            (1)
                                        ----------------------------
                                               $10             $9
                                        ----------------------------


The balance at 31st December 2004 comprises customer-based intangibles of $8 million (2003: $7 million) and other intangible assets of $2 million (2003: $2 million). The current year addition relates to the acquisition of ROE Logistics (note 6). Amortization expense for these items in 2004 was $1 million (2003: $1 million).

12. LONG-TERM DEBT AND OTHER EQUITY

                                              2004           2003
                                        ----------------------------
Long-term debt
Revolving credit facilities                      -            275
4% convertible senior subordiated notes        174              -
Ten-year senior notes                          197            196
Long-term loans                                 30             37
                                        ----------------------------
                                               401            508
Capital leases                                 163            143
                                        ----------------------------
                                               564            651
Amounts due within one year                    (19)           (19)
                                        ----------------------------
Amounts due after one year                    $545           $632
                                        ----------------------------


                                              2004           2003
                                        ----------------------------
Other equity
4% convertible senior subordinated notes       $29             $-
                                        ----------------------------

(A) Revolving credit facilities - During March 2004, the group replaced its $175 million and $350 million revolving credit facilities, which were in place at 31st December 2003, with a new $525 million multicurrency revolving credit facility ("$525 million facility"). The new facility was secured by first priority mortgages on 25 ships and certain related collateral. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the facility.

Under the $525 million facility, the group can borrow up to the aggregate of 75% of the appraised value of the ships on which the facility is secured. The value of the secured ships is subject to an annual reappraisal and to the extent that borrowings exceed the 75% threshold, the group may be required to reduce borrowings to that threshold within 15 business days of notification.

At 31st December 2004, the facility was undrawn and based on the appraised value of the ships, the group was able to borrow $525 million under the facility, subject to complying with certain financial and other covenants including those with respect to the group's consolidated debt, tangible net worth and liquidity position. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December 2004 the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable quarterly on the undrawn portion of the facility.

(B) 4% convertible senior subordinated notes - On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements, which are classified separately in the balance sheet in accordance with Canadian GAAP. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that did not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance of $29 million, net of allocated fees, recorded in other equity.

The long-term debt amount will increase to the principal amount of the convertible notes over the five-year, four-month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semiannually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US $25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or
ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where CP Ships has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

Notes to the Consolidated Financial Statements

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

(c) Ten-year senior notes - Ten-year senior notes comprise $200 million unsecured principal amount notes at 10.375% issued in July 2002 at a price of 97.722% for an effective rate of 10.75%, which mature in July 2012. The issue discount is being accreted over the life of the senior notes. CP Ships may redeem the senior notes at any time according to a predetermined pricing formula. The notes rank equally in right of payment with all of CP Ships' existing and future senior unsecured debt and amounts outstanding are guaranteed by certain of CP Ships subsidiaries.

The senior notes contain various restrictive covenants that, among other things, limit the ability of CP Ships and each of its subsidiaries to: (i) incur certain additional indebtedness; (ii) pay dividends on capital stock or redeem capital stock or prepay any subordinated debt; (iii) make certain investments; (iv) sell assets other than at a fair market value and for cash or other equivalent consideration; (v) enter into transactions with direct or indirect holders of more than 10% of the common shares of CP Ships or of its subsidiaries and with affiliates that are not subsidiaries of CP Ships, other than in good faith and on arm's-length terms; (vi) create security interests over any of their respective assets other than certain permitted security interests; (vii) sell shares in its subsidiaries or permit its subsidiaries to issue shares; (viii) sell and lease back assets; (ix) guarantee debt; (x) consolidate, merge or transfer all or substantially all of CP Ships' assets or
(xi) in the case of the note guarantors, dispose of their respective assets. All of these restrictions are subject to a number of important limitations and qualifications.

(D) Long-term loans - Long-term loans comprise a $30 million (2003: $37 million) term loan repayable up to 2008 bearing interest at 6.71% secured by four ships. Amounts outstanding under the facility are guaranteed by CP Ships and one of its subsidiaries. Under the terms of the facility the group is subject to certain covenants including: (i) a restriction on the sale of assets outside the ordinary course of business and (ii) an ongoing obligation to ensure that the subsidiary guarantor has a net worth of at least $100 million.

(E) Aggregate maturities of long-term debt - Aggregate maturities of the convertible senior subordinated notes, long-term loans and senior notes over the next five years and thereafter are as follows:

                                                        ($ millions)
                                                      --------------
2005                                                            8
2006                                                            8
2007                                                           10
2008                                                            4
2009                                                          174
2010 and thereafter                                           197
                                                      --------------
                                                                          $401
                                                      --------------


(F) Capital leases - Capital leases consist of ship leases of $126 million (2003: $118 million), container leases of $34 million (2003: $21 million) of which $23 million (2003: nil) relates to the temperature-controlled lease and other leases of $3 million (2003: $4 million).

Ship leases - During 2003, two 4100 teu ships, Canmar Venture and Canmar Spirit, were financed under separate 25-year GBP denominated capital leases. These ship lease obligations bear interest at 3-month GBP LIBOR+0.2% and expire in 2028 and are repayable in quarterly instalments. Amounts outstanding under the leases are guaranteed by CP Ships and certain of its subsidiaries. The group has the sole option to terminate these leases at any time, or to extend them beyond 2028 for further one-year periods. The lessor is entitled to review the group's creditworthiness (according to its own criteria) during 2008 and 2018 to assess the adequacy of the guarantees provided by the group. If the lessor determines, in its sole discretion, that the creditworthiness of the group is inadequate, it can require the lessee to provide additional security by way of a letter of credit ("LC"), other security or prepay rentals to a specified level. Failure to provide such security and/or to make a prepayment would result in a termination event.

The Spirit lease is further secured by a LC provided by a bank currently rated "AA." In the event that the LC is not renewed or the bank's rating falls below "A-" and the group fails to renew the LC or provide additional security satisfactory to the lessor, a termination event would arise under the Spirit lease. Furthermore, failure to comply with financial covenants (which are similar to those contained in the $525 million facility) contained in the guarantee or the default clauses such as non-payment, breach of representations, warranties and undertakings contained in the leases would also result in termination events. On a termination event, the group would be required to pay to the lessor all outstanding amounts under the lease and associated financing documents, together with any loss incurred by the lessor on termination.

The lease obligations are denominated in GBP. The group has entered into equivalent amount GBP to US$ currency swap arrangements to mitigate foreign currency exchange risk (note 14), and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

Notes to the Consolidated Financial Statements

Container and other leases - During the fourth quarter 2004, the group entered into a $46 million committed credit facility to fund its investment in 3,000 temperature-controlled containers. The facility is available until 30th June 2005, with a commitment fee of 0.5% per annum of the undrawn amount payable during this period. Once 1,500 units have been delivered and funded under the facility the containers are transferred into a lease which funds 100% of the investment and is split into four sub-leases each of up to 750 units. The first two leases commenced on 31st December 2004, and the second two will commence on the delivery of the remaining 1,500 units or 30th June 2005, whichever is earlier. Each lease is for eight years, amortizes to a 10% balloon payment, grants the group a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The sub-leases contain a number of cross default provisions and financial and operational covenants, which are similar to those contained in the $525 million revolving credit facility. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the lease.

In addition to the temperature-controlled lease, the group has further capital leases on containers repayable in monthly instalments ending between 2005 and 2006. Obligations under container and other leases bear interest primarily at fixed rates, which range from 3% to 18%.

Total interest expense on all capital leases during 2004 amounted to $5 million (2003: $5 million).

Total capital lease commitments over the next five years and thereafter are as follows:

                                                        ($ millions)
                                                        -------------
2005                                                            22
2006                                                            20
2007                                                            16
2008                                                            13
2009                                                            13
2010 and thereafter                                            190
                                                        -------------
Total minimum lease payments                                   274
Less imputed interest                                         (111)
                                                        -------------
Present value of minimum lease payments                        163
Less current portion                                           (11)
                                                        -------------
Long-term portion of capital lease commitments                $152
                                                        -------------


(G) Covenants - At 31st December 2004, CP Ships and the group were in compliance with the financial covenants contained in the long-term debt agreements and capital leases, and had no dividend or debt arrears.

In the event that the corporate rating from Standard & Poor's was to decrease by two notches from BBB- to BB, a default would occur. Unless remedied, including by prepayment of the facility, the default would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility and the temperature-controlled container lease.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Short-term financial assets and liabilities are valued at their carrying values as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

The estimated fair value of other financial instruments at 31st December 2004 and 2003 is as follows:

                                              Asset/
                                           (Liability)        Asset/
                                            Carrying        (Liability)
                                             Amount         Fair Value
                                                       2004
                                        ----------------------------------
Long-term debt                               (564)           (617)
Derivative instruments (note 14):
  Interest rate swaps                           -              (2)
  Foreign currency contracts                   22              22
  Bunker fuel price contracts                   -              (1)


                                              Asset/
                                           (Liability)        Asset/
                                            Carrying        (Liability)
                                             Amount         Fair Value
                                                       2003
                                        ----------------------------------
Long-term debt                               (651)           (686)
Derivative instruments (note 14):
  Interest rate swaps                           -              (1)
  Foreign currency contracts                   10              10
  Bunker fuel price contracts                   -               1

Long-term debt - The fair value of third-party long-term debt has been estimated based on current market prices and rates currently available to the group for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date, or estimated using discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities.

Apart from the ten-year senior notes, there is no material difference between the carrying value and the fair value of the third-party long-term debt.

Interest rate, foreign currency & bunker fuel derivatives - The fair value of the interest rate swaps, foreign currency exchange contracts and bunker fuel price contracts, used for hedging purposes, is the estimated amount that the group would have to pay or receive

Notes to the Consolidated Financial Statements

to terminate the agreements at the reporting date, taking into account interest rates, foreign exchange rates and bunker fuel prices.

14. DERIVATIVE INSTRUMENTS & HEDGING ACTIVITY

Derivatives are used only for hedging and risk management purposes. The following summarizes the group's management of market risk from foreign exchange fluctuations, changes in interest rates and bunker fuel prices.

(A) Foreign exchange risk management - As a result of net exposures denominated in currencies other than US$, the group is exposed to changes in exchange rates. To manage this risk, derivatives are used to cover certain forecast currency exposures.

During 2004, 40% of the Euro cost exposure, 25% of the Canadian $ cost exposure and 24% of the GBP cost exposure were hedged resulting in a gain of $2 million (2003: $21 million). At 31st December 2004, 4% of the Euro cost exposure was hedged in a range 0.80-0.85, 2% of the Canadian $ cost exposure was hedged in a range 1.28-1.38 and 4% of the GBP cost exposure was hedged in a range 0.56-0.58.

During 2003, the obligations under the GBP denominated capital leases on Canmar Venture and Canmar Spirit were swapped to US$ to remove the foreign currency exchange risk and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

(B) Interest rate risk management - For the first eight months of 2004, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 6-month US$ LIBOR plus an average margin of 6.18%. During September 2004, this swap was closed out and replaced with a new swap which runs to 15th July 2012 and provides an interest rate of US$ LIBOR+5.77%, set semiannually in arrears. As a result of swapping the interest rate from 10.375% fixed to floating, 2004 interest expense was reduced by $5 million.

(C) Bunker fuel price risk management - The group purchases approximately 1.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure a range of instruments is used including swaps and put and call options to hedge up to 50% of anticipated demand. As at 31st December 2004, approximately 20% of anticipated bunker fuel purchases was hedged for first quarter 2005 at a price of $159 per tonne and 8% for the remainder of 2005 at $163 per tonne. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

(D) Credit risk management - The group is exposed to credit loss in the event of nonperformance by counterparties to financial instruments including the interest rate, foreign exchange and bunker hedge contracts. This risk is mitigated by contracting with a number of counterparties of high credit quality, thereby reducing the risks that would result from concentration.


15. SHAREHOLDERS' EQUITY

(A) Plan of Arrangement - Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships. CPL then distributed its investment in CP Ships to CPL's common shareholders on the basis of one new common share in CP Ships for four old CPL common shares.

As both CPSHI and CP Ships were under the control of CPL at the time, the transactions were accounted for in a manner similar to a pooling of interests and the historical financial information of CPSHI became the historical financial information of the now publicly held CP Ships. On 1st January 2002, CPSHI amalgamated with CP Ships.

(B) Common shares - The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

An analysis of common shares issued and outstanding is as follows:

                                                   Number         $ millions
                                              ------------------------------

Balance at 31st December 2002                       89,736,921         $685
Issued under stock-based compensation plans            153,598            1
                                              ------------------------------
Balance at 31st December 2003                       89,890,519         $686
Issued under stock-based compensation plans
  (net of 4,399 canceled shares)                       407,009            3
                                              ------------------------------
Balance at 31st December 2004                       90,297,528         $689
                                              ------------------------------

No preference shares were issued at 31st December 2002, 2003 or 2004.

Shareholder rights plan - On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") as set out in Shareholder Rights Plan Agreement dated 30th July 2001 between CP Ships and Computershare Trust Company of Canada as trustee. The Rights Plan was amended and reconfirmed by CP Ships' shareholders on 17th April 2002. The Rights Plan is intended to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover bid and to provide all shareholders with an equal opportunity to participate in the bid. The Rights Plan must be reconfirmed by a majority of shareholders of CP Ships at the annual meeting of shareholders in 2005. If the Rights Plan is not so confirmed, it will terminate at the end of such annual meeting.

Notes to the Consolidated Financial Statements

The following summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan.

Under the Rights Plan, one right ("Right") is issued and attaches to each outstanding common share. The Rights will separate from the common shares and will be exercisable ten trading days after a person has acquired, or commenced a takeover bid to acquire, beneficial ownership of 20% or more of the common shares (a "Flip-in Event"), subject to the Board postponing such separation. Following a Flip-in Event, each Right (other than Rights held by the person that initiated the Flip-in Event) will permit the holders of Rights to purchase common shares at a 50% discount to their market price. The Rights are not exercisable if the takeover bid is made pursuant to an offer which (a) has been made by way of a takeover bid circular, (b) has been made to all shareholders of CP Ships, (c) is outstanding for a minimum of 60 days, and (d) provides that, if more than 50% of the common shares held by Independent Shareholders (as defined in the Rights Plan) are tendered to the bid and not withdrawn within the sixty (60) day period, the bidder must make a public announcement to that effect and allow for the tendering of additional common shares for an additional ten (10) day period.

The Board may waive the application of the Rights Plan if the takeover bid is made by way of a circular to all holders of common shares. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the common shares provided that they are not making a takeover bid.

(C) Foreign currency translation adjustments - Included in equity are the following cumulative foreign currency translation adjustments:

                                              2004            2003
                                        ----------------------------
Balance, 1st January                             6              (8)
Change in foreign currency translation
  rates on foreign subsidiaries                  1              14
                                        ----------------------------
Balance, 31st December                          $7              $6
                                        ----------------------------


(D) Contributed surplus - The movement in the contributed surplus account is as follows:

                                              2004            2003
                                        ----------------------------
Balance, 1st January                             7               1
Adoption of new
  accounting policy (note 2 and 16)              1               -
Contributed surplus at the
  beginning of the period as restated            8               1
Stock-based compensation                         7               6
Transfer on vesting of restricted shares        (1)              -
                                        ----------------------------
Balance, 31st December                         $14              $7
                                        ----------------------------

16. STOCK PLANS

(A) Stock-based compensation - CP Ships has six stock-based compensation plans, which are described below:

CPL Key Employee Stock Option Plan ("KESOP") - On the effective date of the Plan of Arrangement described in note 15, outstanding options under the former parent's KESOP were replaced prorata with the new option plans of the five separately-listed companies created by the spin off, including CP Ships. Former CPL employees' options over CP Ships' shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date.

Employee Share Purchase Plan ("ESPP") - CP Ships offers an Employee Share Purchase Plan to its employees, whereby CP Ships contributes approximately $1 for every $6 contributed by the employee. The purpose of the scheme is to enable employees to acquire shares through payroll deductions. The purchase price of the shares is calculated based on the market price of the shares on or immediately prior to the grant date. CP Ships' matching contribution vests immediately from the time of purchase.

During 2004, a total of 29,091 (2003: 25,808) common shares were issued from treasury under this plan. A further 431,533 common shares have been authorized and reserved for issuance under this plan (2003: 460,624).

Deferred Share Unit Plan ("DSUs") - During 2004 CP Ships offered a Deferred Share Unit Plan ("DSUP") for members of the Board of Directors. The issue price of each DSU is equal to the market price of the share on the date of grant. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the shares at the time the conversion takes place.

The value of the outstanding DSUs as at 31st December 2004 was $140,000 (2003:
$nil).

Employee Stock Option Plan ("ESOP") - CP Ships has granted options and restricted shares to certain employees that vest after three years. The exercise price of each option equals the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expire ten years after the grant date. The vesting of certain of the options and restricted shares issued is subject to the achievement of performance criteria. Expense related to the awards is accrued over the term of the award based on the expected market price at the time of vesting, subject to the likelihood of any performance-based criteria being met during the vesting period.

Notes to the Consolidated Financial Statements

Directors Stock Option Plan ("DSOP") - CP Ships has granted options to certain directors for the purchase of common shares. The options normally vest immediately upon grant. The exercise price of each option equals the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expire ten years after the grant date.

Directors Share Compensation Plan ("DSCP") - CP Ships uses Directors fees to purchase CP Ships stock on the open market on behalf of the Directors.

At 31st December 2004, 1,816,686 shares (2003: 1,360,630 shares) were available for the granting of future options and restricted shares under the stock option plans out of the 7,454,000 currently authorized.

During 2004, employees were granted 216,411 (2003: 1,059,579) restricted shares vesting on 1st December 2006, of which 178,411 are contingent on the achievement of certain company performance criteria. No stock options were granted in 2004. In addition, directors were granted 20,000 deferred stock units and 65,667 restricted shares in 2004.

For the 2003 stock compensation grants, vesting of all of the stock options and one-third of the restricted shares is contingent on the achievement by CP Ships of certain company and market-related performance criteria. The assumptions used in assessing the fair value of stock options issued in 2003, using the Black-Scholes model, were a dividend yield of 1.4%, volatility of 30%, risk-free interest rate of 4.5% and an expected option life of five years.

During 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004. These stock options were then exercised and a further 166,000 stock options and 36,889 restricted shares were canceled. In addition it was determined that CP Ships would not achieve the performance necessary for 866,322 stock options to vest in December 2006, and as a result $2 million previously included as stock based compensation expense in the 2004 consolidated statement of income and in the adjustment to opening retained earnings at 1st January 2004 (note 2) was written back to the consolidated statement of income.

Total stock-based compensation expense of $7 million (2003: $6 million) was recognized for the year ended 31st December 2004.

Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.

Details of the stock options and restricted shares activity for 2004 and 2003 are as follows:

                                                         Stock Options            Restricted Shares
                                                 ----------------------------     -----------------

                                                                      Weighted
                                                                       Average
                                                  Number of      Exercise Price
                                                   Options        ($ per share)    Number of Shares
                                                 --------------------------------------------------
Balance as at 31st December 2002                   1,530,977            7.11             704,666
Granted:
 ESOP                                              1,589,333           12.64
 DSOP                                                 24,000           13.76
 Other                                                                                 1,059,579
Exercised                                           (127,790)           6.17
Forfeited                                           (140,287)           8.92             (90,006)
Expired                                               (1,204)           4.63
                                                 --------------------------------------------------
Balance as at 31st December 2003                   2,875,029           10.36           1,674,239
                                                 --------------------------------------------------
Exercised                                           (182,159)           7.34
Granted                                                                                  282,078
Forfeited                                            (56,853)          11.88             (41,334)
Canceled                                            (166,000)          12.57             (36,889)
Expired                                                 (525)           3.71
Vested                                                                                  (200,158)
                                                 --------------------------------------------------
Balance at 31st December 2004                      2,469,492           10.41           1,677,936
                                                 --------------------------------------------------

Notes to the Consolidated Financial Statements

Details of the stock options outstanding as at 31st December 2004 are as follows:

                                          Weighted Average
                                             Remaining        Weighted Average                       Weighted Average
 Range of Exercise         Options        Contractual Life    Exercise Price         Options         Exercise Price
Prices ($ per share)     Outstanding          (years)          ($ per share)       Exercisable        ($ per share)
                        -------------------------------------------------------------------------------------------
     4.19-4.23              14,127               0.45                4.20            14,127                 4.20
     5.31-5.52             108,298               4.58                5.41           108,298                 5.41
     5.90-6.81              51,053               2.45                6.32            51,053                 6.32
     7.16-7.84             858,014               6.79                7.84           457,687                 7.84
     9.66-10.39             75,667               7.48                9.89            62,334                 9.94
    12.57-17.58          1,362,333               8.19               12.67            24,000                13.76
                        -------------------------------------------------------------------------------------------
                         2,469,492               7.36               10.41           717,499                 7.67
                        -------------------------------------------------------------------------------------------

The weighted average exercise price of the 303,707 options exercisable at 31st December 2003 was $6.61.

------------------------------------------------------------------------------

Details of the restricted shares outstanding as at 31st December 2004 by year of vesting are as follows:

                                                       Number of
Year of Vesting                                    Restricted Shares
                                                   -----------------
2005                                                     1,400,525
2006                                                       277,411
                                                   -----------------
                                                         1,677,936


Of the total restricted shares outstanding at 31st December 2004, it is estimated that 1,347,684 will vest based on their vesting criteria where applicable. Of the restricted shares expected to vest, 239,411 have performance criteria based on company and market performance. The related compensation expense recognized in 2004 for the restricted shares granted during the year was $2 million (2003: $2 million) and contributed surplus was increased accordingly. The weighted average grant date fair value per share of the restricted stock issued during 2004 was $16.66.

In the event of a change in control of CP Ships, all outstanding options and unvested restricted shares under all plans become immediately exercisable.

(B) Change in accounting policy (note 2) - As a result of the changes made to CICA 3870, "Stock-based Compensation and Other Stock-based Payments," CP Ships has adopted the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation. However, the following table illustrates the effect on net income and the related per share amount had the fair value based method been applied to reported periods prior to 1st January 2004.



(US$ millions except per share amounts)                2004       2003
                                                   ------------------------
Net income available to
    common shareholders
As reported                                             $ 69       $ 53
Add:          Stock-based compensation from stock
              options determined under methods
              other than fair value method
              included in reported net income              -          6
Subtract:     Stock-based compensation from stock
              options determined under the fair
              value based method not included in
              reported net income                          -         (7)
                                                   ------------------------
Pro forma                                               $ 69       $ 52
                                                   ------------------------
Earnings per common share - basic
  As reported                                         $ 0.77     $ 0.59
  Pro forma                                           $ 0.77     $ 0.58
Earnings per common share - diluted
  As reported                                         $ 0.75     $ 0.57
  Pro forma                                           $ 0.75     $ 0.56

Notes to the Consolidated Financial Statements

17. SUPPLEMENTAL CASH FLOW INFORMATION

(A) Changes in non-cash working capital


                                                       2004       2003
                                                   ------------------------
(Increase)/Decrease
in Current Assets
Accounts receivable                                      (10)        63
Prepaid expenses                                         (10)         2
Inventory                                                 (2)        (3)
                                                   ------------------------
                                                         (22) 62

Increase/(Decrease)
in Current Liabilities
Accounts payable and
   accrued liabilities                                    62       (101)


Increase in non-cash working capital
   from acquisition of businesses
   (note 6)                                               (8)         -

Accrued liability for property, plant
   and equipment                                          (8)         -
Other changes in non-cash working
   capital                                                 3          2
                                                   ------------------------
                                                        $ 27      $ (37)
                                                   ------------------------

(B) Non-cash transactions excluded from the consolidated statements of cash flow


                                                       2004       2003
                                                   ------------------------
Capital lease obligations included in
   long-term debt                                         22        122
Deferred gain on hedged financial
   instruments                                             9         11
                                                   ------------------------

18. EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflects the potential dilution that could occur if dilutive stock options and nonvested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the "if converted method." A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:


(millions of shares)                                   2004       2003
                                                   ------------------------


Weighted average number of common
   shares outstanding for basic
   earnings per share                                     90.0       89.8
Effect of dilutive securities
   - stock options                                         0.8        1.1
   - unvested restricted shares                            1.7        1.7
   - convertible debt                                      -          -
                                                   ------------------------
Weighted average number of common
   shares outstanding for diluted
   earnings per share                                     92.5       92.6
                                                   ------------------------

The convertible notes, which are convertible into 7.9 million common shares under certain conditions, were not included in the computation of earnings per common share because the contingent conversion conditions have not been met during the periods.

19. CONTINGENT LIABILITIES

At 31st December 2004, there were bank and other guarantees, certain of which are collateralized by cash of $5 million, given in the normal course of business with normal terms of $16 million. The guarantees include $11 million given by financial institutions on behalf of CP Ships to guarantee the payment to third parties for certain operational charges. The guarantees in general support local government bonding requirements, which include both duty deferment and port exposures. The guarantees are payable on demand. No individual item exceeds $3 million.

During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. As of 23rd March 2005, six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. However, five of the six US lawsuits were recently transferred to a single jurisdiction, the Federal District Court for the Middle District of Florida, for coordinated or consolidated pretrial proceedings. The company expects that any other shareholder class actions involving these matters that are filed in the US will also be transferred to the Middle District of Florida for consolidation or coordination. In the three Canadian proceedings, statements of claim have been filed but no further steps toward certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. Counsel has been retained and the company is in the process of defending

Notes to the Consolidated Financial Statements


these claims. The outcome and amount of these claims are not yet determinable, and accordingly, no provision has been made in these financial statements with respect to these matters. The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $93 million) against it and its subsidiary relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

 20. COMMITMENTS

(A) Capital expenditures - Capital commitments at 31st December 2004 amounted to $23 million (2003: $2 million).

(B) Operating leases - The group utilizes ships, containers and other equipment and occupies premises under non-cancelable operating leases.

Rent expense under operating leases:


                                                       2004       2003
                                                   ------------------------
Ships                                                    225        177
Containers                                               155        153
Other                                                     32         32
                                                   ------------------------
                                                       $ 412      $ 362
                                                   ------------------------

There are commitments under operating leases, including obligations under time charters that include certain ship operating expenses. The commitments in each of the next five years and thereafter are:


                                          Current
                                          Operating   Future
                                            Leases  Commitments   Total
                                        -----------------------------------
2005                                          323        17         340
2006                                          209        35         244
2007                                          168        53         221
2008                                           80        59         139
2009                                           56        59         115
2010 and thereafter                            97       395         492
                                        -----------------------------------
Total payments                              $ 933     $ 618     $ 1,551
                                        -----------------------------------

Future commitments comprise operating leases and associated management services agreements with a term of up to ten years for nine new 4250 teu ships which are expected to be delivered between late 2005 and early 2007. The lease terms allow for termination at the group's option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2004 would be $249 million.

Also included in future commitments at 31st December 2004 are agreements entered into to charter other vessels for periods of between 14 and 39 months. Minimum future lease payments under these contracts at 31st December would be $126 million.

21. PENSIONS

The group operates a number of defined contribution and defined benefit pension plans throughout the world, of which the major plans are the defined benefit plans located in the UK, Canada, Mexico and Germany ("the major plans").

The Canadian defined benefit plan was the Canadian Pacific Express Transport Pension Plan ("CPET plan"), which is a registered pension plan with defined benefit and defined contribution components. Prior to 1st October 2001, the group participated in the CPET Plan, but intends to withdraw from participation in this plan and establish its own registered pension plan effective 1st October 2001. At 31st December 2004, the basis upon which the transfer of assets to the new CP Ships plan will be determined had not been finalized nor had regulatory approval been provided. The return on the CPET assets is therefore based on expected returns as no valuation was performed during 2004. The group has the responsibility for ensuring that the liabilities of the new Canadian pension plan are adequately funded over time.

Pension benefits payable under defined benefit plans are based principally on years of service and compensation levels near retirement. Where required, annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities. There is no requirement for contribution to unfunded plans. Pension benefits are expected to increase annually by between 3% and 5% based on the most recent actuarial valuations, except benefits under the CPET plan which remain fixed based on a final earnings formula and under the German TPF&C plan which are payable in a lump sum. The increases are based around the scheme and statutory rules that allow up to a 5% increase per year due to inflation.

The total cash amount paid or payable in the period to 31st December 2004 in respect to all pension plans was $8 million (2003: $9 million).

Notes to the Consolidated Financial Statements

(A) Defined benefit plans - Elements of the defined benefit plan pension cost recognized in the year are as follows:



                                                       2004       2003
                                                   ------------------------
Current service cost - net of employee
   contributions                                          1          1
Actual return on plan assets                             (3)        (3)
Interest cost                                             3          2
Actuarial loss                                            7          4
                                                   ------------------------
Elements of employee future benefits
   cost before adjustments to
   recognize the long-term nature of
   employee future benefit costs                        $ 8        $ 4
Adjustments to recognize the long-term
   nature of employee future benefit
   costs:
Change in amount not recognized due to
   limitation                                             -         (4)
Difference between expected return and
   actual return on plan assets for
   the year                                               1          1
Difference between actuarial
   (gain)/loss recognized for year and
   actuarial (gain)/loss on accrued
   benefit obligation for year                           (6)        (3)
                                                   ------------------------
Defined benefit costs recognized                        $ 3       $ (2)
                                                   ------------------------

Information about changes in the defined benefit plans is as follows:


                                                       2004       2003
                                                   ------------------------
Change in benefit obligation
Benefit obligation at beginning of
   year                                                  42         35
Service cost                                              1          1
Interest cost                                             3          2
Actuarial loss                                            7          4
Curtailment gain                                          -         (2)
Benefits paid                                            (1)        (3)
Exchange rate fluctuation                                 3          5
                                                   ------------------------
Benefit obligation at end of year                      $ 55       $ 42
                                                   ------------------------

The accrued benefits are classified within trade debtors and prepayments on the balance sheet. Accrued obligations are classified as trade creditors, including $5 million in respect to unfunded plans.


                                                       2004       2003
                                                   ------------------------
Change in Plan Assets
Fair value of assets at beginning of
   year                                                  29         23
Actual return on plan assets                              3          3
Employer contributions                                    1          2
Benefits paid                                            (1)        (3)
Exchange rate fluctuation                                 3          4
                                                   ------------------------
Fair value of plan assets at end of year               $ 35       $ 29
                                                   ------------------------


Notes to the Consolidated Financial Statements



                                                         2004       2003
                                                           %          %
                                                   ------------------------
% of the fair value of total plan assets held
Equity Securities                                          75         72
Bonds                                                      18         17
Mutual funds                                                7         11


None of the total fair value of the plan assets held relate to holdings in CP Ships and its subsidiaries (2003: nil). All investment of the Canadian plan is in the CPET plan until the demerger is completed. These holdings are not included in the analysis of the fair value of plan assets held. The German plans are unfunded.

The fair value of the plan assets for the UK and Mexican plans has been determined with regard to actuarial valuations performed at 1st February 2002 and 31st December 2004 respectively. A subsequent valuation will be performed as at 1st February 2005 for the UK plan and at 31st December 2005 for the Mexican plan. The most recent valuation of the German plans were on 27th October 2004 and 31st December 2004 with subsequent valuations due 12 months later. The most recent valuation of the CPET plan was performed at 30th June 2000. Subsequent valuations will be performed at 1st October 2001 and 31st December 2003 once agreement has been reached between the parties to the plan concerning the demerger of the assets of the plan as at 30th September 2001. The outcome of the subsequent valuation of the CPET plan could materially differ from the expected result due to the time elapsed since the most recent valuation.

The weighted-average assumptions are:



                                                            2004       2003
                                                   ------------------------
Weighted average assumptions used to
   determine benefit obligations as of
   31st December
Discount rate                                               5.7%       6.0%
Rate of compensation increase                               3.5%       4.4%

                                                            2004       2003
                                                   ------------------------
Weighted average assumptions used to determine net periodic benefit costs for years ended 31st December
Discount rate                                               5.9%       6.1%
Expected return on plan assets                              6.8%       7.0%
Rate of compensation increase                               3.5%       4.2%



Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:


                                                         2004       2003
                                                   ------------------------
Funded status                                             (20)       (13)
Unrecognized net actuarial loss                            18         16
                                                   ------------------------
Accrued benefit (liability)/asset                        $ (2)        $3
                                                   ------------------------

(B) Defined contribution plans - There are also a number of defined contribution plans. The net expense in 2004 for such plans was $7 million (2003: $7 million)

22. SEGMENT INFORMATION

The group provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

It manages its business by aggregating container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, there are five reportable segments.

Revenue and operating expenses are either directly related to the activity in a segment or are centrally managed and, together with general and administrative costs, are allocated across the segments.

Assets are not managed or analyzed by segment and consequently no such segmented analysis is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. The group does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of revenue.


Notes to the Consolidated Financial Statements




                                                         2004       2003
                                                   ------------------------
Revenue
TransAtlantic                                           1,754      1,573
Australasia                                               580        515
Latin America                                             387        297
Asia                                                      813        635
Other                                                     137        110
                                                   ------------------------
                                                      $ 3,671    $ 3,130
                                                   ------------------------
Expenses
TransAtlantic                                           1,729      1,508
Australasia                                               548        491
Latin America                                             364        286
Asia                                                      790        647
Other                                                     116         96
                                                   ------------------------
                                                      $ 3,547    $ 3,028
                                                   ------------------------
Operating income/(loss) before
   exceptional items
TransAtlantic                                              25         65
Australasia                                                32         24
Latin America                                              23         11
Asia                                                       23        (12)
Other                                                      21         14
                                                   ------------------------
                                                        $ 124      $ 102
                                                   ------------------------

Depreciation and amortization included in expenses:

                                                         2004       2003
                                                   ------------------------
TransAtlantic                                              72         69
Australasia                                                14         16
Latin America                                              12         11
Asia                                                       18         17
Other                                                       8          6
                                                   ------------------------
                                                        $ 124      $ 119
                                                   ------------------------


Geographical analysis of property, plant and equipment, goodwill and other intangible assets:

                                                         2004       2003
                                                   ------------------------
Canada                                                     38         39
United States                                              89         92
Other countries                                            33         44
Ships(1)                                                  937        987
Containers(1)                                              84         73
Goodwill(1)                                               608        598
Intangible assets(1)                                       10          9
                                                   ------------------------
                                                      $ 1,799    $ 1,842
                                                   ------------------------


(1) No ships, containers or goodwill and other intangible assets are located in a particular country.

23. SUBSEQUENT EVENTS

The US Department of Transportation has granted Lykes Lines Limited LLC, a subsidiary of CP Ships, the right to operate five US-flag containerships in its new Maritime Security Program (MSP) for ten years beginning 1st October 2005. The ships will receive government subsidy to offset the cost of operating under US flag. Over the ten-year contract term, the subsidy is expected to total $145 million.

The new contract represents an increase in Lykes Lines' participation in MSP as only three of the five US-flag ships currently operated on the TransAtlantic are MSP ships and receive subsidy under the existing contract which expires on 30th September 2005.

On 18th March 2005, Liberty Global Logistics LLC filed a complaint in the US District Court for the Eastern District of New York against the Maritime Administration and the United States of America challenging the MSP awards made to Lykes Lines and other awardees. There are several defenses to this complaint and it is presently anticipated that it will have no effect on the award of MSP to Lykes Lines.

24. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND UNITED STATES

Summary of differences - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences impacting CP Ships and its subsidiaries are described below along with their effect on the Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission.

(A) Derivative financial instruments - FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138, is applied for the purpose of presenting US GAAP financial information.

FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Canadian GAAP does not require derivatives that qualify for hedge accounting to be reflected at fair value on the balance sheet.

Notes to the Consolidated Financial Statements

Embedded derivatives - Certain customers are offered the option to pay invoices in either US$ or the local currency of the customer using exchange rates fixed at the date of invoicing. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair value and recording a liability with the offset to net income. There is no such requirement under Canadian GAAP.

Interest rate swaps - Interest rate swap agreements are used to manage interest rate risk. These swaps are accounted for as hedges under Canadian GAAP. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding interest rate swap agreements have been marked-to-market through earnings.

Foreign currency contracts - Derivatives, which may qualify as cash flow hedges for Canadian GAAP (Accounting Guideline 13), are used to hedge certain anticipated foreign currency expenditures. Under Canadian GAAP, gains and losses on foreign exchange contracts that qualify for hedge accounting are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. Except for cross-currency swaps relating to the Canmar Venture and Spirit lease obligations (note 14), not all of the criteria for hedge accounting under US GAAP are met and therefore outstanding hedges have been marked-to-market through earnings.

Bunker fuel price contracts - Bunker fuel price contracts are used to hedge fuel prices. Under Canadian GAAP, payments or receipts on bunker fuel price hedge contracts are recognized in the income statement concurrently with the hedged transaction and netted against the hedged item. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding contracts are marked-to-market through earnings.

(B) Acquisition-related costs - Prior to 1st January 2001, there were differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, in the past under US GAAP certain of these costs were charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge. Differences in the balance of goodwill will remain until the business unit is sold or impairment is recognized because from 1st January 2002 goodwill has not been amortized under either Canadian or US GAAP - CICA 3062 and FAS 142 respectively.

(C) Pension costs - The treatment of pension costs is similar under both Canadian and US GAAP, except that under US GAAP an additional minimum liability is required, which is not required under

Canadian GAAP. Prior to 2003, a recoverable surplus limitation was required under Canadian GAAP, while US GAAP did not permit recording a valuation allowance. During 2003 this limitation was no longer required, and the accrued benefit under US GAAP was reversed to income under Canadian GAAP.

(D) Stock-based compensation - For US GAAP the group recognizes stock based compensation using APB Opinion No. ("APB") 25, the intrinsic value (the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees) would be recognized as compensation cost. Where the award specifies that performance criteria must be satisfied prior to the award vesting, the award is deemed to be a variable award under APB 25. The intrinsic value of variable awards is recalculated at the end of each period, and the accumulated expense is adjusted accordingly.

Effective 1st January 2004, under Canadian GAAP, the stock based compensation is measured using the fair value method. Both Canadian and US GAAP require the expense to be amortized over the vesting period. Prior to 1st January 2004 the issuing of shares to employees was not recognized as compensation expense under Canadian GAAP.

(E) Ships - During August 2002, four ships were purchased that were previously bareboat chartered. Under Canadian GAAP, these charters were accounted for as operating leases. However, the ships were owned by special purpose entities that were consolidated under US GAAP. Consequently, for US GAAP a loss on extinguishment of debt was recorded at purchase while this amount was capitalized as part of the cost of the ships for Canadian GAAP. At 31st December 2004, the difference in equity of $21 million (2003: $22 million) represents the difference in capitalized ship costs between US and Canadian GAAP and will be reduced as the assets are depreciated.

(F) Capitalized interest - Under Canadian GAAP, the group does not capitalize interest on construction of assets. Under FAS No. 34 Capitalization of interest cost, US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized and amortized over the estimated useful life of the asset.

(G) Restructuring costs - Prior to March 2003, there were differences between Canadian GAAP and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognized when liabilities are actually incurred, whereas prior to 31st March 2003 under Canadian GAAP, certain costs could be recognized when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit.

Notes to the Consolidated Financial Statements

(H) Contingently convertible debt - In September 2004 the FASB Emerging Issues Task Force finalized EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." Under previous interpretations of FAS 128, "Earnings per Share," issuers of contingently convertible debt exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF Issue No. 04-08 now requires the dilutive effect of shares from contingently convertible debt to be included in the diluted earnings per share calculation regardless of whether the contingency has been met. Under Canadian GAAP (CICA 3500) the dilutive impact of the contingently convertible notes is not included in the computation of diluted earnings per share because the contingent conversion conditions have not been met during the periods (note 18).

(I) Compensation expense & treasury stock - Rabbi Trust - The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP. However, in accordance with FIN 46R under US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. CP Ships stock held by the Rabbi Trust is classified as treasury stock and is excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees. The impact of FIN 46R has resulted in a charge of $2 million (2003: $1 million) to retained earnings under US GAAP.

(J) Interest expense and other equity - convertible notes - Under Canadian GAAP, the contractual obligation to pay principal and interest under the convertible notes is discounted at the estimated market rate of interest for a non-convertible obligation having comparable terms over a five year period and the resulting present value is classified as long-term debt (note 12) with the difference between the principal amount of the obligation and the amount classified as long-term debt being recorded as shareholders' equity. The principal amount of the convertible notes will accrete to the face value over five years. Interest expense is then computed using the market rate of interest for a non-convertible obligation having comparable terms. Under US GAAP the principal value of the convertible notes is recorded as a liability at the date of issue.

(K) Other comprehensive income - US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Disclosure under Canadian GAAP is not applicable until the new financial instrument standards are adopted which is anticipated to be 2006.

Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments and additional minimum pension liability.

(L) Recent US GAAP pronouncements - FAS 123R, "Share-Based Payment," was issued on 16th December 2004. FAS123R addresses accounting for share-based payment transactions where an enterprise receives employee services in exchange for either equity instruments of the enterprise, or liabilities that are based on the fair value of the enterprise's equity instruments, or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the option of accounting for share-based compensation transactions using the intrinsic value as prescribed by APB 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Currently CP Ships has elected to use APB 25 for determining Stock Based Compensation. FAS 123R will become effective from the third quarter ending 30th September 2005. If the standard had been effective at 31st December 2004 it would have resulted in a $2 million decrease in US GAAP net income.

In December 2004, the FASB issued FAS 153 "Exchanges of Non- Monetary Assets - An Amendment to APB 29" ("FAS153"). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after 15th June 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In October 2004 the Task Force issued EITF Issue No. 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination" ("EITF 04-1"), which states that a business combination between two parties that have a pre-existing relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the pre-existing relationship and that the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer's recognized or unrecognized intangible should be included as part of the business combination. This standard will be implemented for all business combinations consummated after 13th October 2004.

(M) Statements of consolidated income & shareholders' equity

Reconciliation of net income under Canadian GAAP to net income under US GAAP:


                                                           Year Ended
                                                          31st December
                                                         2004       2003
                                                     -------------------------
(US$ millions except per share amounts)

Net Income - Canadian GAAP                                 69         53
US GAAP adjustments:
  Embedded derivatives                                      5         (7)
  Interest rate swaps                                      (2)        (1)
  Foreign currency contracts                                -          1
  Bunker fuel price contracts                              (2)         1
  Pension costs                                             -         (4)
  Stock-based compensation                                  2         (3)
  Ships                                                     1          1
  Capitalized interest                                      -         (1)
  Restructuring costs                                      (1)         3
  Compensation expense - Rabbi Trust                        1         (1)
  Interest expense - convertible notes                      4          -
  Tax effect of US GAAP adjustments                         -          -
                                                     -------------------------
Total US GAAP adjustments                                   8        (11)
                                                     -------------------------
Net income - US GAAP                                       77         42
                                                     -------------------------

Other comprehensive income
  Foreign currency translation adjustments                  1         14
  Additional minimum pension liability                      4         (7)
                                                     -------------------------
Comprehensive Income - US GAAP                         $   82     $   49
                                                     -------------------------

Earnings per common share basic
  Canadian GAAP                                        $ 0.77     $ 0.59
  US GAAP                                              $ 0.86     $ 0.47

Earnings per common share diluted
  Canadian GAAP                                        $ 0.75     $ 0.57
  US GAAP                                              $ 0.77     $ 0.45

Average number of common shares
  outstanding basic (millions)
  Canadian GAAP                                          90.0       89.8
  US GAAP                                                89.8       89.6

Average number of common shares
  outstanding diluted (millions)
  Canadian GAAP                                          92.5       92.6
  US GAAP                                               100.5       92.6


Notes to the Consolidated Financial Statements


Reconciliation of net income under Canadian GAAP to net income under US GAAP:


                                                         As of 31st December
                                                         2004       2003
                                                     -------------------------
Equity - Canadian GAAP                                  1,372      1,278
US GAAP adjustments:
  Embedded derivatives                                     (4)        (9)
  Interest rate swaps                                       1          3
  Foreign currency contracts                                1          1
  Bunker fuel price contracts                              (1)         1
  Acquisition-related costs                               (44)       (44)
  Pension costs                                            (8)       (12)
  Stock-based compensation                                 (1)        (3)
  Ships                                                   (21)       (22)
  Capitalized interest                                      4          4
  Restructuring costs                                       2          3
  Compensation expense - Rabbi Trust                        -         (1)
  Treasury stock - Rabbi Trust                             (2)        (2)
  Interest expense - convertible notes                      4          -
  Other equity - convertible notes                        (29)         -
  Tax effect of US GAAP adjustments                         -          -
                                                     -------------------------
Total US GAAP adjustments                                 (98)       (81)
                                                     -------------------------
Equity - US GAAP                                       $1,274     $1,197
                                                     -------------------------

Shareholder Information

TRADING SYMBOL

CP Ships' stock trades under the symbol TEU on the Toronto and New York stock exchanges.

SHAREHOLDER SERVICES

CP Ships' transfer agent in Canada is Computershare Trust Company of Canada with transfer facilities in Montreal, Toronto, Calgary and Vancouver. Computershare Trust Company of New York serves as transfer agent and registrar for common shares in New York. The handling of all inquiries is centralized in Toronto. For information or copies of the Annual Report please contact:

By Telephone Toll Free in Canada and the US:
1 (877) CPSHIPS -- 1 (877) 277-4477

By Fax Toll Free in Canada and the US:
1 (888) 453-0330

By e-Mail:
service@computershare.com

By Mail and in Person:
Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1, Canada

INVESTOR RELATIONS

Institutional investors, brokers, security analysts and others requiring information on financial and operating performance should contact:

Jeremy Lee
Vice President Investor Relations & Public Affairs investors@cpships.com

CORPORATE GOVERNANCE
Corporate governance guidelines, Code of Business Conduct and Terms of Reference of the Audit, Compensation and Corporate Governance Board committees are posted on the company website and are available in printed form to any shareholder by contacting the corporate secretary at info@cpships.com.

CP Ships Limited
2 City Place, Beehive Ring Road
Gatwick, West Sussex RH6 0PA
United Kingdom

                                             Design by Addison www.addison.com

[PHOTO OMITTED]
[Photograph of containership "Lykes Provider"]

The 4100 teu Lykes Provider is deployed in the Asia-Americas trade lane.

CP SHIPS LIMITED

2 City Place
Beehive Ring Road
Gatwick, West Sussex
RH6 0PA
United Kingdom
www.cpships.com





printed on recycled paper

[LOGO OMITTED]

                                                                  Exhibit 10.2





                               [CP SHIPS LOGO]




                               CP Ships Limited

                           NOTICE OF ANNUAL MEETING
                                OF SHAREHOLDERS
                         AND MANAGEMENT PROXY CIRCULAR



                                30th March 2005









                                                                       REVISED
                                                                       -------

Notice of Annual Meeting of Shareholders

                                   Date:   10th May 2005
                                   Time:   10:00 a.m. (Eastern Standard Time)
                                   Place:  The Fairmont Royal York
                                           Imperial Room
                                           100 Front Street West
                                           Toronto, Ontario
                                           Canada
Business of the meeting:

(1) Receipt of Consolidated Financial Statements for the year ended 31st December 2004 and Auditors' Report;

(2)  Appointment of Auditors;

(3)  Reconfirmation of the Amended and Restated Shareholder Rights Plan;

(4)  Election of Directors;

(5) Consideration of such other business as may properly come before the meeting.

By order of the Board of Directors

John M Baker
Senior Vice President, General Counsel and Secretary
Gatwick, England
30th March 2005

Note:

Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy is required to, (i) complete, date, sign and return the accompanying form of proxy in the envelope provided, or any other acceptable form of proxy, to CP Ships Limited's Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or (ii) submit a proxy by use of the telephone or use of the internet. Complete instructions on how to vote by telephone or over the internet are described in the accompanying Management Proxy Circular. To be effective, proxies to be used at the meeting must be received by the Transfer Agent not later than the close of business on the business day immediately preceding the day of the meeting or any adjournment thereof. Non-registered shareholders should refer to page 6 of the accompanying Management Proxy Circular for information on how to vote their shares.

Management Proxy Circular

As of 30th March 2005, except as otherwise provided.

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of CP Ships Limited ("CP Ships" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of CP Ships (the "Meeting") to be held at the time and place and for the purpose set forth in the foregoing notice of meeting (the "Notice"), or any adjournment thereof.

         Contents
                     Page
         Section 1:     4  Voting Information

         Section 2:     8  Business of the Meeting
                        8 Receipt of Consolidated Financial Statements for the year ended 31st December 2004 and Auditors' Report
                        8  Appointment of Auditors
                        8 Reconfirmation of the Amended and Restated Shareholder Rights Plan
                        9  Election of Directors

         Section 3:     9  Compensation and Other Information
                        9  Statement of Executive Compensation
                        9  Report on Executive Compensation
                        9  Corporate Governance
                        9  Additional Items
















Note:

If you have any questions about the information contained in this Circular or require assistance in completing the proxy form, please call (toll-free in Canada and the US) Georgeson Shareholder Communications Canada, Inc. the Corporation's proxy solicitation agent, at 1-866-800-7688.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

The management of the Corporation is soliciting your proxy for use at the Meeting. In connection with this solicitation, the management of the Corporation is providing you with this Circular.

How are proxies solicited?

The solicitation of proxies will be primarily by mail. However, certain employees of the Corporation may also solicit proxies by telephone or in person. The firm of Georgeson Shareholder Communications Canada, Inc. has been engaged to solicit proxies from shareholders by mail, by telephone or in person in Canada and the United States at an approximate cost of C$32,000, plus out-of-pocket expenses. The cost of solicitation will be borne by the Corporation.

What will I be voting on?

Shareholders will be voting on:

     o    Appointment of PricewaterhouseCoopers LLP as auditors

     o    Reconfirmation of the Amended and Restated Shareholder Rights Plan

     o    Election of Directors

How will these matters be decided at the Meeting?

A majority of the votes cast, by proxy and in person, will constitute approval of matters at the Meeting.

How many votes do I have?

You will have one vote for each Common Share you held at the close of business on 22nd March 2005, the record date for the Meeting. The list of shareholders entitled to vote will be available for inspection on and after 22nd March 2005, during usual business hours, at the offices of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, and at the Meeting.

To vote Common Shares you acquired after the record date, you must, not later than 10 days before the Meeting:

     o    request that your name be added to the voters' list; and

     o produce properly endorsed share certificates or otherwise establish that you own the Common Shares.

How many shares are entitled to vote?

On 22nd March 2005, 90,388,688 Common Shares of the Corporation were outstanding and are entitled to vote.

Are there any principal shareholders?

To the knowledge of the Directors and Officers, as of 22nd March, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Common Shares of the Corporation.

How do I vote?

If you are eligible to vote and your Common Shares are registered in your name, you may vote your Common Shares in person at the Meeting, or by proxy, as outlined below.

If your Common Shares are held in the name of a nominee, please read the instructions below under the heading "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the Meeting?"

How do I vote in advance by proxy?

Your vote is important. Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed form of proxy, or any other acceptable form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are Officers of the Corporation. However, you may choose another person to act on your behalf at the Meeting. The person of your choice need not be a shareholder. You may do so by inserting that person's name in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. To ensure being counted, the completed proxy forms must be deposited with Computershare Trust Company of Canada at the address indicated on the proxy form by 5:00 p.m. (Eastern Standard Time) on 9th May 2005.

How will my proxy be voted?

On your form of proxy, you may indicate how you wish your proxyholder to vote your Common Shares. Common Shares represented by properly executed forms of proxy in favour of the Corporation's Officers, named on the enclosed form of proxy, will be voted or withheld from voting on any ballot that may be called for and, where you have specified a choice with respect to any matter to be acted upon, your Common Shares will be voted in accordance with the choice you have made.

If you have not specified a choice, your Common Shares will be voted FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the reconfirmation of the Amended and Restated Shareholder Rights Plan and FOR the election of the proposed nominees as Directors.

Proxy voting options

Registered shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders must, (i) complete, date, sign and return by mail the accompanying form of proxy in the envelope enclosed, or any other acceptable form of proxy, to the Corporation's Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or (ii) rather than returning the form of proxy by mail, elect to submit a form of proxy by use of the telephone or the internet. Those registered holders of Common Shares electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders of Common Shares electing to vote via telephone or the internet must follow the instructions included in the form of proxy. Such votes must be received by the Corporation's Transfer Agent not later than the close of business on the business day immediately preceding the day of the meeting, or any adjournment thereof. Non-registered shareholders (e.g. those whose Common Shares are held through a "nominee", usually banks, trust companies, securities brokers or other financial institutions) will be provided with voting instructions by the nominee. Please see further instructions under the heading "How can a non- registered shareholder vote?"

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware of any other matter to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgement, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this signed written statement to the Corporation's Secretary at CP Ships Limited, 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom, not later than the close of business on the last business day before the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting on the day of the meeting, or any adjournment thereof. You may also revoke your proxy by delivering to the Corporation's Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, a properly executed proxy of later date or by submitting, at a later date, a form of proxy by use of the telephone or of the internet in the manner described under the heading "Proxy voting options", or in any other manner permitted by law.

Who counts the votes?

Proxies will be counted and tabulated by the Corporation's Transfer Agent, namely Computershare Trust Company of Canada.

Is my vote confidential?

The Corporation's Transfer Agent maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management, in the event of a proxy contest or to meet legal requirements.

How can a non-registered or beneficial shareholder vote?

If your common shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker or another financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of shareholder is called either a non-registered or a beneficial shareholder or owner.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Up until 1st September 2002, issuers had no knowledge of the identity of any of their beneficial owners, including NOBO's. Since 1st September 2002, however, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of Reporting Issuers" ("N1 54-101"). Prior to 1st September 2004, issuers could obtain this NOBO list and use it for specific purposes connected to the affairs of the company except for their distribution of proxy-related materials directly to NOBOs. Since 1st September 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

This year, the Corporation has decided to take advantage of those provisions of National Instrument 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Corporation has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you are an OBO and have not waived your right to receive the meeting materials, you will either:

1. receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of common shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or

2. more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications. ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the Meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have your shares voted.

How can a non-registered shareholder vote in person at the Meeting?

Since the Corporation's Transfer Agent does not have a record of the names of the Corporation's non-registered shareholders, it will have no knowledge of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the form of proxy or follow the corresponding directions on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is not necessary to otherwise complete the form of proxy on voting instruction as you will be voting at the Meeting. In either case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your shares are communicated to the appropriate person.

SECTION 2: BUSINESS OF THE MEETING

(1) RECEIPT OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31ST DECEMBER 2004 AND AUDITORS' REPORT

The Consolidated Financial Statements of CP Ships for the year ended 31st December 2004 and the Auditors' Report thereon will be submitted to shareholders at the Meeting.

(2) APPOINTMENT OF AUDITORS

There will be submitted to the Meeting a resolution appointing PricewaterhouseCoopers LLP as auditors of CP Ships for a term expiring at the close of the 2006 Annual Meeting of Shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have an opportunity to make a statement if they wish and to respond to appropriate questions. PricewaterhouseCoopers LLP has acted as the auditors of the Corporation and its predecessors for more than five years. In 2004 PricewaterhouseCoopers LLP received fees of US$5,602,633 for audit and related services and US$836,656 for non-audit services provided to the Corporation and its direct and indirect subsidiaries.

(3) RECONFIRMATION OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

On 30th July 2001, the Board of Directors approved a Shareholder Rights Plan (the "Rights Plan") as set out in a Shareholder Rights Plan Agreement dated 30th July 2001 between the Corporation and Computershare Trust Company of Canada as trustee ("Rights Agent"). On 27th February 2002, the Board of Directors approved certain amendments to the Rights Plan as set out in an Amended and Restated Shareholder Rights Plan Agreement (the "Plan Agreement"). In accordance with its terms, the Plan Agreement was confirmed by the shareholders at the Corporation's Annual and Special Meeting of Shareholders held on 17th April 2002. The Rights Plan will terminate in accordance with its terms at the end of the Meeting unless it is confirmed at the Meeting by the shareholders. The shareholders will be asked at the Meeting to adopt a resolution in the form set out in Appendix 1 hereto (the "Rights Plan Resolution") reconfirming the amended Rights Plan as set out in the Plan Agreement.

The purpose of the Rights Plan Resolution is to enable the Corporation to continue to have in place the protection afforded by the Rights Plan including provisions which would enable the Board, in the event of a take over bid, to obtain optimal shareholder value. The Rights Plan is in a form similar to that adopted by many public Canadian companies and details of which are set out below.

The Rights Plan does not in any way alter the financial condition of the Corporation or its current business plans.

Background

The primary objective of the Rights Plan is to provide the Board of Directors sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with concurrence of the Board of Directors.

In choosing to implement a Rights Plan, the Board of Directors considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(i) Time - Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(ii) Pressure to Tender - A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides the shareholder with a tender approval mechanism, which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(iii)Unequal Treatment: Full Value - While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Some of the Corporation's shares are currently held in the United States of America. The Rights Plan is intended to ensure equal treatment of shareholders and prevent an acquirer from exploiting differences in Canadian and United States securities laws in a way that could be detrimental to some shareholders.

While the Rights Plan is intended to regulate certain aspects of take-over bids for the Corporation, it is not intended to deter a bona fide attempt to acquire control of the Corporation if an offer is made fairly. The Rights Plan does not diminish or otherwise affect the duty of the Board of Directors to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interest of the Shareholders.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Plan Agreement. A shareholder or any other interested party may obtain one or more copies of the Plan Agreement by contacting the Corporation's Secretary at CP Ships, 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom.

Effective Date

The Rights Plan took effect on 1st October 2001 (the "Effective Date").

Term

The Rights Plan is in effect until the end of the Meeting unless the Rights Plan is reconfirmed at the Meeting by shareholders. If the Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third Annual General Meeting. If the Rights Plan is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, the Rights Plan expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each share outstanding.

Rights Exercise Privilege

The Rights will separate from the shares and will be exercisable 10 trading days after (the "Separation Time") a person has acquired, or commenced a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of shares at a 50% discount to their market price.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the shares and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)  the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all shareholders of the Corporation;

(iii)the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

(iv) if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of shares of the Corporation. Where the Board of the Directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board of Directors with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at CDN$0.000001 per share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders or Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The Board of Directors has determined that continuing to have the Rights Plan, as amended, is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution which requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Rights Plan will terminate.

Unless otherwise specified in the enclosed form of proxy that the shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the approval of the Rights Plan Resolution.

(4) ELECTION OF DIRECTORS

The persons nominated below are, in the opinion of the Board of Directors, well qualified to serve as Directors. Each of the nominees has established his eligibility and indicated his willingness to serve as a Director if elected.

If, for any reason prior to the Meeting, it is determined that any of the nominees for election will be unable to serve as a Director, the persons designated in the printed portion of the accompanying form of proxy intend to vote for such other properly qualified nominee as they, in their discretion, shall determine.

The nominees for election as Directors are currently Directors of the Corporation and have been since 1st October 2001.

Two Officers of CP Ships, Messrs. Miles and Webber, are members of the Board of Directors and neither is a member of the Audit, Corporate Governance or Compensation Committees which are each composed of non-executive Directors. The Board of Directors does not have an executive committee.

Under cumulative voting, applicable to the Corporation as provided in the Business Corporations Act (New Brunswick), each holder of Common Shares entitled to vote for the election of Directors may cast a number of votes equal to the number of votes attached to the Common Shares held by that shareholder multiplied by the number of Directors to be elected (up to eight), and the shareholder may cast all votes in favour of one candidate or distribute them among the candidates in any manner.

Where a shareholder has voted for more than one candidate without specifying the distribution of votes among candidates, the shareholder will be deemed to have divided the votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for the election of Directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth under "Nominees for Election as Directors" below, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder who has given the proxy has directed that the Common Shares be withheld from voting for some or all of the proposed nominees. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom the shareholder has directed persons in the enclosed form of proxy to vote, the shareholder must do so personally at the Meeting or by another acceptable form of proxy.

Management intends to request the shareholders to pass a resolution permitting all the nominees whose names are set forth in the table under "Nominees for Election of Directors" below to be elected by a single resolution. In such event, the persons named in the enclosed form of proxy intend to rely on the discretionary authority granted to vote for such a resolution.

Information regarding each person nominated for election as a Director at the Meeting, including his place of residence, present principal occupation or employment; his principal occupation or employment within at least the last five years; all major positions and offices held in the Corporation; and the number of Common Shares of CP Ships that he has advised CP Ships are beneficially owned, directly or indirectly, or over which control or direction is exercised by him as of 30th March 2005, is set out below.

NOMINEES FOR ELECTION AS DIRECTORS

Viscount Weir, Scotland, UK. Viscount Weir was appointed Lead Independent Director in May 2004 after serving as Chairman since 2001. He was Chairman of Balfour Beatty, one of the UK's largest construction companies until May 2003 and Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital. Formerly, he was a Director of the Bank of England, British Steel, Canadian Pacific Limited and Canadian Pacific Railway. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

Shareholding: 3,895 Common Shares

John Bowmer, California, U.S.A. John Bowmer was the Chairman of Adecco of Switzerland, the world's largest international staffing and recruitment company where he was Chief Executive Officer from 1996 to 2002 and Chief Executive Officer of its predecessor, Adia, since 1992. He served in a variety of executive positions at Adia in the UK, Asia, Australia and the US since 1987. Between 1987 and 1989, he was Chief Executive Officer of Jonathan Wren. He serves on the Global Advisory Board of the London Business School. He is a member of the Audit, Corporate Governance and Compensation Committees.

Shareholding: 9,476 Common Shares

Robert Clanin, Georgia, U.S.A. Robert Clanin was Chief Financial Officer of United Parcel Service, the US-based international parcel delivery and logistics company, from 1994 to 2001, having joined the company in 1971. He oversaw what was at the time the largest ever initial public offering of stock in the US. He is Chairman of Overseas Partners a Bermuda reinsurance company, a Director of Caraustar Industries which produces recycled packaging, of John H Harland a financial services company and of Serologicals a global provider of biological products. He is a member of the Audit, Corporate Governance and Compensation Committees.

Shareholding: 7,118 Common Shares

Peter Dey, Ontario, Canada. Peter Dey was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. He was Chairman of Morgan Stanley Canada from 1998 until 2001 and President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He is a Director of Camco and Workbrain Corporation and was a Director of Stelco and Atlas Cold Storage Income Trust. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compensation Committees.

Shareholding: 10,461 Common Shares

John McNeil, Ontario, Canada. John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until retirement in 1999. He was also Chairman of Fairmont Hotels and Resorts and a Director of Sunlife Financial and Canadian Pacific Ltd. He is a Director of DWL (USA) and MMW Financial. He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

Shareholding: 25,461 Common Shares

Ray Miles, England, UK. Ray Miles was appointed Chairman in May 2004. He joined CP Ships in 1988 as Chief Executive Officer having worked in the shipping industry since 1972. He is a non-executive Director of Provident Financial and was a Director of Stelmar Shipping until January 2005. He is Chairman of Box Club the container shipping industry's CEO forum, Chairman of World Shipping Council the industry's US representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

Shareholding: 180,556 Restricted Shares 73,778 of which will vest on 20th May 2005; 73,778 of which will vest on 2nd August 2006 subject to Corporation performance criteria and 33,000 of which will vest on 1st December 2006, all such dates subject to closed trading period restrictions, all under compensation plans.

Nigel Rich, England, UK. Nigel Rich is Chairman of Exel, the global logistics business. He is also Chairman of the Hamptons Group, a real estate services company, and a Director of Pacific Assets Trust. He spent 20 years with the Jardine Matheson group in Asia and was its Chief Executive from 1989 to 1994. He is a member of the Audit, Compensation and Corporate Governance Committees.

Shareholding: 4,420 Common Shares

Ian Webber, England, UK. Ian Webber, a Chartered Accountant, was appointed Chief Financial Officer in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

Shareholding: 157,388 Restricted Shares 33,556 of which will vest on 20th May 2005, 70,000 of which will vest on 1st December 2005 (36,444 of which are subject to Corporation performance criteria), 10,067 of which will vest on 1st December 2006, subject to Corporation performance criteria and 12,000 of which will vest on the third trading day after the issuance of the news release announcing the fourth quarter results for the three-month period ending 31st December 2007 (6,000 of which are subject to Corporation performance criteria), all such dates subject to closed trading period restrictions, all under compensation plans.

SECTION 3: COMPENSATION AND OTHER INFORMATION

STATEMENT OF EXECUTIVE COMPENSATION

The Compensation Committee

The Compensation Committee of the Board of Directors (the "Committee"), which comprises all the non-executive Directors of CP Ships, is responsible for recommending to the Board the compensation to be paid to the Chairman, the Chief Executive Officer, the Chief Financial Officer (the "Executive Directors") and other senior executives. The Committee reviews their compensation based on the attainment of objectives set by the Board that are consistent with the Corporation's strategic goals. The Board reviews the recommendations of the Committee and has final approval on compensation matters including major policy changes to overall compensation strategy.

The Executive Directors determine the compensation of the other executive Officers, consistent with policies approved by the Board.

REPORT ON EXECUTIVE COMPENSATION

The Corporation's executive compensation program is designed to relate pay to performance and to be competitive with leading transportation companies having similarly significant international operations. The program facilitates the retention and attraction of key executive Officers, critical for current and long-term success.

The evaluation of each executive Officer, the position held and remuneration is determined in line with remuneration policies of CP Ships, based on relative assessment and periodic advice from independent compensation consultants. For the Executive Directors, the market assessment has been based upon advice taken by the Committee from international compensation consultants and is based on data for transportation companies of a similar revenue size (US$2.9 billion - US$3.9 billion) with significant international content.

Compensation for executive Officers consists of a base salary, an annual bonus, long-term share-based incentives and other benefits such as pension and Corporation-provided automobile. The Chairman, in his capacity as acting CEO receives a base salary, an annual bonus and other benefits such as pension and Corporation-provided automobile. Increasing emphasis is placed on the variable component of the compensation program as the level of responsibility of the individual position increases, thereby linking the compensation of executive Officers more closely to the performance of CP Ships and hence the interests of all shareholders.

Base Salary

The base salaries of the executive Officers are normally reviewed annually and adjusted, as needed, based on individual performance, responsibility and market conditions, to ensure they reflect the contribution of each executive Officer. In establishing base salaries, a benchmark of average base salaries paid to the most equivalent senior executive Officers of a comparator group is used.

Annual Bonus

The Corporation's Short-Term Incentive Plan ("STIP") provides an opportunity for executive Officers and all other employees to earn an annual cash payment based on the achievement of financial targets with respect to Corporate performance, normally operating income, approved by the Committee at the beginning of the year.

Potential awards in 2004 were expressed as a percentage of base salary, depending on grade. For executive Officers, potential awards were between 22% and 40% of base salary when target financial and individual performance criteria were met. For other employees, the range was between 7.5% and 22%. If less than 70% of the financial target was achieved, no award is earned. A pro-rated amount is awarded if performance exceeded the threshold established by the Committee; up to a maximum of twice the target bonus percentage if more than 130% of the financial target is achieved.

The target awards for 2004 and 2005 as a percentage of annual base salary for the Chief Executive Officer (in which capacity both Messrs. Miles and Halliwell served at different times in 2004), the Chief Financial Officer and the three most highly compensated executive Officers (the "Named Executive Officers") in 2004 were as follows:

                               2004          2005
                               ----          ----

Mr. Miles            -          40%           50%
Mr. Halliwell        -          40%           -
Mr. Webber           -          30%           30%
Mr. Hards            -          22%           22%
Mr. Gonzalez         -          22%           22%
Mr. LaCasse          -          22%           22%


No annual bonus award was made in 2004.

Long-Term Incentives

1. Shareholder Value Bonus ("SVB")

Messrs. Miles, Halliwell and Webber received in 2001 bonus awards agreed by Canadian Pacific Limited ("CPL"), as a result of the Corporation's successful completion of the CPL de-merger transaction in October 2001 (the "Arrangement"). All three elected to receive the SVB in the form of Common Shares and the Corporation awarded additional matching Common Shares of equal value. As with the Common Shares described under Long-Term Incentive Plan following, these Common Shares were lodged in trust on behalf of the Executive Directors and were allocated to them, in accordance with the rules of the relevant plan, on 31st December 2002.

2. Long-Term Incentive Plan

Senior managers, including the Named Executive Officers, participated in cash-based long-term incentive plans for a number of years up to 2001, designed to motivate them to improve the total return to shareholders over the long term.

Prior to the Arrangement, the three-year Long-Term Incentive Plan then in effect ("2000-2002 LTIP"), provided for payment of cash bonuses shortly after 31st December 2002 based on the amount by which three-year average return on capital employed exceeded a threshold of 14%.

Following the Arrangement, the 2000-2002 LTIP was terminated and replaced by the Employee Stock Option Plan ("ESOP"). Cash awards were calculated pro rata on the forecast average return on capital employed for 2000 and 2001. In order to encourage participants to receive their award in Common Shares and thus to further align interests with the wider shareholder group, in 2001 the Corporation offered to match any investment of the award in Common Shares with an equal number of Common Shares, all to be lodged in trust, with entitlement to vest on 31st December 2002.

Prior to vesting, all participants, including the Named Executive Officers, voluntarily deferred vesting of a proportion of their Restricted Shares until 1st December 2003, which in total represented about 1% of the total Common Shares outstanding. The Named Executive Officers deferred vesting as follows:

Mr. Miles            -          162,671 of a total of 232,388 Common Shares
Mr. Halliwell        -          97,312 of a total of 145,244 Common Shares
Mr. Webber           -          31,634 of a total of 95,860 Common Shares
Mr. Hards            -          6,739 of a total of 33,696 Common Shares
Mr. Gonzalez         -          9,876 of a total of 39,506 Common Shares
Mr. LaCasse          -          25,679 of a total of 39,506 Common Shares

Prior to the new vesting date 1st December 2003, the majority of participants, including the Named Executive Officers, voluntarily further deferred the vesting until 1st December 2004, a proportion of their Restricted Shares in order to begin to meet the executive shareholding requirements requested by the Board of Directors set out herein. The Named Executive Officers further deferred vesting as follows:

Mr. Miles           -     91,671 Common Shares (Mr. Miles subsequently sold all
                          of his LTIP shares in May 2004 on assuming the role
                          of Chairman)
Mr. Halliwell       -     70,012 Common Shares
Mr. Webber          -     31,634 Common Shares
Mr. Hards           -     6,739 Common Shares
Mr. Gonzalez        -     6,176 Common Shares
Mr. LaCasse         -     10,000 Common Shares

Prior to the new vesting date of 1st December 2004, certain participants, including all the Named Executive Officers, whose Restricted Shares were due to vest, voluntarily further deferred the vesting until 15th February 2005 or until 1st December 2005.

The Named Executive Officers deferred vesting as follows:

Mr. Webber          -     31,634 Common Shares, deferred to 15th February 2005
Mr. Hards           -     6,739 Common Shares, deferred to 1st December 2005
Mr. Gonzalez        -     6 176 Common Shares deferred to 15th February 2005
Mr. LaCasse         -     10,000 Common Shares deferred to 15th February 2005

Prior to the new vesting date of 15th February 2005, certain participants, including all the Named Executive Officers whose Restricted Shares were due to vest on 15th February 2005, voluntarily further deferred the vesting until 20th May 2005.

In accordance with the terms of his separation agreement (see page 9), the LTIP Shares awarded to Mr. Halliwell will vest in accordance with the terms of the various plans notwithstanding his departure.

3. Stock Options and Restricted Shares

ESOP is designed primarily to give senior managers (about 100 individuals) a personal interest in maximizing shareholder value over the longer term and to deliver awards that are comparable to the 2000-2002 LTIP, which it replaced. Participants are granted a number of Restricted Shares and Stock Options, depending on their grade. The Stock Options are exercisable during the seven years from the date of vesting at the market price on the date of the grant. The first grant made under ESOP was for Stock Options only, and was effective 18th October 2001 and was due to vest on 18th October 2004, the third anniversary of the grant. On 25th October 2002, the Corporation, with shareholder approval and the consent of the option holders, replaced two-thirds of the Stock Options with Restricted Shares, on the basis of one Restricted Share for every three Stock Options, the entitlement to which was still due to vest on 18th October 2004. As the original 18th October 2004 vesting date for this award fell within a closed trading period, the Board of Directors resolved to defer vesting until the first day after the end of the closed period, which was 19th November 2004. In the light of an ongoing regulatory review of certain trading in the Corporation's shares, the Board agreed to further defer the vesting of Restricted Shares and Stock Options for certain participants, including the Named Executive Officers, until 20th May 2005. Restricted Shares and Stock Options vested on 19th November 2004 for participants for whom vesting was not deferred.

In 2003, the Corporation granted to participants in ESOP a total of 1,589,333 Stock Options and 1,059,579 Restricted Shares, of which 663,547 Restricted Shares will vest automatically on 1st December 2005, subject to closed trading period restrictions. The remaining Stock Options and Restricted Shares will vest on 1st December 2005, subject to closed trading period restrictions, and subject to Corporation performance vesting criteria established by the Compensation Committee in relation to total annual average return to shareholders (dividends plus share price appreciation) and average return on capital employed from 1st January 2003 to 1st December 2005.

For Messrs. Halliwell and Webber, an additional number of Restricted Shares and Stock Options were granted which will vest on 1st December 2005, subject to closed trading period restrictions, if the vesting criteria above are met and in addition average net income over the years 2003 to 2005 is 25% or more than the Company's average annual net income over the years 1999 to 2002. The additional grants were:

Mr. Halliwell       -      27,333 Restricted Shares and 41,000 Stock Options
Mr. Webber          -      19,666 Restricted Shares and 29,500 Stock Options

In 2004, the Corporation granted to participants in ESOP a total of 282,078 Restricted Shares which will vest on 1st December 2006, subject to closed trading period restrictions, 262,078 of which are also subject to Corporation performance vesting criteria established by the Compensation Committee in relation to total annual average return to shareholders (dividends plus share price appreciation) and average return on capital employed from 1st January 2004 to 1st December 2006.

As a consequence of Mr. Miles assuming the role of Chairman with effect from 4th May 2004, the Board approved the early vesting of 110,667 Stock Options which he exercised on a cashless basis, cancelled 166,000 Stock Options and 36,889 Restricted Shares and extended the vesting date of 73,778 Restricted Shares to 2nd August 2006, all with his consent. On 19th May 2004, Mr. Miles was granted a total of 33,000 Restricted Shares which vest on 1st December 2005, subject to closed trading period restrictions, should the performance criteria established by the Committee relative to Corporation performance be achieved.

On 10th February 2005, the Corporation granted to participants in ESOP a total of 206,678 Restricted Shares and 206,678 Stock Options. The Restricted Shares will vest on the third trading day after the issuance of the news release announcing the fourth quarter results for the three-month period ending 31st December 2007, subject to closed trading period restrictions. The vesting of 103,339 of the Restricted Shares and all of the Stock Options is also subject to Corporation performance vesting criteria established by the Compensation Committee in relation to total annual average return to shareholders (dividends plus share price appreciation) and average return on capital employed from 1st January 2005 to 31st December 2007.

As of 30th March 2005, the Named Executive Officers held the following under
ESOP:

                ------------------- -------------- --------------
                                     Restricted        Stock
                                         Shares       Options
                ------------------- -------------- --------------
                Mr. Miles               180,556              0
                ------------------- -------------- --------------
                Mr. Halliwell           153,778        197,667
                ------------------- -------------- --------------
                Mr. Webber              125,623        167,333
                ------------------- -------------- --------------
                Mr. Hards                48,889         53,333
                ------------------- -------------- --------------
                Mr. Gonzalez             53,333         60,000
                ------------------- -------------- --------------
                Mr. LaCasse              41,333         54,000
                ------------------- -------------- --------------

In accordance with the terms of his employment and subsequent separation agreements (see page 9), the Restricted Shares and Stock Options granted to Mr. Halliwell will vest in accordance with the terms of the various plans notwithstanding his departure.

Executive Shareholding Requirements

The Committee believes that executives should own and retain a significant number of Corporation shares or share equivalents (the Corporation considers three options equal to one share equivalent) to further align their interests with shareholders. To this end, in early 2004 the Committee established requirements, based on grade in the Corporation, for the number of shares or share equivalents executives were required to attain by the end of 2006 and retain while employed by the Corporation. These requirements applied to the top 100 executives and, with the exception of Officers who are also Directors, represented between 7,000 and 50,000 shares or share equivalents, depending on the executive's grade.

The number of shares or share equivalents to be attained by the current Named Executive Officers by the end of 2006 was as follows:

Mr. Miles(1)       -     100,000
Mr. Webber         -     100,000
Mr. Hards          -     50,000
Mr. Gonzalez       -     50,000
Mr. LaCasse        -     28,000

(1) As Chairman.

In late 2004, the Committee agreed to amend the requirements in the light of new advice on the taxation of ESOP awards in some countries, so that executives, other than Messrs. Miles and Webber, were expected only to retain a fixed percentage, after tax where appropriate, of shares or share equivalents from each vested award. Messrs. Miles and Webber are still expected to retain 100,000 shares or share equivalents each. The percentage of shares or share equivalents to be retained from each vested award by the other Named Executive Officers is 40%. For example, in the UK, the Named Executive Officers would be expected to retain 24% (40% of the after tax amount of 59%) of the total shares or share equivalents from each vested award.

Chief Executive Officer Compensation

The pay-for-performance philosophy of the Corporation's executive compensation program applies equally to the Chief Executive Officer. On an annual basis, the CEO's compensation is recommended by the Committee and approved by the Board after careful assessment of past and likely future contribution to the performance of the Corporation, based on both quantitative and qualitative factors, specifically corporate financial results, strategic planning and initiatives, personal leadership and total shareholder return.

On 4th May 2004, Mr. Halliwell was appointed Chief Executive Officer at an annual salary of $716,000 and a target annual bonus percentage of 40% of annual salary. Prior to his appointment, Mr. Halliwell was granted a total of 22,000 restricted shares on 4th February 2004, which vest on 1st December 2006, subject to closed trading period restrictions, should the performance criteria established by the Committee relative to Corporation performance be achieved.

Mr. Halliwell resigned on 1st December 2004 and Mr. Miles as Chairman assumed overall executive responsibilities as acting CEO, pending the appointment of a new CEO.

The salary for Mr. Miles, which was set in 2002 at GBP 400,000, was reduced to GBP 250,000 in May 2004 when he was appointed Chairman and increased on 1st December 2004 to GBP 500,000.

On 19th May 2004, Mr. Miles was granted a total of 33,000 restricted shares which vest on 1st December 2005, subject to closed trading period restrictions, should the performance criteria established by the Committee relative to Corporation performance be achieved.

The Committee has made the foregoing Report on Executive Compensation.

Viscount Weir (Chairman)
John Bowmer
Robert Clanin
Peter Dey
John McNeil
Nigel Rich

The following table shows, for the periods indicated, the compensation of the Named Executive Officers of CP Ships.

Summary Compensation Table(1)


                                        --------------------------------------------------------------
                                            Annual Compensation         Long-Term Compensation
            -----------------------------------------------------------------------------------------------------------
                  Name and                                           Securities Restricted
                                                                       Under
                                                                     Options &   Shares or
                                                       Other Annual   SARs     Restricted                  All Other
                                        Salary   Bonus Compensation  Granted   Share Units         LTIP   Compensation
             Principal Position   Year   ($)   ($) (4)     ($)       (#) (5)       ($)             ($)     ($) (11)
            -----------------------------------------------------------------------------------------------------------
            Ray Miles
            Chairman (2)          2004  619,032    --        --         10,000      519,090 (6)     --       102,264
                                  -------------------------------------------------------------------------------------
                                  2003  714,286 257,143      --        166,000    1,391,084 (9)     --       126,819
                                  -------------------------------------------------------------------------------------
                                  2002  635,840 244,163      --           --        916,333 (10)    --       112,954
            -----------------------------------------------------------------------------------------------------------
            Frank Halliwell
            Chief Executive
            Officer (3)           2004  657,224    --        --           --        388,740 (7)     --     2,271,821(12)
                                  -------------------------------------------------------------------------------------
                                  2003  530,000 143,100      --        135,000    1,131,300 (9)     --        95,400
                                  -------------------------------------------------------------------------------------
                                  2002  530,000 152,640      --           --        518,883 (10)    --        86,688
            -----------------------------------------------------------------------------------------------------------
            Ian Webber
            Chief Financial
            Officer               2004  462,240    --        --           --        177,884 (7)     --       58,799
                                  -------------------------------------------------------------------------------------
                                  2003  428,571 115,714      --        105,000      879,900 (9)     --       54,546
                                  -------------------------------------------------------------------------------------
                                  2002  381,504 109,873      --           --        416,766 (10)    --        48,597
            -----------------------------------------------------------------------------------------------------------
            Glenn Hards
            Executive
            Vice-President        2004  250,690    --        --           --         147,660 (8)    --        25,272
                                  -------------------------------------------------------------------------------------
                                  2003  183,000 52,338       --        30,000        251,400 (9)    --        18,804
                                  -------------------------------------------------------------------------------------
                                  2002  166,400 27,156       --           --          69,690 (10)   --         1,928
            -----------------------------------------------------------------------------------------------------------
            Juan Manuel Gonzalez
            Executive
            Vice-President        2004  258,606    --        --           --         147,660 (8)    --        22,258
                                  -------------------------------------------------------------------------------------
                                  2003  202,000 57,772       --        30,000        251,400 (9)    --        11,863
                                  -------------------------------------------------------------------------------------
                                  2002  183,645 38,786       --           --          165,596 (10)  --         9,952
            -----------------------------------------------------------------------------------------------------------
            James LaCasse
            Senior Vice-President 2004  210,080    --        --           --           70,680 (7)   --        12,482
                                  -------------------------------------------------------------------------------------
                                  2003  202,000 57,772       --        30,000         251,400 (9)  --         11,444
                                  -------------------------------------------------------------------------------------
                                  2002  190,103 40,149       --           --          165,596 (10) --          9,980
            -----------------------------------------------------------------------------------------------------------


(1) All figures in the above table are shown in US dollars and for Messrs. Miles and Webber have been converted from GB pounds based on the exchange rate in effect on 31st December in each year, which was 0.629 in 2002,
     0.56 in 2003 and 0.519 in 2004. The market value of Common Shares is also shown in US Dollars and is based upon the Toronto Stock Exchange Canadian dollar price converted to US dollars at the Bank of Canada published rate of exchange on 31st December in each year.


(2) Mr. Miles was Chief Executive Officer until 4th May 2004 at which time he was appointed Chairman. With effect from 1st December 2004, he resumed executive responsibility subsequent to the resignation of Mr. Halliwell. Effective with appointment as Chairman on 4th May 2004, the Committee cancelled 36,889 Restricted Shares and 166,000 Options previously granted to Mr. Miles under ESOP and granted 33,000 Restricted Shares to vest on 1st December 2005, subject to closed trading period restrictions, subject to Corporation financial performance. The market value of a Common Share on 4th May 2004 was $15.73.


(3)  Mr. Halliwell resigned from the Corporation on 1st December 2004.


(4) Bonuses paid under STIP. For Messrs. Miles, Halliwell and Webber, the bonus amounts for 2003 reflect the repayment of $114,286 (out of $371,429), $63,600 (out of $206,700) and $51,429 (out of $167,143),
     respectively, as a result of the restatement of financial statements.


(5) Represents for 2003 Stock Options granted under ESOP and for 2004 Deferred Share Units granted to Ray Miles.


(6) The value of Restricted Shares granted on 4th May 2004 to vest on 1st December 2005, subject to closed trading period restrictions and subject to company financial performance. The market value of a Common Share on 4th May 2004 was $15.73.


(7) The value of Restricted Shares granted on 4th February 2004 to vest on 1st December 2006, subject to closed trading period restrictions, some subject to company financial performance. The market value of a Common Share on 4th February 2004 was $17.67.


(8) The value of Restricted Shares granted on 4th February 2004 and 28th October 2004 to vest on 1st December 2006, subject to closed trading period restrictions, some subject to company financial performance. The market value of a Common Share on 4th February 2004 was $17.67 and the market value of a Common Share on 28th October 2004 was $12.83.


(9) The value of Restricted Shares granted on 6th March 2003 to vest on 1st December 2005, subject to closed trading period restrictions, some subject to Corporation financial performance. The market value of a Common Share on 6th March 2003 was $12.57.

(10) The value of Restricted Shares granted on 25th October 2002 to vest on 18th October 2004 replacing previously granted Stock Options. The market value of a Common Share on 25th October 2002 was $12.42.


(11) Defined contribution UK pension plan contributions for Messrs. Miles and Webber. Amounts for Messrs. Hards and LaCasse represent matching Corporation contributions to the US 401(k) plan maintained by the Corporation for all its US employees. For Mr. Gonzalez in 2002 and 2003, amounts representing matching Corporation contributions to the US 401(k) plan, and from 2004, contributions instead to a US deferred compensation plan, into which US senior management may elect to defer a portion of annual compensation.


(12) For Mr. Halliwell, $110,861 from 2002 contributions made instead to the US deferred compensation plan and $2,160,960 paid to him as a consequence of his departure pursuant to his separation agreement.


Long Term Incentive Plans -- Awards in 2004

                 ---------------------- ------------ ----------------------- -------------------------------
                                         Securities,     Performance
                                         Units or      or Other Period
                                          Other               Until          Estimated Future Payouts Under
                         Name            Rights (#)  Maturation or Payout(5)     Non-Securities Based Plans
                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                                                                             Threshold   Target    Maximum
                                                                             ($ or #)   ($ or #)   ($ or #)

                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                 Ray Miles              33,000 (2)     1st December 2006         --         --         --
                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                 Frank Halliwell (1)    22,000 (3)     1st December 2006         --         --         --
                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                 Ian Webber             10,067 (3)     1st December 2006         --         --         --
                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                 Glenn Hards             4,000 (3)     1st December 2006         --         --         --
                                         6,000 (4)                               --         --         --
                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                 Juan Manuel Gonzalez    4,000 (3)     1st December 2006         --         --         --
                                         6,000 (4)                               --         --         --
                 ---------------------- ------------ ----------------------  ---------- -------- -----------
                 James LaCasse           4,000 (3)     1st December 2006         --         --         --
                 ---------------------- ------------ ----------------------  ---------- -------- -----------


(1)  Mr. Halliwell resigned from the Corporation on 1st December 2004.


(2) Restricted Shares granted under ESOP on 4th May 2004, the values of which are described in note (6) under the Summary Compensation Table above which vest subject to Corporation financial performance.


(3) Restricted Shares granted under ESOP on 4th February 2004, the values of which are described in note (7) under the Summary Compensation Table above and some of which vest subject to Corporation financial performance.


(4) Restricted Shares granted under ESOP on 28th October 2004, the values of which are described in note (8) under the Summary Compensation Table above and some of which vest subject to Corporation financial performance.


(5)  All dates subject to closed trading period restrictions.


The table below sets forth information regarding grants of stock options and SARs to the Named Executive Officers during the financial year ended 31st December 2004. No options were granted by the Corporation in 2004.

Option/SAR Grants during 2004

--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
                                                                                           Market Value of
                                                                                         Securities Underlying
                         Securities, Under      Percent of Total       Exercise or           Options/SARs
         NEO           Options/SARs Granted   Granted to Employees      Base Price        on the Date of Grant     Expiration
         Name                 (#)              in Financial Year       ($/Security)          ($/Security)             Date(3)
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
Ray Miles                  10,000(1)                   45%                  -                   16.36
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
Frank Halliwell(2)             -                        -                   -                     -                      -
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
Ian Webber                     -                        -                   -                     -                      -
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
Glenn Hards                    -                        -                   -                     -                      -
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------

--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
                                                                                           Market Value of
                                                                                         Securities Underlying
                         Securities, Under      Percent of Total       Exercise or           Options/SARs
         NEO           Options/SARs Granted   Granted to Employees      Base Price        on the Date of Grant     Expiration
         Name                 (#)              in Financial Year       ($/Security)          ($/Security)             Date(3)
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
Juan Manuel Gonzalez           -                        -                   -                     -                      -
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------
James LaCasse                  -                        -                   -                     -                      -
--------------------- --------------------- ------------------------ ----------------- ------------------------- ------------------

(1) Deferred Share Units ("DSUs"). DSUs are "phantom shares" not involving the issuance of Common Shares and mirror, on a tax effective basis, the performance of the Corporation's Common Shares. At the 2004 Annual Meeting of Shareholders a grant of 2,000 DSUs was made to each non-executive Director and 10,000 DSUs to Ray Miles as Chairman. DSUs are payable quarterly. Accordingly, although Ray Miles was granted 10,000 DSUs at the 2004 Annual Meeting, he has only received 5,000 in 2004.


(2)  Mr. Halliwell resigned from the Corporation on 1st December 2004.


(3)  DSUs are only redeemable after ceasing to be a Director.


The following table shows for each of the Named Executive Officers, the aggregated Stock Options and SARs exercised during 2004 and the value of all outstanding Stock Options and SARs at 31st December 2004.

Aggregated Stock Options and SARs Exercised during 2004 and Year-End Stock Option Values

------------------------- ------------ ---------- --------------------------------- ------------------------------------
                           Securities   Aggregate Unexercised Stock Options & SARs   Value of Unexercised in-the-money
                           Acquired      Value         at Financial Year-End         Stock Options & SARs at Financial
                           on Exercise  Realized      Exercisable/Unexercisable     Year-End Exercisable/Unexercisable
         Name                 (#)         ($)                 (#) (2)                             ($) (3)
------------------------- ------------ ---------- --------------------------------- ------------------------------------
Ray Miles                   110,667    1,001,536               - /  5,000                         - /  71,750
Chairman
------------------------- ------------ ---------- --------------------------------- ------------------------------------
Frank Halliwell (1)            --           --                - / 197,667                         - / 648,262
Chief Executive Officer
------------------------- ------------ ---------- --------------------------------- ------------------------------------
Ian Webber                     --           --                - / 155,333                         - / 514,568
Chief Financial Officer
------------------------- ------------ ---------- --------------------------------- ------------------------------------
Glenn Hards                    --           --                 - / 43,333                         - / 140,198
Executive Vice-President
------------------------- ------------ ---------- --------------------------------- ------------------------------------
Juan Manuel Gonzalez           --           --                 - / 50,000                         - / 183,600
Executive Vice-President
------------------------- ------------ ---------- --------------------------------- ------------------------------------
James LaCasse                  --           --                 - / 50,000                         - / 183,600
Senior Vice-President
------------------------- ------------ ---------- --------------------------------- ------------------------------------


(1)  Mr. Halliwell resigned from the Corporation on 1st December 2004

(2) Represent DSUs for Ray Miles and Stock Options for the other Named Executive Officers.


(3) The value of unexercised in-the-money Stock Options at 31st December 2004 is the difference between their exercise price of $7.84, and $12.57 and the fair market value of the Common Shares on 31st December 2004, which was $14.35. Actual value, if any, on exercise will depend on the market value of the Common Shares on the date of exercise. The market value of Common Shares is also shown in US Dollars and is based upon the Toronto Stock Exchange Canadian dollar price converted to US dollars at the Bank of Canada published rate of exchange on 31st December in each year.

Pension Plan

Messrs. Miles, Webber and Hards participate in the CP Ships (UK) Pension Scheme, which is a defined contribution pension plan as follows:

             ----------------------------------------------- -------------------------------------------------------
                              Eligibility                    After three months of service
             ----------------------------------------------- -------------------------------------------------------
                         Normal Retirement Age               65 years
             ----------------------------------------------- -------------------------------------------------------
                            Early Retirement                 Any age after 50
             ----------------------------------------------- -------------------------------------------------------
                          Contribution Rates:
                                             Employee        3% of salary on first segment (1)
                                                             6% of salary on the remainder
                                             Employer        3% of salary on first segment (1)
                                                             18% of salary for Mr. Miles
                                                             13% of salary for Mr. Webber
                                                             13% of salary for Mr. Hards
             ----------------------------------------------- -------------------------------------------------------
                         Pension at Retirement               The member's  personal  account is used to purchase an
                                                             annuity at the then current rate
             ----------------------------------------------- -------------------------------------------------------



(1) The first segment represents one-and-two-thirds times the "Single Rate State Pension" as specified from time to time by the UK Inland Revenue.


Prior to his resignation, the Corporation contributed 18% of Mr. Halliwell's US salary into a deferred compensation plan into which US senior management may elect to defer a portion of annual compensation.

Messrs. LaCasse and Gonzalez participate in a defined contribution retirement plan maintained by the Corporation for all its US employees that complies with the provisions of Section 401(k) of the Internal Revenue Code. Substantially all US employees are eligible to participate in the plan, and eligibility for participation commences upon hiring. Under the terms of the plan, the Corporation currently matches 100% of the first 6% of each employee participant's voluntary contributions (excluding bonus). The Corporation's matching contributions vest automatically.

Employment Agreements

CP Ships has employment agreements with each of the Named Executive Officers under which their terms and conditions of employment including eligibility for perquisites and arrangements upon termination are detailed.

Each may be terminated without liability for severance payments if CP Ships has the English law equivalent of just cause.

In addition, Messrs. Miles and Webber may be terminated without just cause, by paying all salary and other amounts accrued at the date of termination under various compensation plans, and by giving prior notice or payment as a lump sum as follows:

     Mr. Miles (in his capacity as Chairman) -- one year's salary and average incentive compensation and benefits. Restricted Shares and Stock Options vest as normal notwithstanding termination

     Mr. Webber -- two years' salary and average incentive compensation and benefits. Restricted Shares and Stock Options vest as normal notwithstanding termination.

If, in the event of a change of control of CP Ships, either Mr. Miles' or Mr. Webber's salary, incentive compensation, or benefit plan entitlements has been reduced, or either is required to be based at a different office location, or a purchaser of CP Ships has not agreed to take over his employment contract or his status has been reduced, then Mr. Miles or Mr. Webber, as the case may be, is entitled to the full severance package as set out above.

Messrs. Miles and Webber may resign by giving 12 months' prior notice.

Messrs. Hards and Gonzalez may be terminated by paying all salary and other amounts accrued at the date of termination under various compensation plans and by giving 12 months' prior notice or pay in lieu of notice. At the date of termination at the end of the notice period, all non-vested Stock Options will lapse and Restricted Shares still within the restricted period will be forfeited. They may resign by giving six months' prior notice.

Mr. LaCasse may be terminated by paying all salary and other amounts accrued at the date of termination under various compensation plans and by giving six months' prior notice or pay in lieu of notice. At the date of termination at the end of the notice period, all non-vested Stock Options will lapse and Restricted Shares still within the restricted period will be forfeited. He may resign by giving three months' prior notice.

In accordance with the terms of his separation agreement, Mr. Halliwell received two years' salary and average incentive compensation and benefits. Restricted Shares and Stock Options will vest as normal notwithstanding his departure.

PERFORMANCE GRAPH

The following graph illustrates the total cumulative return for $100 invested in Common Shares on 3rd October 2001 (when the Corporation became a public company) with the cumulative return of The Toronto Stock Exchange 300 index to 31st December 2004.

[GRAPHIC OMITTED]
[Graph plotting share price and TSX 300 from 3rd October 2001 - 31st December
 2004]


---------------- ------------------ --------------------- -------------------- --------------------- --------------------
                  3rd October 2001    31st December 2001   31st December 2002    31st December 2003   31st December 2004
                  ----------------    ------------------   ------------------    ------------------   ------------------
---------------- ------------------ --------------------- -------------------- --------------------- --------------------
CP Ships                 $  100.00          $  152.02             $  192.21            $  296.79             $  207.29
---------------- ------------------ --------------------- -------------------- --------------------- --------------------
TSX 300                  $  100.00          $  111.37             $   95.81            $  119.08             $  133.94
---------------- ------------------ --------------------- -------------------- --------------------- --------------------


CORPORATE GOVERNANCE

The Board of Directors considers that effective corporate governance makes an important contribution to corporate success and to enhancing shareholder value. Significant US governance developments affecting the Corporation continue to be the US Sarbanes-Oxley Act, the implementing rules of the US Securities and Exchange Commission and the New York Stock Exchange ("NYSE") corporate governance rules. These laws and regulations increase management accountability for violations of US securities laws and affect the Corporation's disclosure practices. The Corporation's Corporate Governance Committee, the Board of Directors and management continue to monitor pending regulatory developments in the US and of the Canadian Securities Administrators including corporate governance guidelines, audit committee rules and Chief Executive Officer and Chief Financial Officer certification requirements.

The Corporation continuously reviews its corporate governance practices against most recent legislation and guidelines including The Toronto Stock Exchange Guidelines for Effective Corporate Governance (the "TSX Guidelines") and the proposed Multilateral Instrument 58-101 ("MI 58-101"). There are no significant differences between the Corporation's corporate governance practices and the TSX Guidelines or what is proposed under MI 58-101.

The Corporation has reviewed its corporate governance practices against the NYSE corporate governance rules and believe that its governance practices substantially comply with the rules even though as a foreign private issuer many of the rules do not apply to it. A comparison can be found on the corporate governance section of the Corporation's website at www.cpships.com which includes a brief description of differences between the NYSE rules applicable to a US listed company and the Corporation's governance practices.

Composition and Independence of the Board of Directors

The Board of Directors is comprised of eight Directors; two executive Directors (the Chairman and acting CEO and the CFO) and six non-executive Directors. The Corporate Governance Committee reviews the composition and size of the Board of Directors from time to time and has determined that the current size and composition of the Board of Directors is appropriate for a company of CP Ships' size and complexity. This number of directors permits the Board of Directors to operate in an efficient manner.

The Board of Directors is responsible for determining whether or not each director is an unrelated director under the TSX Guidelines. The six non-executive Directors are all unrelated Directors as defined in the TSX Guidelines. Because of their respective positions with the Corporation, Messrs. Miles and Webber are considered as related directors under the TSX Guidelines. The Lead Director of the Board of Directors, Viscount Weir, is a non-executive Director and at each Board Meeting convenes the non-executive Directors in the absence of the executive Directors and other management in an in-camera session to discuss various issues.

Board Responsibilities

The Board of Directors assumes responsibility for the stewardship of the Corporation by supervising the management of the Corporation's business and acting in the best interests of the Corporation with the objective of enhancing shareholder value. The Board of Directors delegates to management the authority and responsibility for the day-to-day operations of the business. The Board of Directors, through management, is the guardian of the Corporation's values, as expressed in the Corporation's Code of Business Conduct which can be found on the Corporation's website at www.cpships.com.

At Board meetings the Board of Directors reviews current operating performance and the strategic direction of the Corporation taking into account, among other things, the opportunities and risks of the business. The Board of Directors and the Audit Committee monitor systems that have been implemented to address risks identified by management and periodically review reports of management in respect of those risks. The Audit Committee meets regularly with the internal and external auditors, on both a full meeting and in-camera basis, to review reports and discuss significant risk areas.

The Compensation Committee has responsibility for making recommendations to the Board of Directors on the appointment of Officers, executive compensation, existing management resources and succession plans for Officers.

The Corporation, through its investor relations personnel, makes ongoing disclosure and responds to enquiries from shareholders and other stakeholders with review, as appropriate, by the management Disclosure Committee and the Board of Directors. Other material disclosure documents such as the Annual Report, Management's Discussion and Analysis, the Management Proxy Circular, the Annual Information Form and Quarterly Financial Statements are reviewed and approved by the management Disclosure Committee, the Board of Directors or a Committee of the Board of Directors, in each case, before they are distributed. The Corporation's investor relations personnel are available to shareholders by telephone, fax and email and the Corporation maintains an extensive investor relations website at www.cpships.com on which is posted, amongst other things, the mandates of the Audit, Compensation and Corporate Governance committees as well as the Corporation's Code of Business Conduct and corporate governance guidelines. Quarterly earnings conference calls are broadcast live over the internet and are also accessible on a recorded basis on the internet. Presentations at investor conferences are made available on the internet.

The Board of Directors, through the Audit Committee, oversees the integrity of the Corporation's disclosure controls and procedures, internal financial controls and management information systems.

Position Descriptions for the Board of Directors and for the CEO

The Board of Directors is responsible for supervising the management of the business of the Corporation. Management of the Corporation is responsible for the day-to-day operation of the business. Any responsibility not delegated to management or a committee of the Board of Directors remains with the full Board.

In addition to those matters which must by law be approved by the Board of Directors, management is required to seek Board approval for major transactions including those that involve investments and expenditures above a certain amount or other specified threshold and those that would have a significant impact on the Corporation's overall strategy.

In 2004, position descriptions were developed by the Compensation Committee for the Chairman and the CEO including a written description of the respective roles of Chairman and CEO and their objectives. These objectives are discussed annually with the Compensation Committee. These objectives include the general mandate to manage the Corporation and its businesses, including physical, financial and human resources, and to maximize shareholder value. These are then reviewed by the non-executive Directors.

Board Committees

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. All non-executive Directors are members of each of the standing committees of the Board of Directors. All non-executive Directors are "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 and three of the non-executive Directors have particular accounting and finance expertise. In addition, the Board of Directors has designated Mr. McNeil as the Audit Committee's "financial expert" pursuant to the US Sarbanes-Oxley Act of 2002.

The mandate of the Audit Committee (Chair: Mr. McNeil) includes:

     o reviewing, with management and the Corporation's internal and external auditors, the Corporation's financial reporting in connection with the annual financial statements including the judgment of the external auditors as to the quality and appropriateness of the Corporation's accounting principles

     o reviewing the Corporation's quarterly and annual financial statements including the management's discussion and analysis and recommending the release of those statements to the public

     o discussing with management the Corporation's policies and procedures for managing the principal financial risks of the Corporation's business to satisfy themselves that the principal financial risks have been identified and that systems have been implemented to effectively manage these risks

     o reviewing the effectiveness of the Corporation's disclosure controls and procedures and internal financial controls

     o subject to shareholder approval, selecting, retaining and where appropriate replacing the external auditors, including a review and discussion with the external auditors of all significant relationships that the external auditors and their affiliates have with the Corporation

     o approving the audit and non-audit services and fees of the external auditors

     o establishing procedures for anonymous complaints regarding questionable accounting or auditing matters

The mandate of the Compensation Committee (Chair: Viscount Weir) includes:

     o defining the reporting relationships of senior management of the Corporation and its major business units

     o reviewing, on a regular basis, succession plans for senior management positions

     o assessing the performance of senior management, their compensation and reviewing the compensation policy of the Corporation.

The mandate of the Corporate Governance Committee (Chair: Mr. Dey) includes:

     o monitoring and assessing the functioning of the Board of Directors and the committees of the Board of Directors and developing and implementing good corporate governance practices

     o in consultation with the Chairman and the CEO, reviewing the size, composition and profile of the Board of Directors and identifying candidates to be appointed to fill any vacancies

     o reviewing from time to time the compensation for the Board of Directors and for committee service

     o reviewing and making recommendations to the Board of Directors from time to time with respect to the performance of the Board of Directors and various committees of the Board of Directors.

All standing committees are authorized to engage outside advisors as each considers necessary at the Corporation's expense. Individual Directors can engage outside advisers at the Corporation's expense, subject to approval of the Corporate Governance Committee.

A Special Committee of the Board chaired by Mr. Dey (and comprising Messrs. Dey, Bowmer, Clanin and McNeil) was established in 2004 to investigate the circumstances surrounding the restatement of the financial statements of the Corporation for the years 2002, 2003 and the First Quarter, 2004 and stock trading activities in May and June 2004 by certain officers and further to oversee the defence against class actions law suits filed following the restatement and to liaise with regulators.

Orientation and Continuing Education of the Board of Directors

All non-executive Directors are members of each of the three standing committees of the Board of Directors. Constituting the standing committees in this manner facilitates the orientation, where appropriate, and the continuing education of the Directors concerning the business of the Corporation. Board meetings are held at locations which assist Directors in the development of their knowledge about the business. At Board meetings members of management make presentations concerning different aspects of the business, including sessions which focus on the business and its strategy. In addition, Directors are entitled to attend courses, at the Corporation's expense, which are helpful to them in discharging their respective roles as Directors.

Compensation of Non-Executive Directors

In 2004 each non-executive Director was paid an annual retainer of $45,000 except the former Chairman, Viscount Weir, who received compensation in the amount of $63,842 in respect of his duties variously as Chairman and Lead Independent Director during the course of 2004. The level of compensation to be paid to the non-executive Directors in 2005 is currently under review. Non-executive Directors do not generally receive compensation from the Corporation other than the annual retainer and do not receive fees for attending Board or Committee meetings. However, the chairman and members of the Special Committee received in aggregate $45,000 and $10,000 each respectively in consideration of the extraordinary demands placed upon them and, in particular the Committee's chairman, in fulfilling the Committee's mandate in 2004. Executive Directors are salaried Officers and are not compensated for serving as Directors.

The Board of Directors has decided that each non-executive Director should own 10,000 Common Shares or share equivalents of CP Ships within approximately five years of their election as a Director. To accomplish this, non-executive Directors can elect to apply the amount of each quarterly instalment of their retainer, after any tax withholding, towards the purchase of Common Shares under the Director Share Compensation Plan, or otherwise purchase Common Shares in the market in order to attain such share ownership level.

Pursuant to the Directors' Stock Option Plan ("DSOP"), each non-executive Director received a grant in aggregate of 4,000 Stock Options in lieu of Common Shares following their election as Directors at the Annual Meetings of Shareholders in April 2003 and May 2004. The exercise price of Stock Options was the closing price of a board lot of Common Shares on The Toronto Stock Exchange at the grant date. After the grant date 100% of the Stock Options may be exercised and, if not exercised earlier, must be exercised within 60 days after ceasing to be a Director. Stock Options will normally expire 10 years after the grant date. The Board of Directors has decided that no further stock option grants will be made to non-executive Directors under DSOP.

In January 2004, the Board of Directors decided that Common Shares or Deferred Share Units ("DSUs") would better align the interests of non-executive Directors with shareholders than by Stock Options and, subject to tax authority approvals if required, approved the

Deferred Share Unit Plan ("DSUP") to replace DSOP. DSUs are "phantom shares" not involving the issuance of Common Shares and mirror, on a tax effective basis, the performance of the Corporation's Common Shares. At the 2004 Annual Meeting of Shareholders a grant of 2,000 DSUs was made to each non-executive Director and 10,000 DSUs to Ray Miles as Chairman. At this year's meeting an annual grant of 2,000 DSUs is proposed to be made to each non-executive Director and 10,000 DSUs to Ray Miles as Chairman following the Annual Meeting of Shareholders at which Directors are elected or, alternatively, non-executive Directors and the Chairman could decide to receive an equal number of Common Shares to be purchased in the market by the Corporation. Each applicable Director can redeem DSUs awarded after they cease to be a Director. DSUs are considered by the Board of Directors to be Common Share equivalents.

Assessing the Effectiveness of the Board of Directors

Directors are expected to attend all Board and Committee meetings unless unable to attend as a result of illness, unresolved date conflicts or for other acceptable reasons. Directors are expected to have reviewed in advance of meetings all meeting materials.

The Secretary of the Corporation interviews each Director annually and obtains their observations on the effectiveness of the Board and Committees. Results are reviewed with the Chairman of the Board of Directors and a report is made to the Board of Directors as a whole. Issues of concern and measures to increase effectiveness are then discussed and addressed by the Board of Directors.

In 2004, there were 16 Board meetings, 15 Audit Committee meetings, six Compensation Committee meetings and three Corporate Governance Committee meetings. Director attendance at Board and Committee meetings in 2004 was as follows:

                                                       Corporate
                              Audit     Compensation   Governance
     Director       Board   Committee    Committee     Committee
------------------- ------ ------------ ------------- ------------
Viscount Weir        13        12            4             3
------------------- ------ ------------ ------------- ------------
John Bowmer          12        12            5             2
------------------- ------ ------------ ------------- ------------
Robert Clanin        14        12            6             3
------------------- ------ ------------ ------------- ------------
Peter Dey            15        15            6             3
------------------- ------ ------------ ------------- ------------
John McNeil          14        14            5             2
------------------- ------ ------------ ------------- ------------
Nigel Rich           16        15            6             3
------------------- ------ ------------ ------------- ------------
Ray Miles*           16        15            6             3
------------------- ------ ------------ ------------- ------------
Frank Halliwell*     13        13            4             2
------------------- ------ ------------ ------------- ------------
Ian Webber*          15        15            6             3
------------------- ------ ------------ ------------- ------------


* Although Messrs. Miles, Halliwell and Webber were not members of any Board Committee, they attended (with no decision or voting rights) certain meetings at the invitation of the Committee Chairs.


Functioning of the Board of Directors Independent of Management

The Corporate Governance Committee is responsible for proposing new nominees to the Board of Directors. All its members are unrelated and independent directors. Director nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, understand the Corporation's mission and strategic objectives, and a willingness to serve.

The Compensation Committee is responsible for management succession planning and also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them.

The current Lead Director of the Board of Directors, Viscount Weir, is a non-executive Director and regularly convenes the non-executive Directors in the absence of the executive Directors and other management in an in-camera session in order to discuss various issues.

ADDITIONAL ITEMS

Indebtedness of Directors, Officers and Employees

As of 30th March 2005, other than routine indebtedness (as defined in Multilateral Instrument 51-102) no employee, Director or Officer of CP Ships was indebted to the Corporation or its subsidiaries.

Availability of Documents

Copies of the following documents are available on written request to the office of the Corporation's Secretary at CP Ships Limited, 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom: the Annual Information Form for 2004, the Annual Report to Shareholders for 2004 containing the Consolidated Financial Statements for the year ended 31st December 2004 together with the Auditors' Report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations, the Quarterly Financial Statements for 2004 and this Circular.

Directors' Approval

The contents of this Circular and its distribution to each shareholder entitled to receive notice of the Annual Meeting, and to the auditors of the Corporation, have been approved by the Board of Directors of CP Ships.

John M Baker
Senior Vice President, General Counsel and Secretary
Gatwick, England
30th March 2005

                                  APPENDIX 1

                RESOLUTION CONFIRMING THE AMENDED AND RESTATED
                            SHAREHOLDER RIGHTS PLAN

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Shareholder Rights plan, as set out in the Amended and Restated Shareholder Rights Plan Agreement between the Corporation and Computershare Trust Company of Canada, as trustee dated 30th July 2001 as amended on 27th February 2002, which is described and summarized in the attached Management Proxy Circular, be and is hereby reconfirmed.

2. Any officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation to execute and deliver such other documents and instruments and take such other actions as such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.